

Proxy Statement and 2009 Annual Report to Stockholders



Dear Fellow Stockholders,

In 2009 Systemax delivered all-time record revenues and solid bottom line results despite a business environment that was the most challenging in several generations. We did this by executing on sales growth opportunities that were available to Systemax as a financially strong company, while rationalizing our expenses with focused cost reduction initiatives that will not impact our future growth. Throughout the year we strategically invested in areas that support our long-term growth strategy, including investing in our sales force and B2B operations, improving our e-Commerce sites, enhancing our in-store consumer experience and expanding our retail store footprint.

History has proven that challenging markets present unprecedented growth opportunities – and that was certainly the case for Systemax in 2009. In May we acquired one of the most iconic brands in U.S. electronics retailing – the Circuit City brand and select assets (certain trademarks, trade names, internet domain names including www.CircuitCity.com, customer lists and information, and other intangible assets of Circuit City's e-Commerce business). This acquisition, coupled with our expanding CompUSA store footprint, our innovative Retail 2.0 initiative and our industry leading TigerDirect e-Commerce business, cemented our position as a leader in the consumer electronics retail market. Additionally, in September we acquired WStore Europe, a supplier of business IT products, which significantly strengthened our France and U.K. operations. We believe these strategic steps further strengthen our business and ability to drive future growth.

Below I outline our 2009 financial results as well as the progress we made on a number of key initiatives in our business segments.

Consolidated Result For Fiscal 2009

- Grew revenues by 4% to over $3.2 billion, an all time record;
- Delivered operating income of $73 million, and net income of $46 million, or $1.24 per diluted share;
- Paid a special dividend of $0.75 per share;
- Maintained high working capital of more than $252 million as of December 31, 2009;
- Increased short-term debt by approximately $15 million primarily revolving debt assumed as part of the WStore acquisition;
- Maintained high availability of liquidity with an undrawn credit facility of $120 million and total cash and available liquidity of over $150 million; and
- Grew total stockholders' equity to a record $365 million.

While these results would be characterized as very good in a normalized economy, they are most impressive given the prevailing economic environment. Systemax continues to prove itself to be a strong company, with highly recognized and valuable brands and a loyal customer base.

Consumer Channels

On the consumer front, our operations performed well, with channel sales up over 12% compared to 2008. This growth was aided by our expanding retail store footprint, one of our key growth initiatives. At the end of the year, we had 34 retail stores open and operating in North America. During 2009 we opened five new CompUSA stores and entered several important markets, including Delaware and Houston, Texas. Our strategy is to expand in the large metropolitan areas where we already maintain a presence and in new markets that can support standalone destination stores. Our philosophy has been and will continue to be about opening stores at a pace and in markets that will add to our long-term growth and profitability. We also continued to innovate and rollout the Retail 2.0 platform – our pioneering concept, which empowers customers and revolutionizes how they shop for consumer electronics – to the majority of our stores. Customer response to Retail 2.0 has been very positive, as this shopping format enhances the in-store experience with interactive data and media previously only available online.

On the web front, the major event during 2009 was the acquisition and relaunch of CircuitCity.com. The site is ramping up nicely and generated significant sales during 2009. We continue to build Circuit City's brand awareness and reactivate customers. In the near-term we are concentrating on expanding our product offerings by adding additional categories and further improving our overall performance. Circuit City is a prized asset that has significant value outside of e-Commerce and we are currently exploring additional opportunities to extract that value. Additionally, TigerDirect.com, our largest direct sales website in terms of revenue, continues to perform well and maintained its rank as one of the top rated e-Commerce sites for online retailing of computer products and consumer electronics.

Business to Business Channels

Our Business to Business (B2B) channels were the most affected by the economic slowdown. B2B Channel sales were down almost 5% compared to 2008 driven by a soft performance in Europe, where we have a physical presence in seven countries and sell into 14 countries. Like last year, our performance in Europe differed substantially by country with continued challenges in Spain, Germany, and Italy, whose economies remain weak. The bright side in Europe was the U.K., our largest European operation, and France, where sales modestly increased excluding any contribution from the WStore Europe acquisition in September. The acquisition complements our existing MISCO operations with minimal overlap. We are excited by this growth opportunity, which essentially doubles the size of our business in France and enhances our existing operations in the U.K. While we have made substantial progress on the integration of WStore Europe this process remains in its early stages. As such, we expect to begin to realize the full financial benefit of this acquisition later this year.

In North America, we expect B2B to offer significant growth opportunities for Systemax, as IT spending in the enterprise sector improves. In anticipation of this recovery, in 2009 we opened two new sales offices and we are selectively opening small B2B offices within a number of retail stores in our most attractive SMB markets. Thus far we are pleased with the results of these new offices and the response from our customers. In our Industrial Products Group, sales for the full year were down, but the segment continued to generate strong margins and had a positive impact on our bottom line. As in our other B2B channels, we started seeing some initial signs of recovery toward the end of 2009, driven by our expanding product offerings and improved customer website, as well as somewhat improved business conditions. We continue to make prudent investments to improve our market position in this segment, while carefully controlling costs.

Other Events

In my letter last year I told you we were closely monitoring our ProfitCenter Software ("PCS") hosted software business and in June we made the difficult decision to exit this business. We concluded it was in the best interests of the Company and its shareholders to reduce our investment in the software business, allowing us to focus on our core businesses and most promising growth opportunities. We continue to utilize the PCS application within our own businesses but have ended most of our external customer relationships.

Systemax remains a profitable and growing business that is well positioned for the future. While the macro economic environment is showing some signs of stabilizing, uncertainty remains. However, we are taking the necessary strategic steps to build and grow our businesses. In 2010 we will continue to drive revenue growth by leveraging our portfolio of brands and exploring opportunities in both new and existing markets. Overall, we are confident in Systemax's long-term growth potential and in our ability to successfully execute our strategic plan.

Thank you to our stockholders for your support, to our customers and vendors for your loyalty, and to our employees for your hard work and commitment to the Company.

Sincerely,



Richard Leeds
Chairman and Chief Executive Officer
April 26, 2010

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

INVESTOR RELATIONS:

Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

TRANSFER AGENT:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 212-936-5100
Email: info@amstock.com
Web Site: http://www.amstock.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

STOCK EXCHANGE:

The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

CORPORATE GOVERNANCE

Copies of the Company's 2009 Annual Report on Form 10-K, Proxy Statement for the 2010 Annual Meeting, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission are available online at www.systemax.com or to stockholders without charge upon written request to the Company's address listed above, Attention: Investor Relations. In addition, on the Corporate Governance page of the Company's website, www.systemax.com, stockholders can view the Company's Corporate Ethics Policy, Audit Committee Charter, Compensation Committee Charter, Nominating/Corporate Governance Committee Charter and Corporate Governance Guidelines and Principles.

The most recent certifications by the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of New York Stock Exchange Listed Company Manual.

Systemax Inc. (www.systemax.com), a Fortune 1000 company, sells personal computers, computer supplies and accessories, consumer electronics and industrial products through branded e-commerce web sites, direct mail catalogs, relationship marketers and retail stores in North America and Europe. The primary brands are TigerDirect, CompUSA, Circuit City, MISCO, WStore and Global Industrial. It also manufactures and sells computers and accessories under the Systemax and Ultra brands.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant |X|
Filed by a Party other than the Registrant |_|

Check the appropriate box:

|_| Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
|x| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material under Rule 14a-12

Systemax Inc.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|x| No fee required
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

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|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fe was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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(4) Date Filed:

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

April 29, 2010

Dear Stockholders:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of Systemax Inc. (the "Company") which will be held at the Company's corporate offices, located at 11 Harbor Park Drive, Port Washington, New York at 2:00 p.m. on Friday, June 11, 2010. Your Board of Directors looks forward to greeting those stockholders who are able to attend. On the following pages you will find the formal Notice of Annual Meeting and Proxy Statement.

Whether or not you plan to attend the meeting in person, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, please vote your shares over the internet at www.proxyvote.com or by telephone at (800) 690-6903 until 11:59 PM (EDT) on June 10, 2010, or if you received a paper proxy card, date, sign and return the proxy card as soon as possible in the envelope provided or to the address set forth in the voting instructions therein. Your cooperation will ensure that your shares are voted.

I hope that you will attend the Annual Meeting, and I look forward to seeing you there.

Sincerely,

RICHARD LEEDS
Chairman and Chief Executive Officer

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 11, 2010

Dear Stockholders:

The 2010 Annual Meeting of the Stockholders of Systemax Inc. (the "Company") will be held at the Company's offices, 11 Harbor Park Drive, Port Washington, New York, on Friday, June 11, 2010 at 2:00 p.m. for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect the Company's Board of Directors;

2. To consider and vote upon a proposal to approve the Company's 2010 Long Term Incentive Plan;

3. To consider and vote upon a proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants; and

4. To transact such other business as may properly come before the meeting and any and all adjournments or postponements thereof.

The Board of Directors has fixed the close of business on April 14, 2010 as the record date for the determination of the stockholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

Stockholders are invited to attend the meeting. Whether or not you expect to attend, we urge you to vote your shares. YOU CAN VOTE YOUR SHARES OVER THE INTERNET AT www.proxyvote.com OR BY TELEPHONE AT (800) 690-6903 UNTIL 11:59 PM (EDT) ON JUNE 10, 2010. IF YOU RECEIVED A PAPER PROXY CARD BY MAIL, YOU MAY ALSO VOTE BY SIGNING, DATING, AND RETURNING THE PROXY CARD IN THE ENVELOPE PROVIDED OR TO THE ADDRESS SET FORTH IN THE VOTING INSTRUCTIONS CONTAINED THEREIN. If you attend the meeting, you may vote your shares in person, which will revoke any previously executed proxy.

If your shares are held of record by a broker, bank or other nominee and you wish to attend the meeting, you must obtain a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and bring it to the meeting. In order to vote your shares at the meeting, you must obtain from the record holder a proxy issued in your name.

Regardless of how many shares you own, your vote is very important. PLEASE VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE OR IF YOU RECEIVED A PAPER PROXY CARD BY MAIL, SIGN, DATE, AND RETURN THE PROXY CARD IN THE ENVELOPE PROVIDED TODAY.

Sincerely,

CURT S. RUSH
General Counsel and Secretary

Port Washington, New York
April 29, 2010

Table of Contents

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 11, 2010.

Our Proxy Statement and Annual Report are available online at:

www.proxyvote.com

Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the "Board") of Systemax Inc., a Delaware corporation (the "Company"), for the 2010 Annual Meeting of Stockholders of the Company to be held on June 11, 2010 (the "Annual Meeting"). The Company has made the proxy materials available to stockholders of record as of the close of business on April 14, 2010 at www.proxyvote.com beginning on April 29, 2010 and is first mailing such materials to stockholders that requested printed copies of such materials on or about April 29, 2010.

You can ensure that your shares are voted at the meeting by voting your shares over the internet at www.proxyvote.com or by telephone at (800) 690-6903 until 11:59 PM (EDT) on June 10, 2010 or by signing, dating and promptly returning a proxy, if you received a proxy by mail, in the envelope provided or to the address contained in the voting instructions therein. Voting your shares over the internet, by telephone or by sending in a signed proxy will not affect your right to attend the meeting and vote in person. Stockholders of record may revoke their proxy at any time before it is voted by notifying the Company's Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038, Attention: Proxy Department, in writing, or by executing and delivering a subsequently dated proxy to the address contained in the voting instructions in the proxy, which revokes your previously executed proxy. Beneficial holders whose shares are held of record by a broker, bank or other nominee may revoke their proxy at any time before it is voted by following the instructions of their broker, bank or other nominee.

The Company's principal executive offices are located at 11 Harbor Park Drive, Port Washington, New York 11050.

Voting Procedures

Proxies will be voted as specified by the stockholders. Where specific choices are not indicated, proxies will be voted for proposals 1, 2 and 3. If any other matters properly come before the Annual Meeting, the persons named in the proxy will vote at their discretion. Under the Delaware General Corporation Law and the Company's Amended and Restated Certificate of Incorporation and By-Laws, (1) the affirmative vote of a plurality of the outstanding shares of common stock of the Company (the "Shares") entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to elect the nominated directors of the Board (Proposal 1); (2) the affirmative vote of a majority of the outstanding Shares entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required will be required to adopt the 2010 Long Term Incentive Plan; and (3) the affirmative vote of a majority of the outstanding Shares entitled to vote and present, in person or by properly executed proxy, at a meeting at which a quorum is present will be required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants (Proposal 3).

A quorum is representation in person or by proxy at the Annual Meeting of at least a majority of the outstanding Shares. Abstentions will have no effect on the election of directors (Proposal 1). Abstentions on other matters will be treated as votes cast on particular matters as well as shares present and represented for purposes of establishing a quorum, with the result that an abstention has the same effect as a negative vote. Where nominee record holders do not vote on specific issues because they did not receive specific instructions on such issues from the beneficial owners, such broker non-votes will not be treated as votes cast on a particular matter, and will therefore have no effect on the vote, but will be treated as shares present or represented for purposes of establishing a quorum.

If your shares are held through a broker, bank or other nominee, you must provide voting instructions to such record holder in accordance with such record holder's requirements in order to ensure that your shares are properly voted. If you do not provide your broker or other nominee with instructions on how to vote your "street name" shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker "non-vote") such as Items 1 and 2. Shares subject to a broker "non-vote" will not be considered entitled to vote with respect to Items 1 and 2, and will not affect the outcome on those Items. Please note that the rules regarding how brokers may vote your shares have changed this year as compared to last year's rules. Brokers may no longer vote your shares on the election of directors, or any other non-routine matters, in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

A list of stockholders of the Company satisfying the requirements of Section 219 of the Delaware General Corporation Law shall be available for inspection for any purpose germane to the Annual Meeting during normal business hours at the offices of the Company at least ten days prior to the Annual Meeting.

On April 14, 2010, the record date, there were outstanding and entitled to vote (excluding Company treasury shares) 36,649,264 Shares entitled to one vote per Share. Stockholders will not be entitled to appraisal rights in connection with any of the matters to be voted on at the Annual Meeting.

Internet Posting of Proxy Materials

Why did I receive a notice regarding the internet availability of proxy materials instead of paper copies of the proxy materials?

This year, like last year, we are using the Securities and Exchange Commission, or SEC, "notice only" rule that allows us to furnish our proxy materials over the internet to our stockholders instead of mailing paper copies of those materials to each stockholder. As a result, beginning on or about April 29, 2010, we sent to most of our stockholders by mail a "Notice of Internet Availability" containing instructions on how to access our proxy materials over the Internet and vote online. This notice is not a proxy card and cannot be used to vote your shares. If you received a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

If you own shares of common stock in more than one account—for example, in a joint account with your spouse and in your individual brokerage account—you may have received more than one notice. To vote all of your shares by proxy, please follow each of the separate proxy voting instructions that you received for your shares of common stock held in each of your different accounts.

How can I access the proxy materials over the Internet?

Your Notice of the Internet Availability of the proxy materials, proxy card or voting instruction card will contain instructions on how to view our proxy materials for the Annual Meeting on the Internet. Our proxy materials and annual report on Form 10-K for fiscal year 2009, as well as the means to vote by Internet, are available at www.proxyvote.com

How may I obtain a paper copy of the proxy materials?

If you receive a Notice of the Internet Availability of the proxy materials, you will find on your notice instructions about how to obtain a paper copy of the proxy materials. If you did not receive the notice, you will receive a paper copy of the proxy materials by mail.

What is "householding"?

SEC rules allow a single copy of the proxy materials or the Notice of Internet Availability of proxy materials to be delivered to multiple stockholders sharing the same address and last name, or who we reasonably believe are members of the same family in a manner provided by such rules. This practice is referred to as "householding" and can result in significant savings of paper and mailing costs. In accordance with SEC rules, stockholders sharing the same address and last name, or who we reasonably believe are members of the same family, will receive one copy of the proxy materials or notice of internet availability of proxy materials.

How can I find voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and we will publicly disclose the results on a Form 8-K within four business days of the Annual Meeting, as required by newly adopted Securities and Exchange Commission rules.

ELECTION OF DIRECTORS
Proposal No. 1 on Proxy Card

At the Annual Meeting, eight Directors are to be elected to serve until their successors have been elected and qualified. Information regarding such nominees is set forth below.

The accompanying proxy will be voted for the election of the Board's nominees unless contrary instructions are given. If any Board nominee is unable to serve, which is not anticipated, the persons named as proxies intend to vote, unless the Board of Directors reduces the number of nominees, for such other person or persons as the Board of Directors may designate.

Each of the nominees served as a director during fiscal year 2009. If voting by proxy with respect to the election of Directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes for specific nominees.

There were no arrangements or understandings between any Director or nominee for Director and any other person pursuant to which such person was selected as a Director or nominee for Director. There are no family relationships among any of our Directors or executive officers or nominees for Director or executive officer, except that Richard Leeds, Bruce Leeds and Robert Leeds are brothers.

Nominees

Name of Nominee	Principal Occupation	Age	Director Since
Richard Leeds	Chairman and Chief Executive Officer of the Company	50	April 1995
Bruce Leeds	Vice Chairman of the Company	54	April 1995
Robert Leeds	Vice Chairman of the Company	54	April 1995
Gilbert Fiorentino	Chief Executive of the Company's Technology Products Group	50	May 2004
Lawrence P. Reinhold	Executive Vice President and Chief Financial Officer of the Company	50	March 2009
Robert D. Rosenthal	Chairman and Chief Executive Officer of First Long Island Investors LLC	61	July 1995
Stacy S. Dick	Chief Financial Officer of Julian Robertson Holdings	53	November 1995
Marie Adler-Kravecas	Retired President of Myron Corporation	50	June 2009

Richard Leeds joined the Company in 1982 and has served as Chairman and Chief Executive Officer of the Company since April 1995. Mr. Leeds graduated from New York University in 1982 with a B.S. degree in Finance. Mr. Leeds, together with his brothers Bruce and Robert Leeds, are the majority stockholders of the Company and the sons of one of the Company's founders. Mr. Leeds served as Co-President and Chief Financial Officer of the Company prior to its becoming a public company in 1995. Mr. Leeds was selected to serve as Chairman of our Board due to his experience and depth of knowledge of the Company and the direct marketing, computer and industrial products industries, his role in developing and managing the Company's business strategies and operations, as well as his exceptional business judgment and leadership qualities.

Bruce Leeds joined the Company in 1977 and has served as Vice Chairman of the Company since April 1995. Mr. Leeds also served as President of International Operations of the Company from 1990 until March 2005. Mr. Leeds graduated from Tufts University in 1977 with a B.A. degree in Economics. Mr. Leeds, together with his brothers Richard and Robert Leeds, are the majority stockholders of the Company and the sons of one of the Company's founders. Mr. Leeds served as Co-President and Head of International Operations of the Company prior to its becoming a public company in 1995. Mr. Leeds was selected to serve as a director on our Board due to his experience and depth of knowledge of the Company and the direct marketing, computer and industrial products industries, his role in developing and managing the Company's business strategies and operations, his experience in international business as well as his exceptional business judgment.

Robert Leeds joined the Company in 1977 and has served as Vice Chairman of the Company since April 1995. Mr. Leeds also served as President of Domestic Operations of the Company from April 1995 until March 2005. Mr. Leeds graduated from Tufts University in 1977 with a B.S. degree in Computer Applications Engineering. Mr. Leeds, together with his brothers Richard and Bruce Leeds, are the majority stockholders of the Company and the sons of one of the Company's founders. Mr. Leeds served as Co-President and head of Domestic Operations of the Company prior to its becoming a public company in 1995 , Mr. Leeds was selected to serve as a director on our Board because of his experience and depth of knowledge of the Company and the direct marketing, computer and industrial products industries his role in developing and managing the Company's business strategies and operations, his significant computer and technology industry experience as well as his exceptional business judgment.

Gilbert Fiorentino joined the Company in 1995 as President of Tiger Direct, Inc. a subsidiary of the Company and has served as Chief Executive of the Company's Technology Products Group and as a Director of the Company since 2004. Mr. Fiorentino graduated from the University of Miami in 1981 with a B.S. degree in Economics and graduated from the University of Miami Law School in 1984. Mr. Fiorentino was selected to serve as a director on our Board due to his exceptional business acumen and his significant management and marketing experience in the technology products business, including computer and consumer electronic product sales, as well as his significant retail sales experience, including direct marketing via online, catalogs and B2B relationship sales as well as brick and mortar store retail sales.

Lawrence P. Reinhold joined the Company in January 2007 and has served as Executive Vice President and Chief Financial Officer of the Company since that date. In addition, Mr. Reinhold has served as a Director since March 2009. Mr. Reinhold was a business, finance and accounting consultant in 2006. Previously he was Executive Vice President and Chief Financial Officer of Greatbatch, Inc., a publicly traded developer and manufacturer of components used in implantable medical devices from 2002 through 2005; Executive Vice President and Chief Financial Officer of Critical Path, Inc. a publicly traded communications software company in 2001; and a Managing Partner of PricewaterhouseCoopers LLP with responsibility for its Technology, Information, Communications, Media and Entertainment industry practice in the Midwestern United States from 1998 until 2000 (and held other positions at that firm from 1982 until 1998). He received his B.S. degree *summa cum laude* in Business Administration in 1982 and his M.B.A. in 1987 from San Diego State University and received his Certified Public Accountant license in California in 1984. Mr. Reinhold was selected to serve as a director on our Board due to his contributions since joining the Company and his extensive experience and expertise in business, finance, accounting, SEC reporting, public company management, mergers and acquisitions and financial systems as well as his serving as a CFO of other public technology companies and a partner with an international accounting firm.

Robert D. Rosenthal has served as an independent Director of the Company since July 1995. He has been the lead independent director since October 2006. Mr. Rosenthal is Chairman and Chief Executive Officer of First Long Island Investors LLC, which he co-founded in 1983. Mr. Rosenthal is a 1971 *cum laude* graduate of Boston University and a 1974 graduate of Hofstra University Law School. Mr. Rosenthal is the chairman and CEO of a wealth management company that invests in numerous public companies and is also an attorney and member of the bar of the State of New York. Mr. Rosenthal was selected to serve as a director on our Board due to his financial, investment and legal experience and acumen.

Stacy S. Dick has served as an independent Director of the Company since November 1995. Mr. Dick has served as Chief Financial Officer of Julian Robertson Holdings since November 2008. Mr. Dick was a Managing Director of Rothschild Inc. from 2001 to 2008 and served as an executive of other entities controlled by Rothschild family interests. Mr. Dick graduated from Harvard University with an A.B. degree *magna cum laude* in 1978 and a Ph.D. in Business Economics in 1983. He has served as an adjunct professor of finance at the Stern School of Business (NYU) since 2004. Mr. Dick was selected to serve as a director on our Board due to his exceptional knowledge and experience in the areas of business, finance and economics.

Marie Adler-Kravecas has served as an independent Director of the Company since June 2009. Ms. Adler-Kravecas joined Myron Corporation, an international, business-to-business direct marketing company, in 1984 and served as President from 1999 to 2004. In 2005, Ms. Adler-Kravecas founded Wellconnected, LLC, a consumer direct marketing company which was sold in 2008. Ms. Adler-Kravecas is currently retired. Ms. Adler-Kravecas received a B.S. degree in Marketing and Business Administration from George Washington University in 1981. She has been a member of the Young President's Organization since 2003 and The Executive Group from 2004 to 2008. Ms. Adler-Kravecas has been on the Board of the Children's Aid and Family Service since 2004. Ms. Adler-Kravecas was selected to serve as a director on our Board due to her practical experience in direct marketing and international business.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF ALL THE DIRECTOR NOMINEES, WHICH IS DESIGNATED AS PROPOSAL NO. 1.

CORPORATE GOVERNANCE

Independence of Directors

In connection with its annual review of director independence, the Board has determined that each of the following Directors or nominees of the Company meets the standards for independence required by the New York Stock Exchange and Securities and Exchange Commission rules: Robert D. Rosenthal, Stacy S. Dick and Marie Adler-Kravecas. The Board made this determination based on (a) the absence of any of the express disqualifying criteria relating to director independence set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and (b) the criteria for independence required of audit committee directors by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Although the Board has not adopted categorical standards of materiality for independence purposes (other than those set forth in the NYSE listing standards and the Exchange Act), information provided by the Directors to the Company did not indicate any relationships (e.g., commercial, industrial, banking, consulting, legal, accounting, charitable, or familial) which would impair the independence of any of the nonemployee Directors. The Board has determined that there is no material relationship between the Company and each of Mr. Rosenthal, Mr. Dick and Ms. Adler-Kravecas (directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and that each of them is independent pursuant to the NYSE listing standards. In making its determination, the Board took into consideration the fact that a private partnership, in which Messrs. Richard, Robert and Bruce Leeds are general partners, has invested funds with a private investment firm, of which Robert D. Rosenthal is Chairman and CEO. The Board (in each case with Mr. Rosenthal and Messrs. Richard, Robert and Bruce Leeds being recused) determined that such relationship was not material to Messrs. Richard, Robert and Bruce Leeds individually or collectively or to Mr. Rosenthal.

As a "controlled company," the Company is exempt from the New York Stock Exchange requirement that listed companies have a majority of independent directors. A "controlled company" is defined by the New York Stock Exchange as a company of which more than 50% of the voting power for the election of directors is held by an individual, group or other company. The Company is a "controlled company" in that more than 50% of the voting stock for the election of directors of the Company, in the aggregate, is owned by certain members of the Leeds family (including Richard Leeds, Robert Leeds and Bruce Leeds, each of whom is an officer and Director of the Company) and certain Leeds' family trusts (collectively, the "Leeds Group"). The members of the Leeds Group have entered into a Stockholders Agreement with respect to certain Shares they each own. See "Transactions With Related Persons" below.

Meetings of Non-Management Directors

The New York Stock Exchange requires the "non-management directors" or independent directors of a NYSE-listed company to meet at regularly scheduled executive sessions without management and to disclose in their annual proxy statements (1) the name of the non-management director who is chosen to preside at all regularly-scheduled executive sessions of the non-management members of the board of directors and (2) a method for all interested parties to communicate directly with the presiding director or with the non-management directors as a group. The Board's non-management or independent directors meet separately in executive sessions, chaired by the Lead Independent Director (currently Robert D. Rosenthal), at least quarterly.

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines, which are available on the Corporate Governance page of our website at www.systemax.com. The Corporate Governance Guidelines were amended in April 2010.

Corporate Ethics Policy

The Company has adopted a Corporate Ethics Policy that applies to all employees of the Company, including the Company's Chief Executive Officer, Chief Financial Officer and Controller, its principal accounting officer. The Corporate Ethics Policy is designed to deter wrongdoing and to promote honest and ethical conduct, compliance with applicable laws and regulations, full and accurate disclosure of information requiring public disclosure and the prompt reporting of Policy violations. The Company's Corporate Ethics Policy is available on the Company's website (*www.systemax.com*). We intend to disclose on our website, in accordance with applicable laws and regulations, amendments to, or waivers from, our Corporate Ethics Policy. Our Corporate Ethics Policy was amended in March 2010.

Communications with Directors

Stockholders of the Company who wish to communicate with the Board or any individual Director can write to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050 or send an email to investinfo@systemax.com. Your letter or email should indicate that you are a stockholder of the Company. Depending on the subject matter of your inquiry, management will forward the communication to the Director or Directors to whom it is addressed; attempt to handle the inquiry directly, as might be the case if you request information about the Company or it is a stockholder related matter; or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to any requesting Director.

Interested parties, including non-shareholders wishing to communicate directly with the Lead Independent Director or the non-management members of the Board as a group should address their inquires by mail sent to the attention of Robert D. Rosenthal, Lead Independent Director, at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Interested parties, including non-shareholders wishing to communicate directly with the Chairman of the Audit Committee or the Audit Committee as a group should address their inquires by mail to the attention of Stacy S. Dick, Audit Committee Chairman, at the Company's principal executive office located at 11 Harbor Park Drive, Port Washington, NY 11050. All communications will be promptly relayed to the appropriate recipient(s).

Director Attendance at Annual Meetings

At last year's annual meeting, held on June 12, 2009, three Directors attended the meeting, including the Chairman of the Board and the Lead Independent Director. The Company does not have a policy with regards to Directors' attendance at annual stockholder meetings.

Board Meetings

During fiscal year 2009, the Board of Directors held five meetings, the Audit Committee held six meetings, the Compensation Committee held six meetings, the Nominating/Corporate Governance Committee held four meetings, and the Executive Committee held no meetings. All of the Directors attended at least 75% of all of the meetings of the Board and the respective committees of the Board of which they were members.

Committees of the Board

The Board of Directors has the following standing committees:

Audit Committee

The Audit Committee is appointed by the Board to assist the Board with oversight of (i) the integrity of the financial statements of the Company, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independence and qualifications of the Company's external auditors, and (iv) the performance of the Company's internal audit function and external auditors. It is the Audit Committee's responsibility to retain or terminate the Company's independent registered public accountants, who audit the Company's financial statements, and to prepare the Audit Committee report that the Securities and Exchange Commission requires to be included in the Company's Annual Proxy Statement. (See "Report of the Audit Committee" below.) As part of its activities, the Audit Committee meets with the Company's independent registered public accountants at least annually to review the scope and results of the annual audit and quarterly to discuss the review of the quarterly financial results. In addition, the Audit Committee receives and considers the independent registered public accountants' comments and recommendations as to internal controls, accounting staff, management performance and auditing procedures. The Audit Committee is also responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

In addition, the Audit Committee is responsible for reviewing, and discussing with management and reporting to the Board regularly, the Company's risk assessment and risk management processes. While it is the job of senior management to assess and manage the Company's exposure to risk under the oversight of the Board of Directors, the Audit Committee reviews and discusses with management the Company's risk management process. In addition, the Audit Committee works together with the Compensation Committee regarding the Company's compensation policies for all of the Company's employees as the policies relate to the Company's risk management goals and objectives. The Audit Committee also discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

The Audit Committee Charter was last amended in April 2010. A copy of the Audit Committee Charter is available on the Company's website, *www.systemax.com*.

The current members of the Audit Committee are Stacy S. Dick (chairman), Robert D. Rosenthal and Marie Adler-Kravecas. None of the current members or nominees of the Audit Committee are officers or employees of the Company. The Committee meets regularly both with and without management participation. As noted above, in the judgment of the Board, each of the members of the Audit Committee meets the standards for independence required by the rules of the Securities and Exchange Commission and New York Stock Exchange. In addition, the Board has determined that Mr. Dick and Mr. Rosenthal are "audit committee financial experts" as defined by regulations of the Securities and Exchange Commission.

The Company does not have a standing policy on the maximum number of audit committees of other publicly owned companies on which the members of the Audit Committee may serve. However, if a member of the Audit Committee simultaneously serves on the audit committee of more than two other publicly-owned companies, the Board must determine whether such simultaneous service would impair the ability of such member to effectively serve on the Audit Committee. Any such determination will be disclosed in the Company's annual proxy statement.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee's responsibilities include, among other things (i) identifying individuals qualified to become Board members and recommending to the Board nominees to stand for election at any meeting of stockholders, (ii) identifying and recommending nominees to fill any vacancy, however created, in the Board, and (iii) developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance principles (including director qualification standards, responsibilities and compensation) and periodically reviewing the code and principles. The current members of the Nominating/Corporate Governance Committee are Robert D. Rosenthal (Chairman), Stacy S. Dick and Marie Adler-Kravecas. In nominating candidates to become Board members, the Committee shall take into consideration such factors as it deems appropriate, including the experience, skill, integrity and background of the candidates. The Committee may consider candidates proposed by management or stockholders but is not required to do so. The Committee does not have any formal policy with regard to the consideration of any Director candidates recommended by the security holders or any minimum qualifications or specific procedure for identifying and evaluating nominees for Director as the Board does not believe that such a formalistic approach is necessary or appropriate at this time.

The Nominating/Corporate Governance Committee is responsible for developing and recommending to the Board a set of risk management policies and procedures, including the Company's compensation policies for all its employees as they relate to risk management, and to review these policies and procedures annually.

The Nominating/Corporate Governance Committee, in seeking qualified Board members, does not have a policy regarding utilizing diversity, however defined, in its selection process. The Nominating/Corporate Governance Committee looks for individuals who have very high integrity, significant business experience and a deep genuine interest in the Company. We believe that each of the director nominees and other directors bring these qualifications to our Board of Directors. Moreover, they provide our board with a diverse complement of specific business skills, experience and perspectives.

The Nominating/Corporate Governance Committee Charter was last amended in April 2010. The Nominating/Corporate Governance Committee Charter is available on the Company's website (*www.systemax.com*).

Stockholder Nominations for Director

Stockholders may propose candidates for Board membership by writing to Systemax Inc., Attention: Nominating/Corporate Governance Committee, 11 Harbor Park Drive, Port Washington, NY 11050 so that the nomination is received by the Company by February 14, 2011 to be considered for the 2011 annual meeting. Any such proposal shall contain the name, Company security holdings and contact information of the person making the nomination; the candidate's name, address and other contact information; any direct or indirect holdings of the Company's securities by the nominee; any information required to be disclosed about directors under applicable securities laws and/or stock exchange requirements; information regarding related party transactions with the Company and/or the stockholder submitting the nomination; any actual or potential conflicts of interest; the nominee's biographical data, current public and private company affiliations, employment history and qualifications and status as "independent" under applicable securities laws and stock exchange requirements. Nominees proposed by stockholders will receive the same consideration as other nominees.

Compensation Committee

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock-based incentive grants. The Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company including the Company's incentive-based and equity-based compensation plans. The Compensation Committee also prepares an annual report on executive compensation for inclusion in the annual proxy statement. (See "Compensation Committee Report to Stockholders" below.) The current members of the Compensation Committee are Robert D. Rosenthal (Chairman), Stacy S. Dick and Marie Adler-Kravecas.

In addition, it is the Compensation Committee's responsibility to consider, and work together with the Company's Audit Committee regarding, the Company's compensation policies for all its employees in the context of how such policies affect and promote the Company's risk management goals and objectives.

The Compensation Committee Charter was last amended in April 2010. The Compensation Committee Charter is available on the Company's website (www.systemax.com).

Executive Committee

The Executive Committee consists of the Chairman of the Board and any Vice Chairman and such other Directors as may be named thereto by the Board. The current members of the Executive Committee are Messrs. Richard Leeds, Robert Leeds, Bruce Leeds and Robert D. Rosenthal, the Lead Independent Director. Among other duties as may be assigned by the Board from time to time, the Executive Committee is authorized to oversee the operations of the Company, supervise the executive officers of the Company, review and make recommendations to the Board regarding the strategic direction of the Company and review and make recommendations to the Board regarding all possible acquisitions or other significant business transactions. The Executive Committee is also authorized to manage the affairs of the Corporation between meetings of the Board; the Committee has all of the powers of the Board not inconsistent with any provisions of the Delaware General Corporation Law, the Company's Certificate of Incorporation or By-Laws or other resolutions adopted by the Board, but does not generally exercise such authority.

Board Leadership Structure

As noted above, our Board is currently comprised of three independent Directors and five employee Directors. Richard Leeds has served as Chairman and Chief Executive Officer since April 1995. Since May 2006 (in connection with adopting various corporate governance enhancements) our independent directors have designated one of the independent directors as Lead Independent Director. We believe that the current mix of employee directors and non-employee independent directors that make up our Board, along with the independent oversight of our Lead Independent Director, benefits the Company and its stockholders.

The Board of Directors believes that Mr. Leeds's service as both Chairman of the Board and CEO is in the best interest of the Company and its shareholders. Mr. Leeds possesses in-depth knowledge of the issues, opportunities and challenges facing the Company and its businesses and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the matters that are most critical to the Company and its stockholders. His combined role has produced decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's stockholders, employees, customers and suppliers, particularly during times of turbulent economic conditions.

The Board believes that the independent directors provide effective oversight of management. Moreover, in addition to feedback provided during the course of Board meetings, the independent directors have regular executive sessions. Following an executive session of independent directors, the Lead Independent Director acts as a liaison between the independent directors and the Chairman regarding any specific feedback or issues, provides the Chairman with input regarding agenda items for Board and Committee meetings, and coordinates with the Chairman regarding information to be provided to the independent directors in performing their duties. The Board believes that this approach appropriately and effectively complements the combined CEO/Chairman structure.

We recognize that different board leadership structures may be appropriate for companies in different situations and believe that no one structure is suitable for all companies. We believe our current Board leadership structure is optimal for us because it demonstrates to our employees, suppliers, customers, and other stakeholders that the Company is under strong leadership, with a single person setting the tone and having primary responsibility for managing our operations. Having a single leader for both the Company and the Board eliminates the potential for confusion or duplication of efforts, and provides clear leadership for the Company. We believe the Company, like many U.S. companies, has been well-served by this leadership structure.

Lead Independent Director

The independent Directors elect one independent Director to serve as a Lead Independent Director. In addition to presiding at executive sessions of nonemployee Directors, the Lead Independent Director has the responsibility to coordinate the activities of the independent Directors, and to perform the following functions: (a) advise the Chairman of the Board as to an appropriate schedule of Board meetings, seeking to ensure that the independent Directors can perform their duties responsibly while not interfering with the flow of the Company's operations; (b) provide the Chairman with input as to the preparation of agendas for the Board and committee meetings; (c) advise the Chairman as to the quality, quantity, and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties, and although the Company's management is responsible for the preparation of materials for the Board, the Lead Independent Director may specifically request the inclusion of certain material; (d) recommend to the Chairman the retention of consultants who report directly to the Board; (e) assist the Board and the Company's officers in assuring compliance with and implementation of the corporate governance policies; and be principally responsible for recommending revisions to the corporate governance policies; (f) coordinate and develop the agenda for, and moderate executive sessions of, the independent directors of the Board, and act as principal liaison between the independent directors and the Chairman on sensitive issues; and (g) recommend to the Chairman the membership of the various Board committees.

Our Board conducts an annual evaluation in order to determine whether it and its committees are functioning effectively. As part of this annual self-evaluation, the Board evaluates whether the current leadership structure continues to be optimal for the Company and its stockholders. Our Corporate Governance Guidelines, as amended in April 2010, provide the flexibility for our Board to modify or continue our leadership structure in the future, as it deems appropriate.

Risk Oversight

Our Board as a whole is responsible for overseeing the Company's risk management process. The Board focuses on the Company's general risk management strategy, the most significant risks facing the Company, and seeks to ensure that appropriate risk mitigation strategies are implemented by management. The Company has recently enhanced its risk management processes, and risk management will be a recurring Audit Committee and Board quarterly agenda item, and is considered part of strategic planning. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and receives information relating to material Company risk from management and from the Company's Legal, Risk Management/Insurance and Internal Audit Departments.

The Board has delegated to each of its committees oversight of certain aspects of the Company's risk management process. Among its duties, the Audit Committee reviews with management (a) Company processes with respect to risk assessment and management of risks that may be material to the Company, (b) the Company's system of disclosure controls and system of internal controls over financial reporting, and (c) the Company's compliance with legal and regulatory requirements. The Compensation Committee is responsible for considering and working together with the Audit Committee regarding the Company's compensation policies for all its employees in the context of how such policies affect and promote the Company's risk management goals and objectives. The Nominating/Corporate Governance Committee is responsible for developing and recommending to the Board a set of risk management policies and procedures, including the Company's compensation policies for all its employees as they relate to risk management, and to review these policies and procedures annually. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

The Company's senior management is responsible for day-to-day risk management. Our Internal Audit Department serves as the primary monitoring and testing function for company-wide policies and procedures, and manages the day-to-day oversight of the risk management strategy for the ongoing business of the Company. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels. The Internal Auditor will report directly to our Chief Financial Officer and Audit Committee quarterly, and the Audit Committee will consider risk management issues as part of its quarterly agenda.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports this approach.

REPORT OF THE AUDIT COMMITTEE*

The Audit Committee of the Board operates under its charter, which was originally adopted by the Board in 2000 and revised in February 2003, August 2006, February 2009 and April 2010. Management is responsible for the Company's internal accounting and financial controls, the financial reporting process, the internal audit function and compliance with the Company's policies and legal requirements. The Company's independent registered public accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuance of a report thereon; they also perform limited reviews of the Company's unaudited quarterly financial statements.

The Audit Committee's responsibility is to engage the independent registered public accountants, monitor and oversee these accounting, financial and audit processes and report its findings to the full Board. It also investigates matters related to the Company's financial statements and controls as it deems appropriate. In the performance of these oversight functions, the members of the Audit Committee rely upon the information, opinions, reports and statements presented to them by Company management and by the independent registered public accountants, as well as by other experts that the Committee hires.

The Committee reviewed and discussed the audited consolidated financial statements of the Company for fiscal year 2009 with management, who represented that the Company's consolidated financial statements for fiscal 2009 were prepared in accordance with U.S. generally accepted accounting principles. It discussed with Ernst & Young LLP, the Company's independent registered public accountants for fiscal 2009, those matters required to be reviewed pursuant to Statement of Accounting Standards No. 61 ("Communication with Audit Committees"), as amended by Statement of Accounting Standards No. 90 (Audit Committee Communications). The Committee has received from Ernst & Young LLP written independence disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and had a discussion with Ernst & Young LLP regarding their independence.

Based on the review of the representations of management, the discussions with management and the independent registered public accountants and the review of the Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, to the Committee, the Audit Committee recommended to the Board that the financial statements of the Company for fiscal year 2009 as audited by Ernst & Young LLP be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

Stacy S. Dick (Chairman)
Robert D. Rosenthal
Marie Adler-Kravecas

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* The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

EXECUTIVE OFFICERS

There are no arrangements or understandings between any officer and any other person pursuant to which such person was selected as an officer.

The following table sets forth certain information with respect to the executive officers of the Company as of April 22, 2010.

Name	Age	Office
Richard Leeds	50	Chairman and Chief Executive Officer; Director
Bruce Leeds	54	Vice Chairman; Director
Robert Leeds	54	Vice Chairman; Director
Gilbert Fiorentino	50	Chief Executive of the Company's Technology Products Group; Director
Lawrence Reinhold	50	Executive Vice President and Chief Financial Officer; Director
Thomas Axmacher	51	Vice President and Controller
Curt Rush	56	General Counsel and Secretary
Benjamin White	41	Vice President and Internal Auditor

For biographical information about Richard Leeds, Bruce Leeds, Robert Leeds, Gilbert Fiorentino and Lawrence Reinhold, see pages 8-9 of this Proxy Statement.

Thomas Axmacher was appointed Vice President and Controller of the Company effective October 2, 2006. He was previously Chief Financial Officer of Curative Health Services, Inc., a publicly traded health care company. He held that position from 2001 to 2006. From 1991 to 2001 Mr. Axmacher served as Vice President and Controller of that company. From 1986 to 1991 Mr. Axmacher served as Vice President and Controller of Tempo Instrument Group, an electronics manufacturer. Mr. Axmacher received his B.S. degree in Accounting in 1982 from Albany University and his M.B.A. in 1992 from Long Island University.

Curt Rush has been General Counsel and Secretary of the Company since 1996. Prior to joining the Company, Mr. Rush was employed from 1993 to 1996 as Corporate Counsel to Globe Communications Corp. and from 1990 to 1993 as Corporate Counsel to the Image Bank, Inc. Prior to that, he was a corporate attorney with the law firms of Shereff, Friedman, Hoffman & Goodman and Schnader, Harrison, Segal & Lewis. Mr. Rush graduated from Hunter College in 1981 with a B.A. degree in Philosophy and graduated with honors from Brooklyn Law School in 1984 where he was Second Circuit Review Editor of the Law Review. He was admitted to the Bar of the State of New York in 1985.

Benjamin White was appointed Vice President and Internal Auditor on November 16, 2009. He joined the Company in 2007 from Black & Decker, where he was Director of Internal Controls and Compliance. Prior to that, he was a Senior Manager in the public accounting firm of Ernst & Young. Mr. White has over 15 years of internal and external audit experience.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides certain information regarding the beneficial ownership of the Shares as of April 22, 2010, by (i) each of the Directors, (ii) each of the named executive officers listed in the summary compensation table, (iii) all current Directors and officers as a group and (iv) each person known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities.

As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person owns or has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. Unless otherwise stated, each person owns the reported shares directly and has the sole right to vote and determine whether to dispose of such shares.

A total of 36,667,264 Shares were outstanding as of April 22, 2010.

Directors and Executive Officers	**Amount and Nature of Beneficial Ownership** [(a)]	**Percent of Class**
Richard Leeds [(1)]	12,702,100	34.6%
Bruce Leeds [(2)]	9,200,935	25.1%
Robert Leeds [(3)]	9,948,721	27.1%
Gilbert Fiorentino [(4)]	846,669	2.3%
Lawrence Reinhold [(5)]	106,000	*
Robert D. Rosenthal [(6)]	52,238	*
Stacy Dick[(7)]	25,238	*
Marie Adler-Kravecas[(8)]	7,010	*
All current Directors and executive officers of the Company (11 persons)	25,902,431	69.3%
Other Beneficial Owners of 5% or More of the Company's Voting Stock		
Thomas W. Smith[(9)]	2,579,561	7%

(a) Amounts listed in this column may include shares held in partnerships or trusts that are counted in more than one individual's total.

* less than 1%

(1) Includes 1,136,666 shares owned by Mr. Leeds directly, 1,297,845 shares owned by the Richard Leeds 2008 GRAT and 3,335,306 shares owned by the Richard Leeds 2007 GRAT. Also includes 1,838,583 shares owned by a limited partnership of which Richard Leeds is the general partner, 235,850 shares owned by a limited partnership of which a limited liability company controlled by Mr. Leeds is the general partner, 4,338,050 shares owned by trusts for the benefit of his brothers' children for which Richard Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Richard Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Richard Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port

Washington, NY 11050.

(2) Includes 2,137,166 shares owned by Mr. Leeds directly, 922,515 shares owned by the Bruce Leeds 2008 GRAT and 1,997,020 shares owned by the Bruce Leeds 2009 GRAT. Also includes 3,624,434 shares owned by trusts for the benefit of his brothers' children for which Bruce Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Bruce Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Bruce Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(3) Includes 137,168 shares owned by Mr. Leeds directly, 1,623,651 shares owned by the Robert Leeds 2008 GRAT and 3,669,826 shares owned by the Robert Leeds 2007 GRAT. Also includes 4,048,276 shares owned by trusts for the benefit of his brothers' children for which Robert Leeds acts as co-trustee and 519,800 shares owned by a limited partnership in which Robert Leeds has an indirect pecuniary interest. Mr. Leeds' mailing address is Robert Leeds, c/o Systemax Inc., 11 Harbor Park Drive, Port Washington, NY 11050.

(4) Includes options to acquire a total of 546,669 shares that are exercisable immediately pursuant to the Company's 1999 Long-Term Stock Incentive Plan

(5) Includes options to acquire a total of 100,000 shares that are currently exercisable pursuant to the terms of the Company's 1999 Long-Term Stock Incentive Plan.

(6) Includes options to acquire a total of 11,000 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors.

(7) Includes options to acquire a total of 18,500 shares that are exercisable immediately pursuant to the terms of the Company's 1995 Stock Plan for Non-Employee Directors

(8) Includes options to acquire a total of 5,000 shares that are exercisable immediately pursuant to the terms of the Company's 2006 Stock Incentive Plan for Non-Employee Directors.

(9) Based on information supplied by Thomas W. Smith, Scott J. Vassalluzzo, and Stephen M. Fischer in a Schedule 13G filed with the SEC on February 16, 2010. The address of each of these individuals is 323 Railroad Avenue, Greenwich, Connecticut 06830. Messrs. Smith, Vassalluzzo and Fischer have the shared power to vote or dispose or to direct the vote or the disposal of 2,158,861, 2,158,861 and 2,082,861 shares, respectively. In addition, Mr. Smith has the sole power to vote or to direct the vote of 407,000 shares and the sole power to dispose or to direct the disposition of 420,700 shares, Mr. Vassalluzzo has the sole power to dispose or to direct the disposition of 100,000 shares and Mr. Fischer has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,000 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and Directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, Directors and ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of Section 16(a) forms received by it, or written representations from certain reporting persons, the Company believes its executive officers, Directors and ten-percent stockholders complied with all such filing requirements for fiscal year 2009, except for the inadvertent failure to timely file Form 4's on behalf of certain executive officers and/or directors as follows: a Form 4 filed on April 13, 2009 on behalf of Gilbert Fiorentino concerning two transactions; a Form 4 filed on June 24, 2009 on behalf of Robert D. Rosenthal concerning two transactions; a Form 4 filed on June 24, 2009 on behalf of Stacy Dick concerning one transaction on; a Form 4 filed on August 19, 2009 on behalf of Thomas Axmacher concerning one transaction; and a Form 4 filed on August 19, 2009 on behalf of Curt Rush concerning one transaction. All the late filings were effected within 14 days of the required filing date.

TRANSACTIONS WITH RELATED PERSONS

Under the Company's Corporate Ethics Policy, all officers, Directors and employees (collectively the "Company Representatives") are required to avoid conflicts of interest, appearances of conflicts of interest and potential conflicts of interest. A "conflict of interest" occurs when a Company Representative's private interest interferes in any way with the interests of the Company. A conflict can arise when a Company Representative takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a Company Representative, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Company Representatives cannot allow any consideration such as the receipt of gifts or financial interests in other businesses or personal or family relationships to interfere with the independent exercise of his or her business judgment and work activities to the benefit of the Company. Loans to, or guarantees of obligations of, Company Representatives are prohibited unless permitted by law and authorized by the Board or a Committee designated by the Board. If a Company Representative becomes aware of a potential conflict of interest he or she must communicate such potential conflict of interest to the Company.

The Company's written corporate approval policy requires transactions with related persons, including but not limited to leases with related persons and sales or purchases of Company assets by related persons, to be reviewed and approved or ratified by the Company's Audit Committee as well as by the Company's Chief Executive Officer, Chief Financial Officer and General Counsel. In this regard, all such transactions are first discussed with the Chief Financial Officer and are submitted to the General Counsel's office, including for an initial determination of whether such further related person transaction review is required. The Company utilizes the definition of related persons under applicable SEC rules, defined as any executive officer, director or nominee for director of the Company, any beneficial owner of more than 5% of the outstanding shares of the Company's common stock, or any immediate family member of any such person. In reviewing these transactions, the Company strives to assure that the terms of any agreement between the Company and a related party is at arm's length, fair and at least as beneficial to the Company as could be obtained from third parties. The Audit Committee, in its discretion, may consult with third party appraisers, valuation advisors or brokers to make such determination.

Leases

The Company has leased its facility in Port Washington, NY since 1988 from an entity owned by Richard Leeds, Bruce Leeds and Robert Leeds, Directors of the Company. Rent expense under this lease totaled approximately $866,000 for fiscal year 2009. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space.

Stockholders Agreement

Certain members of the Leeds family (including Richard Leeds, Bruce Leeds and Robert Leeds) and family trusts of Messrs. Leeds entered into a stockholders agreement pursuant to which the parties agreed to vote in favor of the nominees for the Board designated by the holders of a majority of the Shares held by such stockholders at the time of the Company's initial public offering of the Shares. In addition, the agreement prohibits the sale of the Shares without the consent of the holders of a majority of the Shares held by all parties to the agreement, subject to certain exceptions, including sales pursuant to an effective registration statement and sales made in accordance with Rule 144. The agreement also grants certain drag-along rights in the event of the sale of all or a portion of the Shares held by holders of a majority of the Shares. As of the end of fiscal year 2009, the parties to the stockholders agreement beneficially owned 25,296,800 Shares subject to such agreement (constituting approximately 69% of the Shares outstanding).

Pursuant to the stockholders agreement, the Company granted to the parties demand and incidental, or "piggy-back," registration rights with respect to the Shares. The demand registration rights generally provide that the holders of a majority of the Shares may require, subject to certain restrictions regarding timing and number of Shares that the Company register under the Securities Act all or part of the Shares held by such stockholders. Pursuant to the incidental registration rights, the Company is required to notify such stockholders of any proposed registration of any Shares under the Securities Act and if requested by any such stockholder to include in such registration any number of shares of Shares held by it subject to certain restrictions. The Company has agreed to pay all expenses and indemnify any selling stockholders against certain liabilities, including under the Securities Act, in connection with the registration of Shares pursuant to such agreement.

EQUITY COMPENSATION PLAN INFORMATION

Information for our equity compensation plans in effect as of the end of fiscal year 2009 is as follows:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,102,459	$9.87	7,312,252
Equity compensation plans not approved by security holders	—	—	—
Total	2,102,459	$9.87	7,312,252

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we discuss the material elements of our compensation programs and policies, including the objectives of our compensation programs and the reasons why we pay each element of our executives' compensation. Following this discussion, you will find a series of tables containing more specific details about the compensation earned by, or awarded to, the following individuals, whom we refer to as the Named Executive Officers or NEOs. This discussion focuses on compensation practices relating to the NEO's for our 2009 fiscal year.

Our NEO's in 2009 (based on total 2009 compensation earned) were as follows:

Richard Leeds	Chairman; Chief Executive Officer
Bruce Leeds	Vice Chairman
Robert Leeds	Vice Chairman
Gilbert Fiorentino	Chief Executive - Technology Products Group
Lawrence Reinhold	Executive Vice President; Chief Financial Officer

Central Objectives and Philosophy of Our Executive Compensation Programs

The Company's executive compensation programs are designed to achieve a number of important objectives, including attracting and retaining individuals of superior ability and managerial talent, rewarding individual contributions to the achievement of the Company's short and long-term financial and business objectives, promoting integrity and good corporate governance, and motivating our executive officers to manage the Company in a manner that will enhance its growth and financial performance for the benefit of our stockholders, customers and employees. Accordingly, in determining the amount and mix of compensation, the Compensation Committee seeks both to provide a competitive compensation package and to structure annual and long-term incentive programs that reward achievement of performance goals that directly correlate to the enhancement of sustained, long-term shareholder value, as well as to promote executive retention.

Our Compensation Committee seeks to design compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation. The Company's variable pay programs are designed to reward outstanding individual and team performance while mitigating risk taking behavior that might affect financial results. We believe our programs encourage and reward prudent business judgment and appropriate risk-taking over the long term. We believe the following factors are effective in mitigating risk relating to our compensation programs:

- Multiple Performance factors: We use multiple performance factors that encourage executives to focus on the overall health of the business rather than a single financial measure.

- Award Cap. Our 2009 NEO Cash Bonus Plan and our 2010 NEO Cash Bonus Plan (both discussed below) cap the maximum award payable to any individual.

- Clawback Provision. The Company's 2010 NEO Cash Bonus Plan provides the Company the ability to recapture all or a portion of cash awards (i) from our executive officers to the extent a bonus resulted from reported financial results that upon restatement of such results (other than as a result of changes in accounting principles) would not have generated the bonus or would have generated a lower bonus or (ii)from an executive officer if the Board learns of any misconduct by the executive officer that contributed to the Company having to restate all or a portion of its financial statements. In addition, the Board may recapture cash bonus awards from an executive if the Board determines that the executive engaged in serious ethical misconduct.

- Management Processes. Board and management processes are in place to oversee risk associated with the Company's operations. Our Board as a whole is responsible for overseeing the Company's risk management process. The Board focuses on the Company's general risk management strategy, the most significant risks facing the Company, and seeks to ensure that appropriate risk mitigation strategies are implemented by management. The Company has recently enhanced its risk management processes, and risk management will be a recurring Audit Committee and Board quarterly agenda item, and is considered part of strategic planning. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and receives information relating to material risks affecting the Company from management and from our Legal, Risk Management/Insurance and Internal Audit departments.

- Long Term Equity Compensation. A number of factors mitigate risks inherent in long-term equity compensation, specifically the vesting period for stock options and restricted stock unit grants, which we believe causes our executives to focus on long term achievements and on building stockholder value.

We believe that our compensation policies for employees generally throughout our organization are not reasonably likely to have a material adverse effect on our company. From time to time a limited number of key managers are eligible to receive stock options and/or restricted stock units in varying amounts based on the judgment of the Compensation Committee. However, all awards are subject to years long vesting periods.

Elements of Our Executive Compensation Programs

To promote the objectives described above, our executive compensation programs consist of the following principal elements:

- Base salary;
- Incentive cash compensation, i.e. bonuses;
- Stock–based incentives and
- Benefits, perquisites and other compensation.

The Committee does not maintain formal policies for specifically allocating compensation among current and long-term compensation or among cash and non-cash compensation elements. Instead, the Committee maintains flexibility and adjusts different elements of compensation based upon its evaluation of the Company's key compensation goals set forth above. The Company does not have a formal policy regarding internal pay equity.

Base Salary - Salary levels are subjectively determined based on individual and Company performance as well as an objective assessment of prevailing salary levels for comparable companies, derived from widely available published reports of the average of prevailing salary levels for comparable companies (based on industry, revenues, number of employees, location and similar factors) in the Company's geographic region. Such reports do not identify the component companies. Each of Mr. Reinhold's and Mr. Fiorentino's minimum salary is set pursuant to his respective employment agreement.

Cash Bonuses - Incentive cash compensation of the Company's NEO's under the Systemax Executive Incentive Plan described below is based primarily upon an evaluation of Company performance as it relates to three general business areas:

- Operational and Financial Performance (utilizing standard metrics such as net sales, operating income, consolidated net income, earnings before interest and taxes ("EBIT"), gross margin, operating margin, earnings per share, working capital, return on invested capital, stockholder equity and peer group comparisons);
- Strategic Accomplishments (including growth in the business, implementation of systems, process and technology improvements, and growth in the value of the Company's assets, including through strategic acquisition transactions); and
- Corporate Governance and Oversight (encompassing legal and regulatory compliance and adherence to Company policies including the timely filing of periodic reports with the SEC, the Sarbanes-Oxley Act, environmental, employment and safety laws and regulations and the Company's corporate ethics policy).

In determining the compensation of a particular executive, consideration is given to the specific corporate responsibilities that such executive is charged with as they relate to the foregoing business areas.

Historically, different approaches were used to pay cash bonus compensation, as described below. The Company has recently moved towards a more uniform and target driven incentive compensation structure for its executives; see the discussion below of our 2009 NEO Cash Bonus Plan and our 2010 NEO Cash Bonus Plan.

Stock-Based Incentives - Stock-based incentives, at the present time consisting of (a) stock options granted at 100% of the stock's fair market value on the grant date (based on the NYSE closing price of the Company's common stock on that date) and/or (b) restricted stock units granted subject to certain conditions, constitute the long-term portion of the Company's executive compensation package. Stock based compensation provides an incentive for executives to manage the Company with a view to achieving results which would increase the Company's stock price over the long term and, therefore, the return to the Company's stockholders. Stock option, restricted stock and restricted stock unit grants must be approved by the Compensation Committee; however, the Compensation Committee is permitted to delegate this authority to officers of the Company regarding awards to employees who are not officers or directors of the Company and who are not, and are not expected to become, "covered employees" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). We do not use any specific allocation percentage or formula in determining the size of the cash and equity based components of compensation in relation to each other.

The Compensation Committee is cognizant of the timing of the grant of stock based compensation in relation to the publication of Company earnings releases and other public announcements. Stock based compensation grants will not be made, generally, until after the Company has disclosed, and the market has had an opportunity to react to, material, potentially market-moving, information concerning the Company.

Richard Leeds, Bruce Leeds and Robert Leeds have not historically received stock options or other stock-based incentives as part of their compensation since the Company's initial public offering, and did not receive any such compensation in 2007, 2008 or 2009. As described below, Gilbert Fiorentino has received stock-based compensation in the past; however, he did not receive new equity compensation grants in 2007, 2008 or 2009.

Benefits, Perquisites and Other Compensation - The Company provides various employee benefit programs to its employees, including NEO's. These benefits include medical, dental, life and disability insurance benefits and our 401(k) plan, which includes Company contributions. The Company also provides Company-owned or leased cars or automobile allowances and related reimbursements to certain NEO's and certain other Company managers which are not provided to all employees. Certain Company executives also have or are entitled to receive severance payments, and/or change of control payments pursuant to negotiated employment agreements they have with the Company (see below). The Company does not provide to executive officers any (a) pension benefits or (b) deferred compensation under any defined contribution or other plan on a basis that is not tax-qualified.

Tax Deductibility Considerations. It is our policy generally to qualify compensation paid to executive officers for deductibility under section 162(m) of the Code. Section 162(m) generally prohibits deducting the compensation of executive officers that exceeds $1,000,000 unless that compensation is based on the satisfaction of objective performance goals. Our long term incentive plans (the 1995 Long-term Stock Incentive Plan, the 1999 Long-term Stock Incentive Plan, as amended, the 1995 Stock Option Plan for Non-Employee Directors, the 2006 Stock Incentive Plan for Non-Employee Directors, and the 2010 Long Term Incentive Plan, if approved by stockholders at the annual meeting) and the Systemax Executive Incentive Plan are structured to permit awards under such plans to qualify as performance-based compensation and to maximize the tax deductibility of such awards. However, we reserve the discretion to pay compensation to our executive officers that may not be deductible.

Role of the Compensation Committee and CEO in Compensation Decisions

The Compensation Committee's responsibility is to review and approve corporate goals relevant to the compensation of the Chief Executive Officer and, after an evaluation of the Chief Executive Officer's performance in light of such goals, to set the compensation of the Chief Executive Officer. The Compensation Committee also approves, upon the recommendation of the Chief Executive Officer (following consultation with the Chief Financial Officer and Chief Executive of the Technology Products Group), (a) the annual compensation of the other executive officers of the Company, (b) the annual compensation of certain subsidiary managers, and (c) all individual stock incentive grants to other executive officers. The Compensation Committee is also responsible for reviewing and making periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company, including the Company's stock-incentive based compensation plans. The Compensation Committee has the authority to retain third party compensation consultants to provide assistance with respect to compensation strategies, market practices, market research data and the Company's compensation goals.

Systemax Executive Incentive Plan

The Systemax Executive Incentive Plan was approved by the Company's stockholders at the Company's annual stockholder meeting in 2008, and was first implemented in 2009. Under the plan, executive officers of the Company are eligible to receive an annual cash bonus, based on the Company's achievement of certain performance-based goals established by the Compensation Committee relating to Operational and Financial Performance, Strategic Accomplishments and Corporate Governance and Oversight. The amount of any annual award will vary based on performance, and is determined for each participant as a multiple of the participant's base salary for that year relating to achieving one or more performance goals, up to an annual aggregate bonus per participant of $5 million. In the event that an award contains more than one performance goal, participants in the plan will be entitled to receive the portion of the target percentage allocated to the performance goal achieved. In the event that the Company does not achieve at least the minimum performance goals established, no award payment will be made.

Each year, our Compensation Committee adopts an incentive plan for our NEO's implementing the Systemax Executive Incentive Plan. The performance goals may be based on the overall performance of the Company, and also may recognize business unit, team and/or individual performance. The Compensation Committee has the discretion to reduce the amount payable to, or to determine that no amount will be paid to, a participant. See the discussion below of our 2009 NEO Cash Bonus Plan (implemented under the Systemax Executive Incentive Plan) and our 2010 NEO Cash Bonus Plan (being implemented under our 2010 Long Term Incentive Plan, subject to shareholder approval.

Pursuant to SEC rules, the Company is not disclosing the specific performance targets and actual performance measures for the goals used in its 2009 Bonus Plan and 2010 Bonus Plan because they represent confidential financial information that the Company does not disclose to the public, and the Company believes that disclosure of this information would cause us competitive harm. The Company believes that these performance goals were reasonably challenging to achieve. Targets are set such that only exceptional performance will result in payouts above the target incentive and poor performance will result in no incentive payment. We set the target performance goals at a level for which there is a reasonable chance of achievement based upon forecasted performance. Scenarios were developed based upon a range of assumptions used to build our annual budget. We did not perform specific analysis on the probability of the achievement of the target performance goals given that the market is difficult to predict. Rather, we relied upon our experience in setting the goals guided by our objective of setting a reasonably attainable and motivationally meaningful goal.

2009 NEO Cash Bonus Plan

In March 2009, pursuant to the Systemax Executive Incentive Plan, our Compensation Committee, with input from our Chief Executive Officer, established our 2009 NEO Cash Bonus Plan (the "2009 Bonus Plan") providing for target cash bonuses for the NEO's based on the achievement of certain performance-based criteria in 2009. The 2009 Bonus Plan implements for 2009 the Executive Incentive Plan approved by stockholders in March 2008 and pertains specifically to the payment of non-equity compensation to NEO's for 2009.

Awards for Messrs. Richard, Robert, and Bruce Leeds and Mr. Reinhold under the 2009 Bonus Plan had the following components: 70% for short-term financial accomplishments (tied 60% to Company consolidated earnings performance and 10% to peer group financial comparisons) and 30% for long-term strategic accomplishments (tied 20% to strategic goals, such as acquisitions and process improvements, and 10% to governance and compliance matters). Those percentages reflect the desire to reward executives for maximizing revenue while controlling costs in a difficult economic environment, while recognizing that a number of strategic initiatives must be accomplished during 2009 to properly position the company for 2010 and beyond. The applicable base salary multiples for calculating base cash bonus awards was 2 times annual salary for each of Messrs. Richard, Bruce and Robert Leeds and 1 times annual salary for Mr. Reinhold. In addition, each of these executive officers would receive a special bonus equal to 50% of their respective base target bonus amount for successful implementation of certain management financial reporting technology enhancements in 2009.

Achievement of the consolidated earnings , peer group and strategic goals was measured on a variable basis depending on the level of accomplishment. Achievement of the governance and compliance and special financial reporting technology goals was measured on the basis of whether or not the goals were effected in 2009.

For each of Messrs. Richard, Bruce, and Robert Leeds and Mr. Reinhold a specific target bonus payment (base case) was established for the consolidated earnings goal as follows: reduced bonuses are payable on a pro rata basis starting at achievement in excess of 70% of the financial target amount up to 100% of the financial target amount; 70% achievement of the financial target would guarantee a bonus of 50% of the target bonus amount for this component; and no bonus is payable in respect of this component if achievement is 70% or less of the financial target. Increased bonuses (up to 400% of target bonus amount for this component) are payable on a pro rata basis for achieving a financial goal amount in excess of the financial target amount, up to 150% of the financial target amount.

In this regard, for each of Messrs. Richard, Robert and Bruce Leeds and Mr. Reinhold, the Compensation Committee set short term financial targets based on comparing the Company's performance in achieving organic sales growth, operating margin growth and return on invested capital growth to the performance of a peer group comprised of the following public companies, including competitors of the Company, based on publicly available information: Insight Enterprises Inc., PC Connection Inc., PC Mall Inc., Best Buy Co., Inc., Amazon.com, Inc., hhgregg, MSC Industrial Direct Co., Inc. and W.W. Grainger, Inc. These companies were selected because they have one or more of the following attributes: business operations in the industries and markets in which the Company participates, similar revenue and market capitalization, global scope of operations and/or diversified product lines. Bonuses in respect of the peer group companies were set on a variable basis ranging from 50% of the targeted bonus for this component (for underperforming the peer group) to up to 200% of the targeted bonus for this component (for significantly overperforming the peer group). However, the Company does not utilize benchmarking to establish bonus payment amounts for the Company's NEO's.

The award for Mr. Fiorentino under the 2009 Bonus Plan was based on (i) the Company's Technology Products Group achieving certain earnings targets; (ii) the Company successfully implementing technology enhancements in certain retail stores; and (iii) the successful implementation of certain management financial reporting technology enhancements in 2009. The portion of the bonus attributable to the earnings target was measured on a variable basis depending on the level of accomplishment. The award tied to the Technology Products Group earnings targets started with a minimum bonus of approximately $600,000 at achievement of 70% of a target earnings number (i.e. no bonus if earnings were less than 70% of target) and scaled to a maximum bonus of approximately $3.4 million at achievement of 160% of the target. Achievement of the retail store and financial reporting technology goals was measured on the basis of whether or not the goals are either accomplished or not accomplished during the fiscal year.

Under the 2009 Plan, the Compensation Committee had set the following cash bonus target amounts for each of our NEO's, assuming achievement of the 2009 financial, non-financial and special information technology goals at 100% base case target levels.

Richard Leeds	$1,701,000
Bruce Leeds	$1,410,000
Robert Leeds	$1,410,000
Gilbert Fiorentino	$2,546,000
Lawrence Reinhold	$696,000

Prior to the adoption of the 2009 Bonus Plan, cash bonuses for each of Messrs. Richard, Robert and Bruce Leeds and for Mr. Reinhold were not based on specific metric targets but rather were subjectively determined by the Compensation Committee based primarily on the Compensation Committee's belief that each of them provided valuable contributions to the Company and its stockholders by managing the Company successfully and profitably through a difficult economic environment, by implementing critical cost savings initiatives and effecting opportunistic acquisitions to grow market share.

Compensation of NEOs in 2009

In determining the compensation of the Company's Chief Executive Officer for fiscal year 2009 and approving the compensation of the Company's other NEO's, the Committee considered, among the other factors discussed above, the achievement of the performance based criteria established under the 2009 NEO Bonus Plan.

The Compensation Committee determined that the Company and management had performed well, particularly given trends in the general economic environment that had affected the Company's business throughout fiscal 2009, and that management had executed well on strategic business initiatives to position the Company for growth while managing risk. Based on Company and individual performance, the Compensation Committee believes that compensation levels for fiscal year 2009 were consistent with the philosophy and objectives of the Company's compensation programs. The Company significantly overperformed its peer group and accomplished its special financial reporting technology objectives. However, Richard Leeds requested that his bonus be reduced to $975,000 (a reduction of $787,000) and Bruce and Robert Leeds each requested that their bonuses be reduced to $670,000 (a reduction of $787,000 each). The Compensation Committee approved these reductions.

Employment Arrangements of the Named Executive Officers

Richard Leeds

Richard Leeds has no employment agreement and is an "at will" employee. Base salary accounted for 46% and bonus accounted for 54% of Mr. Leeds total cash compensation for 2009; Mr Leeds salary for 2010 is set at $567,000; See the discussion of our 2009 Bonus Plan and 2010 Bonus Plan regarding Mr. Leeds non-equity incentive awards for 2009 and 2010.

Bruce Leeds

Bruce Leeds has no employment agreement and is an "at will" employee. Base salary accounted for 41% and bonus accounted for 58% of Mr. Leeds total cash compensation for 2009. Mr. Leeds salary for 2010 is set at $470,000; See the discussion of our 2009 Bonus Plan and 2010 Bonus Plan regarding Mr. Leeds non-equity incentive awards for 2009 and 2010.

Robert Leeds

Robert Leeds has no employment agreement and is an "at will" employee. Base salary accounted for 41% and bonus accounted for 58% of Mr. Leeds total cash compensation for 2009. Mr. Leeds salary for 2010 is set at $470,000; See the discussion of our 2009 Bonus Plan and 2010 Bonus Plan regarding Mr. Leeds non-equity incentive awards for 2009 and 2010.

Gilbert Fiorentino

On October 12, 2004, the Company entered into an employment agreement with Gilbert Fiorentino. The agreement was effective as of June 1, 2004 and expires on December 31, 2013 unless terminated sooner under the terms of the agreement.

Mr. Fiorentino's compensation consists of a base salary at the initial annual rate of $400,000 (which is increased by five percent per year subject to certain Company earnings requirements) and a performance bonus of $250,000 per year (similarly increasing annually) provided that he meets certain performance criteria previously established from time to time by the Executive Committee of the Board of Systemax. He is also eligible for an additional bonus, in the discretion of the Board.

Mr. Fiorentino's 2009 bonus was determined under the 2009 Bonus Plan as a specified percentage of the worldwide EBIT of the Company's technology products business, and also took into account achievement of the retail store and technology enhancement and information technology goals, for which he is responsible in order to most accurately reflect Mr. Fiorentino's direct contribution to the Company and the sustained year over year growth of the business. The 2009 threshold, target and maximum bonus amounts for Mr. Fiorentino are found in the "Grant of Plan Based Awards" table on page 32. Base salary accounts for 18%, and non-equity incentive compensation accounted for 81% of Mr. Fiorentino's total cash compensation for 2009. Mr. Fiorentino received no stock options or other stock based incentive grants in 2009, 2008 or 2007.

Additional benefits include medical, dental and life and disability insurance benefits, participation in our 401(k) plan, and an automobile allowance. The Company has also agreed to make certain "gross up" payments if other payments to Mr. Fiorentino are deemed by the IRS to be subject to excise tax.

Under his employment agreement, the vesting schedule of previously granted options was accelerated as follows: Mr. Fiorentino's option to purchase 350,000 shares of Company stock, granted on February 28, 2003, at an exercise price of $1.76 per Share and his option to purchase 50,000 shares of Company stock, granted on April 1, 2003, at an exercise price of $1.95 per Share both would vest at 20% per year with the first 20% vesting on October 12, 2004 (the date of execution of the employment agreement). Mr. Fiorentino also was granted new options under the Company's 1999 Long Term Stock Incentive Plan for 166,667 shares, and the agreement obligated the Company to issue additional options on 166,667 shares in each of August 2005 and 2006, at the then-fair market value. Options vest in five annual cumulative installments of 20% each.

Mr. Fiorentino was also granted, pursuant to a restricted stock unit agreement (the form of which is part of his employment agreement), 1,000,000 restricted stock units under the 1999 Long Term Stock Incentive Plan conditioned on stockholder approval and the satisfaction of certain performance conditions based on the earnings before interest, taxes, depreciation and amortization in fiscal 2004 or fiscal 2005. Such restricted stock units vest in accordance with the following schedule: 200,000 on May 31, 2005 and 100,000 on April 1, 2006 and each April thereafter, until April 1, 2013. The restricted stock units do not reflect actual issued shares; shares are distributed within 30 days after a "Distribution Event". A Distribution Event is defined as (x) the earliest of the date that Mr. Fiorentino is no longer employed by the Company, the date of a change of control (as defined) or January 1, 2006 for the units that vest in 2005 or (y) the date on which any subsequent units vest for units that vest after 2005. If the Company pays dividends or makes other distributions during the term of the restricted stock agreement, however, Mr. Fiorentino has the right to receive equivalent payments under certain circumstances, but shares of Company stock shall only be distributed when there is a Distribution Event.

Mr. Fiorentino's total compensation for 2009 was higher than the Company's other NEO's primarily as a result of the non-equity incentive plan compensation granted to Mr. Fiorentino for 2009 due to the excellent performance of the Technology Products Group and achievement of the retail store technology enhancements and information technology goals.

Compensation that may become payable following the termination of his employment or a change in control of the Company, and other terms of the employment agreement related to such events, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Lawrence Reinhold

The Company entered into an employment agreement with Mr. Reinhold on January 17, 2007. The agreement provides for a minimum base salary of $400,000 (which may be increased at the discretion of the Company) and a bonus (which the agreement states is expected to be at least equal to 50% of the base salary) assuming Mr. Reinhold meets certain performance objectives (including the Company's financial performance objectives) established for him by the Company. He is entitled to receive a car allowance or a Company-leased car.

Mr. Reinhold's bonus for 2009 was determined as described above under the heading 2009 Named Executive Officer Cash Bonus Plan. Mr. Reinhold received a grant of equity compensation in 2009 in the form of stock options. The decision by the Compensation Committee to award Mr. Reinhold stock options was based on Mr. Reinhold's significant accomplishments in 2009 as well as a desire to further align his interests with those of the Company's stockholders. Base salary accounted for 21%, bonus accounted for 32%, and the fair value at grant date of equity awards accounted for 45% of Mr. Reinhold's total compensation for 2009.

Compensation that may become payable following the termination of his employment or a change in control of the company, and other terms of the employment agreement related to such events, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Systemax 2010 NEO Cash Bonus Plan

In March 2010, pursuant to the 2010 Long Term Incentive Plan adopted by the Board of Directors (subject to stockholder approval at the Annual Meeting), our Compensation Committee, with input from our Chief Executive Officer, established our 2010 NEO Cash Bonus Plan ("2010 Bonus Plan") providing for target cash bonuses for the NEO's based on the achievement of certain financial and non-financial performance-based criteria in 2010. The 2010 Bonus Plan implements for 2010 the 2010 Long Term Incentive Plan, subject to such stockholder approval, and pertains specifically to the payment of non-equity incentive compensation to NEO's for 2010.

For 2010, such financial and non-financial goals, the percentage of the executive's entire cash bonus tied to such goals and the weighting of each component under such goal, are as follows:

- Financial Goals (80% of total cash bonus target)
  - Adjusted Operating Income Growth (50%); the Compensation Committee believes this is the most important individual component and aligns the interests of our executives with those of our stockholders, in addition to building long term value. Adjusted Operating Income is defined as operating income adjusted for unusual or nonrecurring items as determined by our Compensation Committee.
  - Sales Growth (20%); the Compensation Committee believes topline sales growth is key to our Company remaining competitive with larger companies. Sales are defined as sales revenue net of returns on a constant currency basis.
  - Return on Invested Capital Growth (10%); the Compensation Committee believes this will encourage management to pursue operational efficiencies in establishing strategic goals and planning for growth. Return on Invested Capital is defined as adjusted operating income divided by the sum of (i) the book value of stockholders' equity plus the book value of interest-bearing obligations minus total cash and cash equivalents.

- Non-Financial Goals for 2010 (20% of total cash bonus target)
  - Strategic Accomplishments (six specific goals weighted at an aggregated 80% of the total non-financial goal): These goals relate to various strategic initiatives that the Compensation Committee believes will enhance the Company's operational infrastructure.
  - Corporate Governance Goals for 2010 (two specific goals weighted at 20% of the total non-financial goal): These goals relate to continuing improvements in our internal processes that the Compensation Committee believes will generally benefit shareholders.

Achievement of each of the target financial goals generates a variable target bonus payment (base case); reduced bonuses are payable on a pro rata basis for each financial goal component, starting at achievement of in excess of 80% of the target financial goal component amount up to 140% of the target financial goal component amount. Each 1% variance in actual achievement from the 100% level generates a 5% variance in the target bonus amount for that component, and no bonus is payable in respect of these components if achievement is 80% or less of the target financial component goal amount. Increased bonuses (up to 300% of the target bonus amount for each component) are payable on a pro rata basis for each financial goal component amount achieved. The non-financial goals are measured based on whether or not the goal is either accomplished or not accomplished during the fiscal year.

Under the 2010 Bonus Plan, the Compensation Committee has set the following cash bonus target amounts for each of our named executive officers, assuming achievement of the 2010 financial and non-financial goals at 100% base case target levels:

Richard Leeds	$1,100,000
Bruce Leeds	$ 750,000
Robert Leeds	$ 750,000
Gilbert Fiorentino	$1,950,000
Lawrence Reinhold	$ 825,000

The Compensation Committee believes these bonus levels are appropriate for each of our named executive officers.

The 2010 Bonus Plan imposes a cap on the total bonus that could be payable to any executive at 200% of the target base case bonus. The Compensation Committee has the discretion to adjust financial targets based on such events as acquisitions or other one time charges or gains, or other unforeseen circumstances, that can skew normal operating results. Targets and bonuses are also subject to adjustment to prevent unreasonable results such as adjustments for mergers and acquisitions, one time charges or gains, etc. Executives must generally be employed with the Company at the time the bonuses are paid out to receive the bonus.

In addition, the Board can demand repayment to the Company of any cash bonuses paid in the event that (i) the executive's misconduct caused the Company to restate its reported financial results; (ii) the reported results created a bonus that would not have been paid based on the restated results, or (ii) the executive engages in serious ethical misconduct.

Compensation Committee Report to Stockholders*

The Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, which appears in this proxy statement, with the management of Systemax. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in Systemax's proxy statement on Schedule 14A.

COMPENSATION COMMITTEE

Robert D. Rosenthal (Chairman)
Stacy S. Dick
Marie Adler-Kravecas

* The information contained in this Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed"

with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

Compensation Committee Interlocks and Insider Participation

The members of the Company's Compensation Committee for fiscal year 2009 were Marie Adler-Kravecas, Robert D. Rosenthal and Stacy S. Dick. Until June 12, 2009, Ann Leven was a member of the Compensation Committee. The Company does not employ any member of the Compensation Committee and no member of the Compensation Committee has ever served as an officer of the Company. In addition, none of our directors has any interlocking relationship with our Board, Compensation Committee or executive officers that requires disclosure under SEC regulations.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by the Chief Executive Officer ("CEO", our principal executive officer), Chief Financial Officer ("CFO", our principal financial officer), and the three most highly compensated officers other than the CEO and CFO (collectively the "Named Executive Officers") for fiscal years 2007, 2008 and 2009:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
Richard Leeds	2009	567,000	-	-	-	975,000	21,394 (3)	1,563,394
Chairman and Chief Executive Officer	2008	550,000	550,000	-	-	-	26,522	1,126,522
	2007	442,600	600,000	-	-	-	19,843	1,062,443
Bruce Leeds	2009	470,000	-		-	670,000	18,321 (4)	1,158,321
Vice Chairman	2008	450,000	375,000	-	-	-	21,329	846,329
	2007	405,365	400,000	-	-	-	21,912	827,277
Robert Leeds	2009	470,000	-			670,000	16,063 (5)	1,156,063
Vice Chairman	2008	450,000	375,000	-	-	-	20,003	845,003
	2007	405,365	400,000	-	-	-	18,923	824,288
Gilbert Fiorentino	2009	501,378	-		-	2,245,000	325,195 (6)	3,071,573
Chief Executive – Technology Products Group	2008	476,875	-	-	-	1,400,000	622,945	2,499,820
	2007	456,484	1,938,000		-	-	624,916	3,019,400
Lawrence Reinhold	2009	471,625	-	-	1,013,170	719,200	26,531 (7)	2,230,526
Executive Vice President and Chief Financial Officer	2008	455,250	325,000	-	353,250	-	22,923	1,156,423
	2007	380,385	325,000	-	1,446,306	-	20,921	2,172,612

(1) This column represents the fair value of the stock option on the grant date determined in accordance with the provisions of ASC 718. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model. For additional information regarding assumptions made in calculating the amount reflected in this column, please refer to Note 8 to our audited consolidated financial statements, included in our Annual Report on Form 10-K for fiscal year 2009.

(2) The 2009 figures in this column represent the amount earned in fiscal year 2009 (although paid in fiscal year 2010) pursuant to the 2009 Bonus Plan. For more information, see the Grants of Plan-Based Awards table below. Because these payments, as well as the payment that Mr. Fiorentino earned in 2008, were based on predetermined performance metrics, these amounts are reported in the Non-Equity Incentive Plan column.

(3) Includes $20,854 in auto-related expenses.

(4) Includes $17,494 in auto-related expenses.

(5) Includes $15,235 in auto-related expenses.

(6) Includes (i) $300,000 of a dividend equivalent payment and (ii) $25,195 in auto-related expense and Company 401(k) contributions.
(7) Includes $25,703 in auto-related expenses and Company 401(k) contributions.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the stock options granted to our named executive officers in 2009 and the estimated possible payouts under the cash incentive awards granted to our named executive officers in respect of 2009 performance.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)	-	-
Richard Leeds [(1)]		1,306,000	1,701,000	4,082,000	-	-
Bruce Leeds [(1)]		1,081,000	1,410,000	3,384,000	-	-
Robert Leeds [(1)]		1,081,000	1,410,000	3,384,000	-	-
Gilbert Fiorentino [(1)]		1,675,000	2,546,000	4,448,000	-	-
Lawrence P. Reinhold [(1)]		534,000	696,000	1,670,000	-	-
	5/18/2009 (2)	-	-	-	100,000	13.19

(1) Amounts presented assume payment of threshold, target and maximum awards at the applicable level plus, in each case, payment of the special award relating to achievement of the information technology goals.

(2) The option award granted to Mr. Reinhold on May 18, 2009 is exercisable in four equal installments annually, commencing on May 18, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2009

The following table sets forth information regarding stock option and restricted stock awards previously granted which were outstanding at the end of fiscal year 2009.

The market value of the stock award is based on the closing price of one share of our common stock as of December 31, 2009, which was $15.71.

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)
Gilbert Fiorentino	70,000	-	$1.76	2/28/13	-	-
	10,000	-	$1.95	4/1/13	-	-
	166,667	-	$5.65	10/11/14	-	-
	166,667	-	$6.80	3/22/16	-	-
	133,334	33,333 (1)	$8.06	8/25/16	-	-
	-	-	-	-	400,000 (2)	$6,284,000
Lawrence Reinhold	50,000	50,000 (3)	$20.15	1/17/17	-	-
	12,500	37,500 (3)	$11.51	3/11/18	-	-
	-	100,000 (3)	$13.19	5/17/19	-	-

(1) Granted pursuant to Mr. Fiorentino's employment agreement (see pages 27-28 above). Options vest 20% per year over five years from date of grant.

(2) The remaining restrictions lapse annually in 100,000 share increments through April 2013.

(3) Options vest 25% per year over four years from date of grant.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding exercise of options to purchase shares of the Company's common stock and vesting of restricted stock units by the named executive officers that exercised options or whose restricted stock vested during fiscal year 2009:

	Option Awards		Restricted Stock Units Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) [1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) [2] (e)
Gilbert Fiorentino	20,000	$130,800	100,000	$1,322,000

(1) The amount in this column reflects the aggregate dollar amount realized upon the exercise of the options, determined by the difference between the market value of the underlying shares of common stock at exercise and the exercise price of the options.

(2) The amount in this column reflects the aggregate dollar amount realized upon the vesting of the restricted stock unit, determined by the market value of the underlying shares of common stock on the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Gilbert Fiorentino

Pursuant to Mr. Fiorentino's employment agreement, the Company may terminate the agreement without cause on 30 days' notice provided certain severance payments are made. If Mr. Fiorentino is terminated by the Company without cause (as defined in the agreement), under most circumstances he would become vested in at least half of the restricted stock units that were awarded to him (or all of such units under certain circumstances if a "Qualified Change of Control" as, defined in the agreement, had occurred), subject to the Company's right to redeem such units. In addition, Mr. Fiorentino is entitled to a special bonus of 0.85% of the total proceeds of a "qualified" change of control transaction upon the first occurrence of a change of control meeting certain conditions.

Mr. Fiorentino is subject to a two-year non-competition covenant following termination of employment, although such period can be shortened to one year or lengthened to three years by the Company in the event of a termination without "cause" (as defined). The Company is obligated to continue the employee's salary and certain other benefits for such non-competition period after an early termination by (a) the Company other than for cause or (b) the employee for "good reason" (as defined) or after the expiration of the agreement at its scheduled termination date. In the event of a termination without "cause" by the Company or a termination by the employee for "good reason," certain unvested restricted stock units generally vest and certain options may vest. In certain instances the Company has the right to redeem vested restricted stock units at fair market value.

Lawrence Reinhold

Mr. Reinhold's employment agreement is terminable upon death or total disability, by the Company for "cause" (as defined) or without cause, or by the employee voluntarily for any reason or for "good reason" (as defined). In the event of termination for death, disability, cause or voluntary termination by Mr. Reinhold, the Company will owe no further payments other than as applicable under disability or medical plans, any accrued but unused vacation time (up to four weeks) and, in the event of termination for disability or death, the pro rata portion of any bonus which would otherwise be paid. If Mr. Reinhold resigns for good reason or if the Company terminates him for any reason other than disability, death or cause, he shall also receive severance payments equal to 12 months' base salary (or 24 months' base salary if termination is within 60 days prior to or one year following a "change of control," as defined), one year's bonus based on his average annual bonus for the prior two years (unless he was employed for less than two years in which case he will receive a prorated bonus) and a reimbursement of costs for COBRA insurance coverage in addition to the payments paid for other terminations.

Termination of Employment Without Change In Control

The table below sets forth the severance payments that would have been made had the employment of Mr. Fiorentino or Mr. Reinhold (as defined in their employment agreements) been terminated without cause in a situation not involving a change in control, based on a hypothetical termination date of January 2, 2010, the last day of the Company's fiscal year 2009, and using the closing price of our common stock on December 31, 2009. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the termination of the officer's employment.

Name	Cash Compensation (Salary and Bonus) ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Gilbert Fiorentino	3,247,756 (1)	1,571,000 (2)	34,800 (3)	4,853,556
Lawrence P. Reinhold	1,190,825 (4)	-	-	1,190,825

(1) Represents two years' salary of $501,378 per year and cash bonus of $2,245,000 for fiscal year 2009.

(2) Represents accelerated vesting of 100,000 restricted stock units.

(3) Represents two years' medical and other benefits.

(4) Represents one year's salary of $471,625 and cash bonus of $719,200 for fiscal year 2009.

Change In Control Payments

The table below sets forth the change in control payments that would have been made based on a hypothetical change of control date of January 2, 2010, the last day of the Company's fiscal year 2009, and using the closing price of our common stock on December 31, 2009. These amounts are estimates and the actual amounts to be paid can only be determined at the time of the change of control.

Name	Cash Compensation (Salary and Bonus) ($)	Value of Accelerated Vesting of Stock Awards ($)	Medical and Other Benefits ($)	Total ($)
Gilbert Fiorentino	3,247,756 (1)(2)	6,284,000 (3)	34,800 (4)	9,566,556 (5)
Lawrence P. Reinhold	1,554,450 (6)	-	34,800	1,589,250 (7)

(1) Represents two years' salary of $501,378 per year and cash bonus of $2,245,000 for fiscal year 2009.

(2) Upon a "Qualifying Change of Control" as defined in his employment agreement, Mr. Fiorentino would also receive 0.85% of "Qualifying Value" of "Qualifying Change of Control" transaction as defined in his employment agreement.

(3) Represents accelerated vesting of 400,000 restricted stock units.

(4) Upon a change in control, Mr. Fiorentino may be subject to certain excise taxes under Section 280G of the Code. The Company has agreed to reimburse Mr. Fiorentino for those excise taxes as well as for any income and excise taxes payable by the officers as a result of any such reimbursement capped at $6 million in the aggregate.

(5) Plus additional amounts for a "Qualifying Change of Control" payment as described in footnote (2). Reimbursement of excise taxes as described in footnote (4) may also be due.

(6) Represents two years' salary of $471,625 per year and a cash bonus of $719,200 for fiscal year 2009.

(7) Payments are to Mr. Reinhold only if he is terminated without "cause" or resigns for "good reason" within 60 days prior to, or one year following, a Change of Control.

DIRECTOR COMPENSATION

The Company's policy is not to pay compensation to Directors who are also employees of the Company or its subsidiaries. Each non-employee Director receives annual compensation for 2010 as follows, commencing June 11, 2010: $65,000 per year as base compensation (compared to $50,000 for 2009; in 2009 directors also received $5,000 for each committee membership held), $10,000 per year for each committee chair (compared to $15,000 in 2009),except for the Audit Committee Chair which was increased to $20,000 for 2010 and a grant each year of shares of Company stock (restricted for sale for two years) in an amount equal to $40,000 divided by the fair market value of such stock on the date of grant (compared to $25,000 in 2009). The Lead Independent Director, currently Robert D. Rosenthal, also receives an additional $20,000 per year ($10,000 in 2009). The restricted stock grants are made pursuant to the Company's 2006 Stock Incentive Plan for Non-Employee Directors, which was approved by the Company's stockholders at the 2006 Annual Stockholders' Meeting.

Director Compensation For Fiscal Year 2009

The following table sets forth compensation information regarding payments in 2009 to our non-employee Directors:

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) [1] (c)	Option Awards ($)[2] (d)	Total ($) (h)
Robert D. Rosenthal	90,000	25,000		115,000
Stacy S. Dick	75,000	25,000		100,000
Marie Adler-Kravecas[3]	32,500	25,000	42,457	99,957
Ann Leven[3]	62,500			62,500

(1) This column represents the fair value of the stock award on the grant date determined in accordance with the provisions of ASC 718. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model. For additional information regarding assumptions made in calculating the amount reflected in this column, please refer to Note 8 to our audited consolidated financial statements, included in our Annual Report on Form 10-K for fiscal year 2009.

(2) This column represents the fair value of the stock option award on the grant date determined in accordance with the provisions of ASC 718. As per SEC rules relating to executive compensation disclosure, the amounts shown exclude the impact of forfeitures related to service based vesting conditions. These amounts were calculated using the Black-Scholes option-pricing model. For additional information regarding assumptions made in calculating the amount reflected in this column, please refer to Note 8 to our audited consolidated financial statements, included in our Annual Report on Form 10-K for fiscal year 2009.

(3) Ms. Adler-Kravecas became a director in June 2009. Ms. Leven was a director of the Company until June 2009; in connection with her resignation from the Board, she entered into a short term consulting arrangement with the Company (which terminated in September 2009) under which she received $25,000 in 2009.

The following table presents the aggregate number of outstanding stock awards and stock option awards held by each of our non-employee Directors at the end of fiscal year 2009:

Name :	Stock Awards	Option Awards
Marie Adler-Kravecas	2,010	5,000
Robert D. Rosenthal	6,738	11,000
Stacy S. Dick	6,738	19,500

PROPOSAL TO APPROVE THE COMPANY'S 2010 LONG TERM INCENTIVE PLAN

Proposal No. 2 on Proxy Card

Action is to be taken at the Annual Meeting to approve the adoption of the Company's 2010 Long Term Incentive Plan. The Company's Board of Directors has adopted the Systemax, Inc. 2010 Long Term Incentive Plan (the "Plan" or the "2010 Long Term Plan"), subject to approval by the Company's shareholders.

The Company previously sponsored the 1999 Long-Term Stock Incentive Plan (the "1999 Plan"). The 1999 Plan expired on December 31, 2009. As a result, no further awards are available for grant under the 1999 Plan and the 1999 Plan cannot be used for future awards. Therefore, it is necessary for the Company to adopt the 2010 Long Term Plan to replace the 1999 Plan.

The following is a summary of the principal provisions of the 2010 Long Term Plan. This description of the 2010 Long Term Plan is qualified in its entirety by reference to the full text of the 2010 Long Term Plan, which is set forth in the attached Annex A.

Purposes

The purposes of the 2010 Long Term Plan are to promote the interests of the Company and its stockholders by (i) attracting and retaining exceptional executive personnel and other key employees, including consultants and advisors to the Company and its affiliates; (ii) motivating such employees, consultants and advisors by means of performance-related incentives to achieve longer-range performance goals; and (iii) enabling such employees, consultants and advisors to participate in the long-term growth and financial success of the Company.

Types of Awards to Be Granted

The 2010 Long Term Plan provides for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards. Any of the foregoing is referred to as an "Award."

Eligibility and Conditions of Grant

Any employee of the Company or of any affiliate and any individual providing consulting or advisory services to the Company or an affiliate, shall be eligible to receive an award under the 2010 Long Term Plan. The committee that administers the Plan shall determine, in its sole discretion, the terms and conditions of any award.

No award shall be granted under the 2010 Long Term Plan after the fifth anniversary of the adoption of the plan by the Board of Directors, except that "restoration options" may be granted after that date. Restoration options are options issued to optionees who surrender then-owned shares in exercise of an option. Such options are issued with an exercise price equal to the fair market value at the date of grant and a term equal to the remaining term of the then-exercised options and for no more than the number of shares delivered in exercise of such options.

Shares Available Under the Plan

Subject to adjustment in the case of certain corporate changes, awards may be granted under the 2010 Long Term Plan with respect to an aggregate of 7,500,000 shares of the Company's Common Stock. During a calendar year, awards may be granted to any individual with respect to a maximum of 1,500,000 shares.

Administration

The 2010 Long Term Plan is administered by a committee (the "Committee") which is designated by the Company's Board of Directors to administer the 2010 Long Term Plan and consists of not less than two directors, each of whom, to the extent necessary to comply with Rule 16b-3 promulgated by the SEC under the Securities Exchange Act ("Rule 16b-3"), and to the extent such persons are available, is a "Non-Employee Director" within the meaning of Rule 16b-3 and, to the extent such persons are available, each of whom is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Committee does not exist, or for any other reason determined by the Board of Directors, the Board of Directors may act as the

Committee. The Committee or the Board of Directors may delegate to one or more officers or managers of the Company the authority to designate the individuals who will receive Awards under the Plan and certain administrative functions related to those awards, provided that the Committee shall itself grant all Awards to those individuals who could reasonably be considered to be subject to the insider trading provisions of Section 16 of the 1934 Act or whose Awards could reasonably be expected to be subject to the deduction limitations of Section 162(m) of the Code.

The Committee determines the persons who will receive Awards, the type of Awards granted, and the number of shares subject to each Award. The Committee also determines the prices, expiration dates, vesting schedule, forfeiture provisions and other material features of Awards. The Committee has the authority to interpret and construe any provision of the Plan and to adopt such rules and regulations for administering the Plan as it deems necessary or appropriate. All decisions and determinations of the Committee are final, binding and conclusive on all parties.

Adjustments

In the event of certain corporate actions affecting the Company's stock, including, for example, a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation or spin-off, the Committee shall adjust the number of shares of Common Stock available for grant under the Plan and any shall adjust outstanding Awards (including the number of shares subject to the Awards and the exercise price of stock options) in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or those Awards.

Amendment and Termination of the Plan

The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement. Notwithstanding anything to the contrary herein, the Committee may amend the Plan in such manner as may be necessary so as to have the Plan conform to the local rules and regulations in any jurisdiction outside the United States..

The Committee may amend any Award, including an amendment that reduces the exercise price, except that consent of the Award recipient is necessary if the amendment would impair the recipient's rights under the Award.

Summary of Awards Available Under the Plan

Non-Qualified Stock Options. The exercise price per share of each NQO granted under the Plan is determined by the Committee on the grant date and will not be less than the fair market value of a share of Stock on the grant date. Each NQO is exercisable for a term, not to exceed ten years, established by the Committee on the grant date. The exercise price must be paid in cash or, subject to the approval of the Committee, in shares of Stock valued at their fair market value on the date of exercise or by such other method as the Committee may from time to time prescribe.

The Plan contains provisions applicable to the exercise of NQOs subsequent to a grantee's termination of employment for "cause," other than for cause, or due to "disability" (as each such term is defined in the Plan) or death. These provisions apply unless the Committee establishes alternative provisions with respect to an Award. In general, these provisions provide that NQOs that are not exercisable at the time of such termination shall expire upon the termination of employment and NQOs that are exercisable at the time of such termination shall remain exercisable until the earlier of the expiration of their original term and (i) in the event of a grantee's termination other than for cause, the expiration of three months after such termination of employment and (ii) in the event of a grantee's disability or death, the first anniversary of such termination. In the event the Company terminates the grantee's employment for cause, all NQOs held by the grantee, whether or not then exercisable, terminate immediately as of the commencement of business on the date of termination of employment.

Stock options generally are not transferrable other than by will or the laws of descent and distribution, except that the Committee may permit transfers to the grantee's family members or trusts for the benefit of family members.

Incentive Stock Options. Generally, ISOs are options that may provide certain federal income tax benefits to a grantee not available with NQOs. An ISO has the same Plan provisions as a NQO (including with respect to various termination events as described above, except that:

- In order to receive the tax benefits, a grantee must hold the shares acquired upon exercise of an ISO for at least two years after the grant date and at least one year after the exercise date.
- The aggregate fair market value of shares of Stock (determined on the ISO grant date) with respect to which ISOs are exercisable for the first time by a grantee during any calendar year (whether issued under the Plan or any other plan of the Company or its subsidiaries) may not exceed $100,000.
- In the case of an ISO granted to any individual who owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company, the exercise price per share must be at least 110% of the fair market value of a share of Stock at the time the ISO is granted, and the ISO cannot be exercisable more than five years from the grant date.
- An option cannot be treated as an ISO if it is exercised more than three months following the grantee's termination of employment for any reason other than death or disability, or more than one year after the grantee's termination of employment for disability, unless the grantee died during such three-month or one-year period. ISOs are not transferable other than by will or by the laws of descent and distribution.

Stock Appreciation Rights. A stock appreciation right ("SAR") entitles the grantee to receive upon exercise, for each share subject to the SAR, an amount equal to the excess of (i) the fair market value of a share of Common Stock on the date of exercise over (ii) the fair market value of a share of Common Stock on the date of grant. Each SAR shall be exercisable for a term, not to exceed ten years, established by the Committee on the grant date. A SAR may be settled in cash or shares of Common Stock (valued at their fair market value on the date of exercise of the SAR), in the Committee's discretion.

Restricted Stock. Prior to the vesting of any restricted shares, the shares are not transferable by the grantee and are forfeitable. Vesting of the shares may be based on continued employment with the Company and/or upon the achievement of specific performance goals, as the Committee determines on the grant date. The Committee may at the time that shares of restricted stock are granted impose additional conditions to the vesting of the shares. Unless the Committee provides otherwise, unvested shares of restricted stock are automatically and immediately forfeited upon a grantee's termination of employment for any reason.

Restricted Stock Units. A restricted stock unit entitles the grantee to receive a share of Stock, or in the sole discretion of the Committee, the value of a share of Common Stock, on the date that the restricted stock unit vests. Payment shall be in cash, other securities or other property, as determined in the sole discretion of the Committee. Unless the Committee provides otherwise, unvested restricted stock units are forfeited upon a grantee's termination of employment for any reason.

Performance Awards. Performance awards entitle the grantee to either cash or shares of Common Stock, in the Committee's sole discretion, upon the achievement of specified performance goals.

Performance Goals

The Plan provides that granting or vesting of restricted stock, restricted stock units and performance awards may be conditioned on the achievement of specified performance goals. These goals must be established by the Committee within 90 days of the beginning of the year (or other period to which the performance goals relate) or, if shorter, within the first 25% of the performance period. As discussed below under "Summary of Federal Tax Consequences – $1 Million Limit," performance-based awards can have significant tax benefits for the Company. The maximum amount with respect to which performance awards may be granted to an individual in a calendar year is $10,000,000 with respect to performance awards denominated in cash and 1,500,000 shares with respect to performance awards denominated in shares.

The performance goals may be based on one or more of: share price, revenues, earnings (including but not limited to EBITDA), earnings per share, return on equity, expenses, and objective strategic and governance business goals. Each such performance goal may (1) be expressed with respect to the Company as a whole or with respect to one or more divisions or business units, (2) be expressed on a pre-tax or after-tax basis, (3) be expressed on an absolute and/or relative basis, (4) employ comparisons with past performance of the Company (including one or more divisions) and/or (5) employ comparisons with the current or past performance of other companies, and in the case of earnings-based measures, may employ comparisons to capital, stockholders' equity and shares outstanding.

To the extent applicable, the measures used in performance goals set under the Plan shall be determined in a manner consistent with the methods used in the Company's Forms 10-K and 10-Q, except that adjustments will be made for certain items, including special, unusual or non-recurring items, acquisitions and dispositions and changes in accounting principles.

New Plan Benefits

Since no Awards have been made under the Plan and since Awards under the Plan are wholly discretionary, amounts payable under the Plan are not determinable at this time.

Summary of Federal Tax Consequences

The following is a brief description of the federal income tax treatment that will generally apply to Awards under the Plan based on current federal income tax rules.

Non-Qualified Options. The grant of an NQO will not result in taxable income to the grantee. Except as described below, the grantee will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the Stock acquired over the exercise price for those shares, and the Company will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains and losses, with the basis in such Stock equal to the fair market value of the shares at the time of exercise.

Incentive Stock Options. The grant of an incentive stock option will not result in taxable income to the grantee. The exercise of an incentive stock option will not result in taxable income to the grantee provided that the grantee was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the grantee is disabled, as that term is defined in the Code). The excess of the fair market value of the Stock at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the grantee's alternative minimum taxable income for the tax year in which the incentive stock option is exercised.

If the grantee does not sell or otherwise dispose of the Stock within two years from the date of the grant of the incentive stock option or within one year after the transfer of such Stock to the grantee, then, upon disposition of such Stock, any amount realized in excess of the exercise price will be taxed to the grantee as capital gain and the Company will not be entitled to a corresponding deduction. A capital loss will be recognized to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the grantee will generally realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the Stock on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price and the Company will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the grantee will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares. The Company will be entitled to a deduction to the extent that the grantee recognizes ordinary income because of a disqualifying disposition.

Stock Appreciation Rights. The grant of a SAR will not result in taxable income to the grantee. Upon exercise of a SAR, the fair market value of Stock received will be taxable to the grantee as ordinary income and the Company will be entitled to a corresponding deduction. Gains and losses realized by the grantee upon disposition of any such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Restricted Stock. The grant of restricted stock will not result in taxable income at the time of grant and the Company will not be entitled to a corresponding deduction, assuming that the restrictions constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon the vesting of shares of restricted stock, the holder will realize ordinary income in an amount equal to the then fair market value of those shares, and the Company will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period, if so provided, will also be compensation income to the grantee and the Company will be entitled to a corresponding deduction. A grantee may elect pursuant to Section 83(b) of the Code to have income recognized at the date of grant of a restricted stock award and to have the applicable capital gain holding period commence as of that date, and the Company will be entitled to a corresponding deduction.

Restricted Stock Units. The grant of a restricted stock unit will not result in taxable income at the time of grant and the Company will not be entitled to a corresponding deduction. Upon the vesting of the restricted stock unit, the holder will realize ordinary income in an amount equal to the then fair market value of the shares received, and the Company will be entitled to a corresponding deduction.

Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting, when granted to the grantee.

Performance Awards. The grant of a performance award will not result in taxable income at the time of grant and the Company will not be entitled to a corresponding deduction. The grantee will have compensation income at the time of distribution equal to the amount of cash received and the then fair market value of the distributed shares and the Company will then be entitled to a corresponding deduction.

Withholding of Taxes. The Company may withhold amounts from grantees to satisfy withholding tax requirements. Subject to guidelines established by the Committee, grantees may have Stock withheld from Awards or may tender Stock to the Company to satisfy tax withholding requirements.

$1 Million Limit. Section 162(m) of the Code disallows a federal income tax deduction for certain compensation in excess of $1 million per year paid to each of the Company's chief executive officer and its three other most highly compensated executive officers (other than the chief financial officer). Compensation that qualifies as "performance-based compensation" is not subject to the $1 million limit. Stock options and stock appreciation rights generally are exempt from the $1 million limit. Other Awards will be exempt from the $1 million limit if the granting or vesting of the Award is conditioned on the achievement of specified, objective performance goals, described above under "Performance Goals."

Section 409A. Section 409A of the Code imposes significant new restrictions on deferred compensation and may impact on Awards under the Plan. If the Section 409A restrictions are not followed, a grantee could be subject to accelerated liability for tax on the non-complying award, as well as a 20% penalty tax. The Plan is intended to comply with the requirements of Section 409A.

Tax Advice. The preceding discussion is based on federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the Plan. A grantee may also be subject to state and local taxes in connection with the grant of Awards under the Plan. Grantees are encouraged to see their own legal, tax and accounting advice.

New Plan Benefits

Awards under the 2010 Long Term Incentive Plan are discretionary; the table below describes awards made to our NEO's for 2010, conditioned on stockholder approval of the Plan.

NEW PLAN BENEFITS

2010 Long Term Incentive Plan

Name and Position	Dollar Value ($) [1]	Number of Units
Richard Leeds: Chairman and Chief Executive Officer	1,100,000	-
Bruce Leeds: Vice Chairman	750,000	-
Robert Leeds: Vice Chairman	750,000	-
Gilbert Fiorentino: Chief Executive Technology Products Group	1,950,000	-
Lawrence Reinhold: Executive Vice President and Chief Financial Officer	825,000	-

Executive Group	5,375,000	-
Non-Executive Director Group	-	-
Non-Executive Officer Employee Group	-	-

(1) Based on achieving 2010 financial and non-financial goals at 100% base case target levels under the 2010 Bonus Plan. See "2010 NEO Cash Bonus Plan" for additional discussion regarding the determination of awards under the 2010 Bonus Plan.

Vote Required for Approval

Stockholder approval of the 2010 Long Term Incentive Plan is required. If the stockholders fail to approve the plan, the Company will not grant any awards as described above. If approved by stockholders, the 2010 Long Term Incentive Plan supersedes the Systemax Executive Incentive Plan commencing in 2010.

Approval of the 2010 Long Term Incentive Plan will require the affirmative vote of the holders of a majority of the Shares present in person or by proxy and entitled to vote on the issue. There are no rights of appraisal or dissenter's rights as a result of a vote on this issue.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE COMPANY'S 2010 LONG TERM INCENTIVE PLAN, WHICH IS DESIGNATED AS PROPOSAL NO. 2.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Proposal No. 3 on Proxy Card

Action is to be taken at the Annual Meeting to ratify the selection of Ernst & Young LLP as independent registered public accountants for the Company for fiscal year 2010.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and to be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

Principal Accounting Fees and Services

The following are the fees billed by Ernst & Young LLP for services rendered during fiscal years 2008 and 2009:

Audit and Audit-related Fees

Ernst & Young billed the Company $2,335,400 for professional services rendered for the audit of the Company's annual consolidated financial statements for fiscal year 2009 and its reviews of the interim financial statements included in the Company's Forms 10-Q for that fiscal year and $2,737,400 for such services rendered for fiscal year 2008.

Tax Fees

Tax fees included services for international tax compliance, planning and advice. Ernst &Young LLP billed the Company for professional services rendered for tax compliance, planning and advice in 2009 an aggregate of $85,000.

All Other Fees

Other fees of $1,195 were billed by Ernst & Young LLP for fiscal years 2008 and 2009.

The Audit Committee is responsible for approving every engagement of the Company's independent registered public accountants to perform audit or non-audit services on behalf of the Company or any of its subsidiaries before such accountants can be engaged to provide those services. The Audit Committee does not delegate its pre-approval authority. The Audit Committee has reviewed the services provided to the Company by Ernst & Young LLP and believes that the non-audit/review services it has provided are compatible with maintaining the auditor's independence.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants is not required by the Company's By-Laws or other applicable legal requirement. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to continue to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of different independent registered public accountants at any time during the year or thereafter if it determines that such a change would be in the best interests of the Company and its stockholders.

In this regard, the Company's Audit Committee charter requires the Company to conduct a reproposal for the selection of its independent auditors at least once every five years. The 2009 audit was the fifth year audited by Ernst & Young, LLP; accordingly, the Company intends to conduct this reproposal process in the course of fiscal year 2010.

Vote Required for Approval

Ratification of the selection of Ernst & Young LLP as the Company's independent registered public accountants will require the affirmative vote of the holders of a majority of the Shares present in person or by proxy and entitled to vote on the issue. There are no rights of appraisal or dissenter's rights as a result of a vote on this issue.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL 2010, WHICH IS DESIGNATED AS PROPOSAL NO. 3.

ADDITIONAL MATTERS

Solicitation of Proxies

This year, we are using the Securities and Exchange Commission, or SEC, notice and access rule that allows us to furnish our proxy materials over the internet to our stockholders instead of mailing paper copies of those materials to each stockholder. As a result, beginning on or about April 29, 2010, we sent to most of our stockholders by mail a notice containing instructions on how to access our proxy materials over the internet and vote online. This notice is not a proxy card and cannot be used to vote your shares. If you received only a notice this year, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the notice or on the website referred to in the notice.

The proxy statement and annual report on Form 10-K for fiscal year 2009 are available at www.proxyvote.com.

The cost of soliciting proxies for the Annual Meeting will be borne by the Company. In addition to solicitation by mail and over the internet, solicitations may also be made by personal interview, fax and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Company will reimburse them for expenses in so doing. Consistent with the Company's confidential voting procedure, Directors, officers and other regular employees of the Company, as yet undesignated, may also request the return of proxies by telephone or fax, or in person.

Stockholder Proposals

Stockholder proposals intended to be presented at the Annual Meeting, including proposals for the nomination of Directors, must be received by February 14, 2011, to be considered for the 2011 annual meeting pursuant to Rule 14a-8 under the Exchange Act. Stockholders proposals should be mailed to Systemax Inc., Attention: Investor Relations, 11 Harbor Park Drive, Port Washington, NY 11050.

Other Matters

The Board does not know of any matter other than those described in this proxy statement that will be presented for action at the meeting. If other matters properly come before the meeting, the persons named as proxies intend to vote the Shares they represent in accordance with their judgment.

A COPY OF THE COMPANY'S FORM 10-K FOR FISCAL YEAR 2009 IS INCLUDED AS PART OF THE COMPANY'S ANNUAL REPORT ALONG WITH THIS PROXY STATEMENT, WHICH ARE AVAILABLE AT www.proxyvote.com.

Available Information

The Company maintains an internet web site at *www.systemax.com*. The Company files reports with the Securities and Exchange Commission and makes available free of charge on or through this web site its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's web site (www.sec.gov). The information on the Company's web site or any report the Company files with, or furnishes to, the SEC is not part of this proxy statement.

The Board has adopted the following corporate governance documents (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, Directors and employees;
- Charter for the Audit Committee of the Board;
- Charter for the Compensation Committee of the Board;
- Charter for the Nominating/Corporate Governance Committee of the Board; and
- Corporate Governance Guidelines and Principles.

In accordance with the corporate governance rules of the New York Stock Exchange, each of the Corporate Governance Documents is available on the Company's Company web site (*www.systemax.com*).

SYSTEMAX INC.
2010 Long-Term Incentive Plan

SECTION 1 Purpose

The purposes of this Systemax Inc. 2010 Long Term Incentive Plan are to promote the interests of Systemax Inc. and its stockholders by (i) attracting and retaining exceptional executive personnel and other key employees, including consultants and advisors to the Company and its Affiliates, as defined below; (ii) motivating such employees, consultants and advisors by means of performance-related incentives to achieve longer-ranger performance goals; and (iii) enabling such employees, consultants and advisors to participate in the long-term growth and financial success of the Company.

SECTION 2 Definitions

As used in the plan, the following terms shall have the meanings set forth below:

"Affiliate" shall mean any entity that, directly or indirectly, is controlled by the Company, as determined by the Committee.

"Award" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit, Performance Award or other Stock-Based Award.

"Award Agreement" shall mean any written agreement, contract, or other instrument or document evidencing any Award, including an employment agreement, which may, but need not, be executed or acknowledged by a Participant.

"Board" shall mean the Board of Directors of the Company.

"Cause" shall be the same as defined under any Award Agreement or any other agreement governing the relationship between the Participant and the Company. If there is no such definition, Cause shall mean (i) the Participant's willful and intentional repeated failure or refusal, continuing after notice that specifically identifies the breach(es) complained of, to perform substantially his or her material duties, responsibilities and obligations (other than a failure resulting from grantee's physical or mental incapacity), and which failure or refusal results in demonstrable direct and material injury to the Company; (ii) any willful and intentional act or failure to act involving fraud, misrepresentation, theft, embezzlement, dishonesty or moral turpitude (collectively, "Fraud") which results in demonstrable direct and material injury to the Company; and (iii) conviction of (or a plea of nolo contendere to) an offense which is a felony in the jurisdiction involved or which is a misdemeanor in the jurisdiction involved but which involves Fraud.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Committee" shall mean a committee of the Board designated by the Board to administer the Plan and composed of not less than two directors, each of whom, to the extent necessary to comply with Rule 16b-3 and to the extent that such persons are available, is a "Non-Employee Director" within the meaning of Rule 16b-3 and, to the extent that such persons are available, each of whom is an "outside director" within the meaning of Section 162 (m) of the Code.

"Company" shall mean Systemax Inc., together with any successor thereto.

"Disability" shall mean any physical or mental condition that would qualify a grantee for a disability benefit under the long-term disability plan maintained by the Company or, if there is no such plan, a physical or mental condition that prevents the grantee from performing the essential functions of the grantee's position (with or without reasonable accommodation) for a period of six consecutive months. The existence of a disability shall be determined by the Committee in its sole discretion.

"Employee" shall mean (i) an employee of the Company or of any Affiliate and (ii) an individual providing consulting or advisory services to the Company or any Affiliate as an independent contractor.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Fair Market Value" shall mean the fair market value of the property or other item being valued, as determined by the Committee in its sole discretion.

"Incentive Stock Option" shall mean an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

"Non-Qualified Stock Option" shall mean an Option that is not an Incentive Stock Option.

Option" shall mean a right to purchase Shares from the Company that is granted under Section 6 of the Plan and may be either a Non-Qualified Option or an Incentive Stock Option.

"Other Stock-Based Award" shall mean any right granted under Section 10 of the Plan.

"Participant" shall mean any Employee selected by the Committee to receive an Award under the Plan.

"Performance Award" shall mean any right granted under Section 9 of the Plan.

"Person" shall mean any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision thereof or other entity.

"Plan" shall mean this Systemax 2010 Long-Term Incentive Plan.

"Restoration Option" shall mean an Option granted pursuant to Section 6(e) of the Plan.

"Restricted Stock" shall mean any Share granted under Section 8 of the Plan and that is subject to restrictions on transferability and is subject to forfeiture.

"Restricted Stock Unit" shall mean any unit granted under Section 8 of the Plan.

"Rule 16b-3" shall mean Rule 16b-3 as promulgated and interpreted by the SEC under the Exchange Act, or any successor rule or regulation thereto as in effect from time to time.

"SEC" shall mean the Securities and Exchange Commission or any successor thereto and shall include the Staff thereof.

"Shares" shall mean the common stock of the Company, $0.01 par value, or such other securities of the Company as may be designated by the Committee from time to time.

"Stock Appreciation Right" shall mean any right granted under Section 7 of the Plan.

"Substitute Awards" shall mean Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines.

SECTION 3 Administration

(a) The Plan shall be administered by the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to (i) designate Participants; (ii) determine the type or types of Awards to be granted to an eligible Employee; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or cancelled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, other property, and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend or waive rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. If the Committee does not exist or for any other reason determined by the Board, the Board may act as the Committee.

(b) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Company, and Affiliate, and Participant, any holder or beneficiary of any Award, any shareholder and any Employee.

SECTION 4 Shares Available for Awards

(a) Subject to adjustment as provided in Section 12, the number of Shares with respect to which Awards maybe granted under the Plan shall be 7,500,000. The maximum number of Shares which may be the subject of Awards granted to any individual during any calendar year shall not exceed 1,500,000. If, after the effective date of the Plan any Shares covered by an Award granted under the Plan, or to which such an Award relates, are forfeited, or if an Award is settled for cash or otherwise terminates or is cancelled without the delivery of Shares, the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such settlement, forfeiture, termination or cancellation, shall again be, or shall become, Shares with respect to which Awards granted; provided, however, that with respect to any Options or Stock Appreciation Rights granted to any individual who is a "covered employee" as defined in Section 162(m) of the Code and the regulations thereunder that is canceled or as to which the exercise price or grant price is reduced, the number of Shares subject to such Options or Stock Appreciation Rights shall continue to count against the maximum number of Shares which may be the subject of Options and Stock Appreciation Rights granted to such covered employee and such maximum number of Shares shall be determined in accordance with Section 162(m) of the Code and regulations promulgated thereunder. In the event that any Option or other Award granted hereunder is exercised through the delivery of Shares, the number of Shares available for Awards under the Plan shall be increased by the number of Shares surrendered.

(b) Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued and unissued Shares or of treasury Shares.

SECTION 5 Eligibility

Any Employee, including any officer or director of the Company, shall be eligible to be designated a Participant.

SECTION 6 Stock Options

(a) Grant. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Options shall be granted, the number of Shares to be covered by each Option, the option price therefor and the conditions and limitations applicable to the exercise of the Option. The Award Agreement with respect to each Option shall specify if the Option is an Incentive Stock Option or a Non-Qualified Stock Option. If the applicable Award Agreement does not so specify, such Option shall be a Non-Qualified Stock Option. Incentive Stock Options only may be granted to employees of the Company.

(b) Exercise Price. The Committee in it sole discretion shall establish the exercise price at the time each option is granted, but in no event shall the exercise price be less than the Fair Market Value of a share on the date of grant.

(c) Exercise. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award Agreement or thereafter. The Committee may impose such conditions with respect to the exercise of Options, including without limitation, any relating to the application of federal or state securities laws, as it may deem necessary or advisable.

(d) Payment. No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Option price thereof is received by the Company. Such payment may be made in cash, or its equivalent, or, if and to the extent permitted by the Committee, by exchanging Shares owned by the optionee (which are not the subject of any pledge or other security interest), or by a combination of the foregoing, provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company as of the date of such tender is at least equal to such Option price.

(e) Restoration Options. In the event that any Participant delivers Shares in payment of the exercise price of any Option granted hereunder in accordance with Section 6(d), the Committee shall have the authority to grant or provide for the automatic grant of a Restoration Option to such Participant. The Grant of a Restoration Option shall be subject to the satisfaction of such conditions or criteria as the Committee in its sole discretion shall establish from time to time. A Restoration Option shall entitle the holder therof to purchase a number of Shares equal to the number of such Shares so delivered upon exercise of the original Option. A Restoration Option shall have a per share exercise price of not less than 100% of the per Share Market Value on the date of grant of such Restoration Option, a term no longer than the remaining term of the original option at the time of exercise thereof, and such other terms and conditions as the Committee in its sole discretion shall determine.

(f) Termination of Employment. Except as otherwise provided in the applicable Award Agreement, upon a Participant's termination of employment, the following shall apply:

(i) Generally. If a Participant's employment terminates for any reason other than death, disability or cause, then: (x) all Options not yet exercisable as of the date of such termination shall expire on the date of such termination and (y) all options that are exercisable as of the date of such termination shall remain exercisable for the three-month period following such termination of employment.

(ii) Death or Disability. If a Participant's employment terminates due to the Participant's death or disability, then: (x) all Options not yet exercisable as of the date of such termination shall expire on the date of such termination and (y) all options that are exercisable as of the date of such termination shall remain exercisable until the first anniversary of the Participant's termination of employment.

(iii) Cause. If a Participant's employment is terminated for cause, all Options not theretofore exercised shall terminate upon the commencement of business on the date of the Participant's termination of employment.

(iv) Restrictions on Exercise Following Death. Any exercise of an Option following a Participant's death shall be made only by the Participant's executor or administrator or other duly appointed representative reasonably acceptable to the Committee, unless the Participant's will specifically disposes of such Option, in which case such exercise shall be made only by the recipient of such specific disposition. If a Participant's personal representative or the recipient of a specific disposition under the Participant's will shall be entitled to exercise any Option pursuant to the preceding sentence, such representative or recipient shall be bound by all the terms and conditions of the Plan and the applicable Award Agreement which would have applied to the Participant.

(v) Special Rules for Incentive Stock Options. No Option that remains exercisable for more than three months following a Participant's termination of employment for any reason other than death (including death within three months after the termination of employment or within one year after a termination due to disability) or disability, or for more than one year following a Participant's termination of employment as the result of disability, may be treated as an Incentive Stock Option.

(g) Incentive Stock Options: $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined as of the time the Option is granted) of the Shares with respect to which Incentive Stock Options are first exercisable by any employee during any calendar year shall exceed $100,000, or such higher amount as may be permitted from time to time under section 422 of the Code, such Options shall be treated as Non-Qualified Stock Options.

(h) Incentive Stock Options: 10% Owners. Notwithstanding the foregoing provisions of this Section 6, an Incentive Stock Option may not be granted under the Plan to an individual who, at the time the Option is granted, owns Shares possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary (as such ownership may be determined for purposes of section 422(b)(6) of the Code) unless (i) at the time such Incentive Stock Option is granted the Option exercise price is at least 110% of the Fair Market Value of the Shares subject thereto and (ii) the Incentive Stock Option by its terms is not exercisable after the expiration of 5 years from the date it is granted.

SECTION 7 Stock Appreciation Rights

(a) Grant. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Stock Appreciation Rights shall be granted, the number of Shares to be covered by each Stock Appreciation Right Award, the grant price thereof and the conditions and limitations applicable to the exercise thereof. Stock Appreciation Rights may be granted in tandem with another Award, in addition to another Award, or freestanding and unrelated to another Award. Stock Appreciation Rights granted in tandem with or in addition to an Award may be granted either at the same time as the Award or at a later time.

(b) Exercise and Payment. A Stock Appreciation Right shall entitle the Participant to receive an amount equal to the excess of the Fair Market Value of a Share on the date of exercise of the Stock Appreciation Right over the grant price thereof. The Committee shall determine whether a Stock Appreciation Right shall be settled in cash, Shares or a combination of cash and Shares.

(c) Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine, at or after the grant of a Stock Appreciation Right, the term, methods of exercise, methods and form of settlement, and any other terms and conditions of any Stock Appreciation Right. Any such determination by the Committee may be changed by the Committee from time to time and may govern the exercise of Stock Appreciation Rights granted or exercised thereafter. The Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it shall deem appropriate.

SECTION 8 Restricted Stock and Restricted Stock Units

(a) Grant. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom Shares of Restricted Stock and Restricted Stock Units shall be granted, the number of Shares of Restricted Stock and/or the number of Restricted Stock Units to be granted to each Participant, the vesting schedule for such awards, and the other terms and conditions of such Awards.

(b) Transfer Restrictions. Restricted Stock and Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered, except as provided in the Plan or the applicable Award agreements. Certificates issues in respect of Restricted Stock shall be registered in the name of the Participant and deposited by such Participant, together with a stock power endorsed in the blank with the company. Upon the lapse of the restrictions applicable to such Restricted Stock, the Company shall deliver such certificates to the Participant or the Participant's legal representative.

(c) Termination of Employment. Except to the extent that the applicable Award Agreement provides otherwise, if the Participant's employment is terminated for any reason, all unvested Shares of Restricted Stock and unvested Restricted Stock Units shall be forfeited as of the date of termination.

(d) Payment.

(i) Upon vesting of a Restricted Stock Unit, the Company shall pay the holder of the Restricted Stock Unit the Fair Market Value of a Share on the date of vesting. Such payment shall be in cash, other securities or other property, as determined in the sole discretion of the Committee.

(ii) Dividends paid on any Shares of Restricted Stock may be directly to the Participant, or may be reinvested in additional Shares of Restricted Stock or in Restricted Stock Units, as determined by the Committee in its sole discretion.

SECTION 9 Performance Awards

(a) Grant. The Committee shall have sole and complete authority to determine Employees who shall receive a "Performance Award", which shall consist of a right which is (i) denominated in cash or Shares, (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish, and (iii) payable at such time and in such form as the Committee shall determine.

(b) Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award and the amount and kind of any payment of transfer to be made pursuant to any Performance Award.

(c) Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the performance period or, in accordance with procedures established by the Committee at the time the Performance Award is granted.

(d) Maximum Award. The maximum amount with respect to which Performance Awards may be granted to a Participant in a calendar year shall be (i) $10,000,000 with respect to Performance Awards denominated in cash and (ii) 1,500,000 Shares with respect to Performance Awards denominated in Shares.

SECTION 10 Performance-Based Awards

(a) Objective Performance Goals, Formulae or Standards. The grant of Restricted Stock, Restricted Stock Units or Performance Awards, or the lapse of restrictions or vesting with respect to such Awards may be based on the attainment of one or more objective performance goals intended to comply with Section 162(m) of the Code. In such a case, the following shall apply:

(i) The Committee shall establish a "performance period," which may be the fiscal year or any other specified period.

(ii) Prior to the start of the performance period or within ninety (90) days after the beginning of the performance period, or, if sooner, within the first 25% of the performance period, and while the outcome of the performance goals are substantially uncertain, the Committee shall establish in writing the performance goals and the applicable vesting percentage of the Restricted Stock, Restricted Stock Units or Performance Awards applicable to each Participant or class of Participants.

(iii) The applicable performance goals shall be based on one or more of the following performance criteria: share price, revenues, earnings (including but not limited to EBITDA), earnings per share, return on equity, expenses, and objective strategic business and governance goals. Each such performance goal may (1) be expressed with respect to the Company as a whole or with respect to one or more divisions or business units, (2) be expressed on a pre-tax or after-tax basis, (3) be expressed on an absolute and/or relative basis, (4) employ comparisons with past performance of the Company (including one or more divisions) and/or (5) employ comparisons with the current or past performance of other companies, and in the case of earnings-based measures, may employ comparisons to capital, stockholders' equity and shares outstanding. Prior to the lapse of restrictions or vesting of Restricted Stock or Restricted Stock Units which are based on one or more of the performance goals hereunder, the Committee shall certify in writing (which may be by approved minutes) that the applicable performance goals were in fact satisfied.

To the extent applicable, the measures used in performance goals set under the Plan shall be determined in a manner consistent with the methods used in the Company's regular reports on Forms 10-K and 10-Q, without regard to any of the following, unless otherwise determined by the Committee consistent with the requirements of Section 162(m)(4)(C) and the regulations thereunder:

(A) all items of gain, loss or expense for a fiscal year that are related to special, unusual or non-recurring items, events or circumstances affecting the Company or the financial statements of the Company;

(B) all items of gain, loss or expense for a fiscal year that are related to (i) the disposal of a business or discontinued operations or (ii) the operations of any business acquired by Company during the fiscal year;

(C) all items of gain, loss or expense for a fiscal year that are related to changes in accounting principles or to changes in applicable law or regulations; and

(D) any similar items that would affect comparability of the performance goals.

To the extent any objective performance goals are expressed using any earnings or sales-based measures that require deviations from the manner in which the Company's Forms 10-K and 10-Q are prepared, such deviations shall be at the discretion of the Committee and established at the time the applicable performance goals are established.

SECTION 11 Other Stock-Based Awards

(a) General. The Committee shall have authority to grant to eligible Employees an "Other Stock-Based Award", which shall consist of any right which is (i) not an Award described in Sections 6 through 9 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Stock-Based Award. Except in the case of an Other Stock-Based Award that is a Substitute Award, the price at which securities may be purchased pursuant to any Other Stock Based Award granted under this plan or the provision, if any, of any such Award that is analogous to the purchase of exercise price, shall not be less than 100% of the Fair Market Value of the securities which such an Award relates on the date of grant.

(b) Dividend Equivalents. In the sole and complete discretion of the Committee, an Award, whether made as an Other Stock-Based Award under this Section 10 or as an Award granted pursuant to Sections 6 through 9 hereof, may provide the Participant with dividend equivalents, payable in cash, Shares, other securities or other property on a current or deferred basis, provided that any deferred payment shall be structured in accordance with Section 409A of the Code.

SECTION 12 Amendment and Termination

(a) Amendments to the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any mandatory tax or regulatory requirement. Notwithstanding anything to the contrary herein, the Committee may amend the Plan in such manner as may be necessary so as to have the Plan conform with the local rules and regulations in any jurisdiction outside the United States.

(b) Amendments to Awards. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend discontinue, cancel or terminate, any Award theretofore granted, prospectively or retroactively, including to reduce the exercise price of an Award; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would impair the rights of any Participant or any holder of an Award theretofore granted shall not to that extent be effective with the consent of the affected Participant or holder.

(c) Cancellation. Any provision of this Plan or any Award Agreement to the contrary notwithstanding, the Committee may cause an Award granted hereunder to be cancelled in consideration of a cash payment or alternative Award made to the holder of such cancelled Award equal in value to the Fair Market Value of such cancelled Award.

SECTION 13 Adjustments

(a) Shares Available for Grants. In the event of any change in the number of Shares outstanding by reason of any stock dividend or split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or similar corporate change, the maximum number of Shares with respect to which the Committee may grant awards under the Plan and the individual annual limit, both as described in Section 4(a), shall be appropriately adjusted by the Committee. In the event of any change in the number of Shares outstanding by reason of any other event or transaction, the Committee may, but need not, make such adjustments in the number and class of shares with respect to which awards: (i) may be granted under the Plan and (ii) granted to any one employee of the Company or a subsidiary during any one calendar year, in each case as the Committee may deem appropriate.

(b) Outstanding Restricted Stock, Restricted Stock Units and Performance Awards. Unless the Committee in its sole discretion otherwise determines, any securities or other property (including dividends paid in cash) received by a grantee with respect to a share of Restricted Stock, which has not yet vested, as a result of any dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, will not vest until such share of restricted stock vests, and shall be promptly deposited with the Company or other custodian designated by the Company.

The Committee shall adjust any grant of Restricted Stock Units or Performance Awards payable in Shares, to reflect any dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination, exchange of shares or similar corporate change, as the Committee may deem appropriate to prevent the enlargement or dilution of rights of grantees.

(c) Outstanding Options and Stock Appreciation Rights – Increase or Decrease in Issued Shares Without Consideration. Subject to any required action by the stockholders of the Company, in the event of any increase or decrease in the number of issued Shares resulting from a subdivision or consolidation of Shares or the payment of a stock dividend, or any other increase or decrease in the number of such shares effected without receipt of consideration by the Company, the Committee shall proportionally adjust the number of Shares subject to each outstanding Option and Stock Appreciation Right and the exercise price-per-share of each such Option and Stock Appreciation Right.

(d) Outstanding Options and Stock Appreciation Rights – Certain Mergers. Subject to any required action by the stockholders of the Company, in the event that the Company shall be the surviving corporation in any merger or consolidation (except a merger or consolidation as a result of which the holders of shares of Common Stock receive securities of another corporation), each Option and Stock Appreciation Right outstanding on the date of such merger or consolidation shall pertain to and apply to the securities which a holder of the number of Shares subject to such Option and Stock Appreciation Right would have received in such merger or consolidation.

(e) Outstanding Options and Stock Appreciation Rights – Certain Other Transactions. In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets, (iii) a merger or consolidation involving the Company in which the Company is not the surviving corporation or (iv) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of Shares receive securities of another corporation and/or other property, including cash, the Committee shall, in its sole discretion, have the power to:

(i) cancel, effective immediately prior to the occurrence of such event, each Option and Stock Appreciation Right outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such Option and Stock Appreciation Right was granted an amount in cash, for each Share subject to such Option and Stock Appreciation Right, respectively, equal to the excess of (x) the value, as determined by the Committee in its sole discretion, of the property (including cash) received by the holder of a Share as a result of such event over (y) the exercise price of such Option or Stock Appreciation Right; or

(ii) provide for the exchange of each Option and Stock Appreciation Right outstanding immediately prior to such event (whether or not then exercisable) for an Option on or Stock Appreciation Right with respect to, as appropriate, some or all of the property which a holder of the number of Shares subject to such Option or Stock Appreciation Right would have received and, incident thereto, make an equitable adjustment as determined by the Committee in its sole discretion in the exercise price of the Option or Stock Appreciation Right, or the number of shares or amount of property subject to the Option or Stock Appreciation Right, or, if appropriate, provide for a cash payment to the grantee to whom such Option or Stock Appreciation Right was granted in partial consideration for the exchange of the Option or Stock Appreciation Right.

(f) Outstanding Options and Stock Appreciation Rights – Other Changes. In the event of any change in the capitalization of the Company or a corporate change other than those specifically referred to in this Section 12, the Committee may, in its sole discretion, make such adjustments in the number and class of shares subject to Options and Stock Appreciation Rights outstanding on the date on which such change occurs and in the per-share exercise price of each such Option and Stock Appreciation Right as the Committee may consider appropriate to prevent dilution or enlargement of rights. In addition, if and to the extent the Committee determines it is appropriate, the Committee may elect to cancel each Option and Stock Appreciation Right outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such Option or Stock Appreciation Right was granted an amount in cash, for each Share subject to such Option or Stock Appreciation Right, respectively, equal to the excess of (i) the Fair Market Value of Shares on the date of such cancellation over (ii) the exercise price of such Option or Stock Appreciation Right.

(g) No Other Rights. Except as expressly provided in the Plan, no grantee shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an award or the exercise price of any Option or Stock Appreciation Right.

SECTION 14 General Provisions

(a) Nontransferability. Each Award, and each right under any Award, shall be exercisable only by the Participant during a Participant's lifetime, if permissible under applicable law, by the Participant's guardian or legal representative or by a transferee receiving such Award pursuant to a qualified domestic relations order ("QDRO"), as determined by the Committee.

(b) No Rights to Awards. No Employee, Participant, or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Employees, Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards need not be same with respect to each recipient.

(c) Share Certificates. All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, and stock exchange upon which such Shares or other securities are then listed, and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any certificates to make appropriate references to such restrictions.

(d) Delegation. Subject to the terms of the Plan and applicable law, the Committee may delegate to one or more officers or managers of the Company or any Affiliate, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Committee shall determine, to grant Awards to, or to cancel, modify or waive rights with respect to, or to alter, discontinue, suspend, or terminate Awards held by, Employees who (i) are not officers or directors of the Company for purposes of section 16 of the Exchange Act, or any successor section thereto, or who are otherwise not subject to such section, (ii) are not "covered employees" under Section 162(m) of the Code and (iii) the Committee does not anticipate will become covered employees under such Section.

(e) Withholding. Any Participant may be required to pay the Company or any Affiliate with respect to, and the Company or any Affiliate shall have the right and is hereby authorized to withhold from, any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, and to the extent approved by the Committee, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the company to satisfy all obligations for the payment of such taxes. The Committee may provide for additional cash payments to holders of Awards to help defray or offset any tax arising from the grant, vesting, exercise or payments of any Award.

(f) Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including but not limited to the effect on such Award of the death, retirement or other termination of employment of a Participant and the effect, if any, of a change in control of the Company.

(g) No Limit in Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, Restricted Stocks, Shares and other types of Awards provided for hereunder (subject to shareholder approval if such approval is required), and such arrangements may either be generally applicable or applicable only in specific cases.

(h) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Company or any Affiliate. Further, the company or Affiliate may at any time dismiss a Participant from employment, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(i) No Rights as Stockholder. Subject to the provisions of the applicable Award, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. Notwithstanding the foregoing, in connection with each grant of Restricted Stock hereunder, the applicable Award shall specify if and to what extent the Participant shall not be entitled to the rights of a stockholder in respect of Restricted Stock.

(j) Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware.

(k) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under and law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(l) Other Laws. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole discretion, it determines that the issuance or transfer of such Shares or such consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws.

(m) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any person acquires a right to receive payments from the

Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(n) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

(o) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

SECTION 15 Term of the Plan

(a) Effective Date. The Plan shall be effective as of the date of its approval by the directors of the Company.

(b) Expiration Date. No Award shall be granted under the Plan after the fifth anniversary of the date the Plan was approved; provided that the authority for grant of Restoration Options hereunder in accordance with Section 6(e) shall continue, subject to the provisions of Section 4(a), as long as any option granted hereunder remains outstanding. Unless otherwise expressly provided in the Plan or an applicable Award Agreement, any Award granted hereunder may, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under any such Award shall, continue after such fifth anniversary of the Plan's approval.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-13792

Systemax Inc.

(Exact name of registrant as specified in its charter)

Delaware	**11-3262067**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Harbor Park Drive
Port Washington, New York 11050
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(516) 608-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $ .01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best knowledge of the registrant, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated Filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2009, which is the last business day of the registrant's most recently completed second fiscal quarter, was approximately $117,681,986. For purposes of this computation, all executive officers and directors of the Registrant and all parties to the Stockholders Agreement dated as of June 15, 1995 have been deemed to be affiliates. Such determination should not be deemed to be an admission that such persons are, in fact, affiliates of the Registrant.

The number of shares outstanding of the registrant's common stock as of March 5, 2010 was 36,457,941 shares.
Documents incorporated by reference: Portions of the Proxy Statement of Systemax Inc. relating to the 2010 annual meeting of stockholders are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

PART I

Unless otherwise indicated, all references herein to Systemax Inc. (sometimes referred to as "Systemax," the "Company" or "we") include its subsidiaries.

Forward Looking Statements

This report contains forward looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 (Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Additional written or oral forward looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission or otherwise. Statements contained in this report that are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements may include, but are not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, compliance with financial covenants in loan agreements, plans for acquisition or sale of assets or businesses and consolidation of operations of newly acquired businesses, and plans relating to products or services of the Company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this report, the words "anticipates," "believes," "estimates," "expects," "intends," and "plans" and variations thereof and similar expressions are intended to identify forward looking statements.

Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified based on current expectations. Consequently, future events and results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements contained in this report. Statements in this report, particularly in "Item 1. Business," "Item 1A. Risk Factors," "Item 3. Legal Proceedings," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Notes to Consolidated Financial Statements describe certain factors, among others, that could contribute to or cause such differences.

Other factors that may affect our future results of operations and financial condition include, but are not limited to, unanticipated developments in any one or more of the following areas, as well as other factors which may be detailed from time to time in our Securities and Exchange Commission filings:

- risks involved with e-commerce, including possible loss of business and customer dissatisfaction if outages or other computer-related problems should preclude customer access to us
- significant changes in the computer products retail industry, especially relating to the distribution and sale of such products
- timely availability of existing and new products
- risks associated with delivery of merchandise to customers by utilizing common delivery services
- the effect on us of volatility in the price of paper and periodic increases in postage rates
- borrowing costs or availability
- pending or threatened litigation and investigations
- the availability of key personnel

Readers are cautioned not to place undue reliance on any forward looking statements contained in this report, which speak only as of the date of this report. We undertake no obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected events.

Item 1. Business.

General

Systemax is primarily a direct marketer of brand name and private label products. Our operations are organized in three reportable business segments — Technology Products, Industrial Products and Software Solutions.

Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America and Europe. Except for certain personal computer ("PC") and related products that we assemble ourselves and sell on a private label basis, substantially all of our products are manufactured by other companies. Technology Products accounted for 94%, 92% and 92% of our net sales in 2009, 2008, and 2007, respectively.

Our Industrial Products segment sells a wide array of material handling equipment, storage equipment and consumable industrial items which are marketed in North America. Most of these products are manufactured by other companies. Some products are manufactured for us to our own design and marketed on a private label basis. ™. Industrial products accounted for 6%, 8% and 8% of our net sales in 2009, 2008, and 2007, respectively.

In June, 2009, the Company announced plans to exit the Software Solutions segment as the result of economic conditions and difficulties in marketing the segment's products successfully (See Note 7 to the Consolidated Financial Statements included in Item 15 of this Form 10-K.). Our Software Solutions segment participated in the emerging market for on-demand, web-based business software applications through the marketing of our PCS ProfitCenter Software™ application. As of December 31, 2009, substantially all of the third party business activities of the Software Solutions segment had been ended.

See Note 10 to the Consolidated Financial Statements included in Item 15 of this Form 10-K for additional financial information about our business segments as well as information about our geographic operations.

The Company was incorporated in Delaware in 1995. Certain predecessor businesses which now constitute part of the Company have been in business since 1949. Our headquarters office is located at 11 Harbor Park Drive, Port Washington, New York.

Recent Developments

On September 18, 2009, the Company acquired WStore Europe SA and its subsidiaries, ("WStore"), a European supplier of business IT products and software solutions with operations in France and the United Kingdom. The purchase price (after giving effect to the conversion of Euros to U.S. dollars) was approximately $4.4 million in cash, $2.2 million of which was placed into an escrow account for one year to secure the sellers' indemnification obligations under the purchase agreement. This acquisition expands the Company's business in France and, to a lesser extent, the United Kingdom.

On April 5, 2009, the Company acquired certain intellectual property and ecommerce assets owned Circuit City Stores, Inc. and Circuit City Stores West Coast, Inc. ('the Sellers") for $14.0 million in cash. In addition, the Company will pay the Sellers a royalty based on a percentage of sales over a thirty month period dependent upon levels of sales achieved from the acquired assets, with a minimum payment of $3.0 million. This acquisition expands the Company's ecommerce market.

Products

We offer hundreds of thousands of brand name and private label products. We endeavor to expand and keep current the breadth of our product offerings in order to fulfill the increasingly wide range of product needs of our customers.

Our computer product include desktops, laptops and notebooks and are primarily offerings of brand name original equipment manufacturers, as well as our own private label brands. Computer supplies and consumer electronics related products include supplies such as laser printer toner cartridges and ink jet printer cartridges; media such as flash memory, recordable disks and magnetic tape cartridges; peripherals such as hard disks, CD-ROM and DVD drives, printers and scanners; memory upgrades; data communication and networking equipment; monitors; digital cameras; plasma and LCD TVs; MP3 and DVD players; PDAs; and packaged software.

We assemble our private label PCs in our ISO-9001:2000 certified facility in Fletcher, Ohio. We purchase components and subassemblies from suppliers in the United States as well as overseas. Certain parts and components for our PCs are obtained from a limited group of suppliers. We also utilize licensed technology and computer software in the assembly of our PCs. For a discussion of risks associated with these licenses and suppliers, see Item 1A, Risk Factors.

Our industrial products include material handling equipment, storage and shelving equipment, work benches, packaging supplies, furniture and office products, food service equipment and supplies, janitorial and maintenance supplies, HVAC, electrical and plumbing supplies and consumable industrial products such as first aid items, safety items, protective clothing and OSHA compliance items.

Sales and Marketing

We market our products to both individual consumers and business customers. Our business customers include for-profit businesses, educational organizations and government entities. We have developed numerous proprietary customer and prospect databases.

We continue to have strong growth in sales to individual consumers, through e-commerce means and retail stores. To reach our individual consumer audience, we use online methods such as website campaigns, banner ads and e-mail campaigns. We are able to monitor and evaluate the results of our various advertising campaigns to enable us to execute them in the most cost-effective manner. We combine our use of e-commerce initiatives with catalog mailings, which generate online orders and calls to inbound sales representatives. These sales representatives use our information systems to fulfill orders and explore additional customer product needs. Sales to individual consumers are generally fulfilled from our own stock, requiring us to carry more inventory than we would for our business customers. We also periodically take advantage of attractive product pricing by making opportunistic bulk inventory purchases with the objective of turning them quickly into sales. We have also successfully increased our sales to individual consumers by using retail outlet stores. Over the past several years, the Company has expanded its brick and mortar retail operations through the CompUSA acquisition and by opening new stores.

We have established a multi-faceted direct marketing system to business customers, consisting primarily of our relationship marketers, catalog mailings and proprietary internet websites, the combination of which is designed to maximize sales. Our relationship marketers focus their efforts on our business customers by establishing a personal relationship between such customers and a Systemax account manager. The goal of the relationship marketing sales force is to increase the purchasing productivity of current customers and to actively solicit newly targeted prospects to become customers. With access to the records we maintain, our relationship marketers are prompted with product suggestions to expand customer order values. In certain countries, we also have the ability to provide such customers with electronic data interchange ("EDI") ordering and customized billing services, customer savings reports and stocking of specialty items specifically requested by these customers. Our relationship marketers' efforts are supported by frequent catalog mailings and e-mail campaigns, both of which are designed to generate inbound telephone sales, and our interactive websites, which allow customers to purchase products directly over the Internet. We believe that the integration of our multiple marketing methods enables us to more thoroughly penetrate our business, educational and government customer base. We believe increased internet exposure leads to more internet-related sales and also generates more inbound telephone sales; just as we believe catalog mailings and email campaigns which feature our websites results in greater internet-related sales.

E-commerce

The worldwide growth in active internet users has made e-commerce a significant opportunity for sales growth.

The increase in our internet-related sales enables us to leverage our advertising spending. We currently operate multiple e-commerce sites, including:

North America	Europe
www.tigerdirect.com	www.misco.co.uk
www.compusa.com	www.misco.de
www.circuitcity.com	www.misco.fr
www.compusagoved.com	www.misco.nl
www.compusabusiness.com	www.misco.it
www.tigerdirect.ca	www.misco.es
www.infotelusa.com	www.misco.se
www.globalcomputer.com	www.misco.at
www.globalgoved.com	www.misco.ch
www.systemaxpc.com	www.misco.be
www.globalindustrial.com	www.misco.ie
	www.wstore.co.uk
	www.inmac-wstore.com
	www.wstore.fr
	www.inmac-wstore.eu
	www.inmac-wstore.fr
	www.inmac.com
	www.dealopro.com
	www.dealopro.fr

We are continually upgrading the capabilities and performance of these websites. Our internet sites feature on-line catalogs of hundreds of thousands of products, allowing us to offer a wider variety of computer and industrial products than our printed catalogs. Our customers have around-the-clock, on-line access to purchase products and we have the ability to create targeted promotions for our customers' interests. Many of our internet sites also permit customers to purchase "build to order" PCs configured to their own specifications.

In addition to our own e-commerce websites, we have partnering agreements with several of the largest internet shopping and search engine providers who feature our products on their websites or provide "click-throughs" from their sites directly to ours. These arrangements allow us to expand our customer base at an economical cost.

Catalogs

We currently produce a total of 15 full-line and targeted specialty catalogs in North America and Europe under distinct titles. Our portfolio of catalogs includes such established brand names as *TigerDirect.com™, Global Computer Supplies™, CompUSA, TigerDirect.ca™, Misco®, Global Industrial™, ArrowStar™ and **Nexel**™.* Full-line computer product catalogs offer products such as PCs, notebooks, peripherals, computer components, magnetic media, data communication, networking and power protection equipment, ergonomic accessories, furniture and software. Full-line industrial product catalogs offer products such as material handling products and industrial supplies. Specialty catalogs contain more focused product offerings and are targeted to individuals most likely to purchase from such catalogs. We mail catalogs to both businesses and individual consumers. In the case of business mailings, we mail our catalogs to many individuals at a single business location, providing us with multiple points-of-entry. Our in-house staff designs all of our catalogs, which reduces overall catalog expense and shortens catalog production time. . Our catalogs are printed by third parties under fixed pricing arrangements. The commonality of certain core pages of our catalogs also allows for economies of scale in catalog production.

With increased focus on internet advertising, the distribution of our catalogs decreased to 46 million in 2009, which was 26.9% less than in the prior year. In 2009, we mailed approximately 38 million catalogs in North America, a 18.5% decrease from last year and approximately 8 million catalogs in Europe, or 51.3% fewer than 2008.

Customer Service, Order Fulfillment and Support

We receive orders through the internet, by telephone, electronic data interchange and by fax. We generally provide toll-free telephone number access for our customers in countries where it is customary. Certain domestic call centers are linked to provide telephone backup in the event of a disruption in phone service.

Certain of our products are carried in stock, and orders for such products are fulfilled on a timely basis directly from our distribution centers, typically within one the day of the order. We operate out of multiple sales and distribution facilities in North America and Europe. Orders are generally shipped by third-party delivery services. We maintain relationships with a number of large distributors in North America and Europe that also deliver products directly to our customers.

We provide extensive technical telephone support to our private label PC customers. We maintain a database of commonly asked questions for our technical support representatives, enabling them to respond quickly to similar questions. We conduct regular on-site training seminars for our sales representatives to help ensure that they are well trained and informed regarding our latest product offerings.

Suppliers

We purchase substantially all of our products and components directly from manufacturers and large wholesale distributors. In 2009, one vendor accounted for 12.0% of our purchases and another vendor accounted for 11.3% of our purchases. One vendor accounted for 12.0% and 14.4% of our purchases in 2008 and 2007, respectively. The loss of these vendors, or any other key vendors, could have a material adverse effect on us.

Certain private label products are manufactured by third-parties to our specifications. Many of these private label products have been designed or developed by our in-house product design and development teams.

Competition and Other Market Factors

Technology Products

The North American and European technology product markets are highly competitive, with many U.S., Asian and European companies vying for market share. There are few barriers of entry, with these products being sold through multiple channels of distribution, including direct marketers, local and national retail computer stores, computer resellers, mass merchants, over the internet and by computer and office supply superstores.

Timely introduction of new products or product features are critical elements to remaining competitive. Other competitive factors include product performance, quality and reliability, technical support and customer service, marketing and distribution and price. Some of our competitors have stronger brand-recognition, broader product lines and greater financial, marketing, manufacturing and technological resources than us. Additionally, our results could also be adversely affected should we be unable to maintain our technological and marketing arrangements with other companies, such as Microsoft®, Intel® and Advanced Micro Devices®.

With conditions in the market for technology products remaining highly competitive, reductions in retail prices, as we experienced in 2009, would adversely affect our revenues and profits. Additionally, we rely in part upon the introduction of new technologies and products by other manufacturers in order to sustain long-term sales growth and profitability. There is no assurance that the rapid rate of such technological advances and product development will continue.

Current economic conditions raise additional factors as the loss of consumer confidence in the Company's markets could result in a decrease of spending in the categories of products we sell. It is also possible that as manufacturers react to the marketplace they may reduce manufacturing capacity and create shortages of product.

Industrial Products

The market for the sale of industrial products in North America is highly fragmented and is characterized by multiple distribution channels such as small dealerships, direct mail distribution, internet-based resellers, large warehouse stores and retail outlets. We also face competition from manufacturers' own sales representatives, who sell industrial equipment directly to customers, and from regional or local distributors. Many high volume purchasers, however, utilize catalog distributors as their first source of product. In the industrial products market, customer purchasing decisions are primarily based on price, product selection, product availability, level of service and convenience. We believe that direct marketing via sales representatives, catalog and the internet are effective and convenient distribution methods to reach mid-sized facilities that place many small orders and require a wide selection of products. In addition, because the industrial products market is highly fragmented and generally less brand oriented, it is well suited to private label products.

Software Solutions

In June 2009, the Company announced plans to exit the Software Solutions segment as the result of economic conditions and difficulties in marketing the segment's products successfully (See Note 7 to the Consolidated Financial Statements included in Item 15 of this Form 10-K). Our Software Solutions segment participated in the emerging market for on-demand, web-based business software applications through the marketing of our PCS ProfitCenter Software™ application. As of December 31, 2009 substantially all of the third party business activities of the Software Solutions segments had been ended.

Employees

As of December 31, 2009, we employed a total of approximately 5,000 employees, of whom 3,500 were in North America and 1,500 were in Europe.

Seasonality

As the Company's consumer channel sales have grown significantly in the past few years, the fourth quarter has represented a greater portion of annual sales than historically. Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. See Item 7, Management's Discussions and Analysis of Financial Condition and Results of Operations; Seasonality.

Environmental Matters

Under various national, state and local environmental laws and regulations in North America and Western Europe, a current or previous owner or operator (including the lessee) of real property may become liable for the costs of removal or remediation of hazardous substances at such real property. Such laws and regulations often impose liability without regard to fault. We lease most of our facilities. In connection with such leases, we could be held liable for the costs of removal or remedial actions with respect to hazardous substances. Although we have not been notified of, and are not otherwise aware of, any material real property environmental liability, claim or non-compliance, there can be no assurance that we will not be required to incur remediation or other costs in connection with real property environmental matters in the future.

Financial Information About Foreign and Domestic Operations

We conduct our business in North America (the United States, Puerto Rico and Canada) and Europe. Approximately 33.5%, 37.9% and 39.7% of our net sales during 2009, 2008 and 2007, respectively were made by subsidiaries located outside of the United States. For information pertaining to our international operations, see Note 10, "Segment and Related Information," to the Consolidated Financial Statements included in Item 15 of this Form 10-K. The following sets forth selected information with respect to our operations in those two geographic markets (in thousands):

	North America	Europe	Total
2009			
Net sales	$ 2,317,475	$ 848,520	$ 3,165,995
Operating income	$ 62,070	$ 11,321	$ 73,391
Identifiable assets	$ 591,990	$ 224,911	$ 816,901
2008			
Net sales	$ 2,092,372	$ 940,589	$ 3,032,961
Operating income	$ 62,268	$ 21,099	$ 83,367
Identifiable assets	$ 552,459	$ 149,994	$ 702,453
2007			
Net sales	$ 1,847,477	$ 932,398	$ 2,779,875
Operating income	$ 82,365	$ 11,577	$ 93,942
Identifiable assets	$ 488,761	$ 185,110	$ 673,871

See Item 7, Management's Discussions and Analysis of Financial Condition and Results of Operations, for further information with respect to our operations.

Available Information

We maintain an internet website at www.systemax.com. We file reports with the Securities and Exchange Commission and make available free of charge on or through this website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, including all amendments to those reports. These are available as soon as is reasonably practicable after they are filed with the SEC. All reports mentioned above are also available from the SEC's website (www.sec.gov). The information on our website is not part of this or any other report we file with, or furnish to, the SEC.

Our Board of Directors has adopted the following corporate governance documents with respect to the Company (the "Corporate Governance Documents"):

- Corporate Ethics Policy for officers, directors and employees
- Charter for the Audit Committee of the Board of Directors
- Charter for the Compensation Committee of the Board of Directors
- Charter for the Nominating/Corporate Governance Committee of the Board of Directors
- Corporate Governance Guidelines and Principles

In accordance with the listing standards of the New York Stock Exchange, each of the Corporate Governance Documents is available on our Company website (www.systemax.com).

Item 1A. Risk Factors.

There are a number of factors and variables described below that may affect our future results of operations and financial condition. Other factors of which we are currently not aware or that we currently deem immaterial may also affect our results of operations and financial position.

Risks Related to the Economy and Our Industries

- *General economic conditions, such as decreased consumer confidence and spending, reductions in manufacturing capacity, and inflation could result in our failure to achieve our historical sales growth rates and profit levels.*

  Current economic conditions may cause the loss of consumer confidence in the Company's markets which may result in a decrease of spending in the categories of products we sell. With conditions in the market for technology products remaining highly competitive, reductions in our retail prices, as we experienced in 2009, would adversely affect our revenues and profits. It is also possible that as manufacturers react to the marketplace they may reduce manufacturing capacity or allocations to their customers creating shortages of product. Both we and our customers are subject to global political, economic and market conditions, including inflation, interest rates, energy costs, the impact of natural disasters, military action and the threat of terrorism. Our consolidated results of operations are directly affected by economic conditions in North America and Europe. We may experience a decline in sales as a result of poor economic conditions and the lack of visibility relating to future orders. Our results of operations depend upon, among other things, our ability to maintain and increase sales volumes with existing customers, our ability to limit price reductions and maintain our margins, our ability to attract new customers and the financial condition of our customers. A decline in the economy that adversely affects our customers, causing them to limit or defer their spending, would likely adversely affect our sales, prices and profitability as well. We cannot predict with any certainty whether we will be able to maintain or improve upon historical sales volumes with existing customers, or whether we will be able to attract new customers.

  In response to economic and market conditions, from time to time we have undertaken initiatives to reduce our cost structure where appropriate. These initiatives, as well as any future workforce and facilities reductions, may not be sufficient to meet current and future changes in

  economic and market conditions and allow us to continue to achieve the growth rates and levels of profitability we have recently experienced. In addition, costs actually incurred in connection with our restructuring actions may be higher than our estimates of such costs and/or may not lead to the anticipated cost savings.

- *The markets for our products and services are extremely competitive and if we are unable to successfully respond to our competitors' strategies our sales and gross margins will be adversely affected.*

  We may not be able to compete effectively with current or future competitors. The markets for our products and services are intensely competitive and subject to constant technological change. We expect this competition to further intensify in the future. Competitive factors include price, availability, service and support. We compete with a wide variety of other resellers and retailers, as well as manufacturers. Many of our competitors are larger companies with greater financial, marketing and product development resources than ours. In addition, new competitors may enter our markets. This may place us at a disadvantage in responding to competitors' pricing strategies, technological advances and other initiatives, resulting in our inability to increase our revenues or maintain our gross margins in the future.

  In most cases our products compete directly with those offered by other manufacturers and distributors. If any of our competitors were to develop products or services that are more cost-effective or technically superior, demand for our product offerings could decrease.

  Our gross margins are also dependent on the mix of products we sell and could be adversely affected by a continuation of our customers' shift to lower-priced products.

- *State sales tax laws may be changed which could result in ecommerce and direct mail retailers having to collect sales taxes in states where the current laws do not require us to do so. This could reduce demand for our products in such states and could result in us having substantial tax liabilities for past sales.*

  Our United States subsidiaries collect and remit sales tax in states in which the subsidiaries have physical presence or in which we believe nexus exists which obligates us to collect sales tax. Other states may, from time to time, claim that we have state-related activities constituting a sufficient nexus to require such collection. Additionally, many other states seek to impose sales tax collection obligations on companies that sell goods to customers in their state, or directly to the state and its political subdivisions, even without a physical presence. Such efforts by states have increased recently, as states seek to raise revenues without increasing the tax burden on residents. We rely on United States Supreme Court decisions which hold that, without Congressional authority, a state may not enforce a sales tax collection obligation on a company that has no physical presence in the state and whose only contacts with the state are through the use of interstate commerce such as the mailing of catalogs into the state and the delivery of goods by mail or common carrier. We cannot predict whether the nature or level of contacts we have with a particular state will be deemed enough to require us to collect sales tax in that state nor can we be assured that Congress or individual states will not approve legislation authorizing states to impose tax collection obligations on all e-commerce and/or direct mail transactions. A successful assertion by one or more states that we should collect sales tax on the sale of merchandise could result in substantial tax liabilities related to past sales and would result in considerable administrative burdens and costs for us and may reduce demand for our products from customers in such states when we charge customers for such taxes.

- *Events such as acts of war or terrorism, natural disasters, changes in law, or large losses could adversely affect our insurance coverage and insurance expense, resulting in an adverse affect on our profitability and financial condition.*

  We insure for certain property and casualty risks consisting primarily of physical loss to property, business interruptions resulting from property losses, worker's compensation, comprehensive general liability, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Although we believe that our insurance coverage is reasonable, significant events such as acts of war and terrorism, economic conditions, judicial decisions, legislation, natural disasters and large losses could materially affect our insurance obligations and future expense.

- *Changes in accounting standards or practices, as well as new accounting pronouncements or interpretations, may require us to account for and report our financial results in a different manner in the future, which may be less favorable than the manner used historically.*

  A change in accounting standards or practices can have a significant effect on our reported results of operations. New accounting pronouncements and interpretations of existing accounting rules and practices have occurred and may occur in the future. Changes to existing rules may adversely affect our reported financial results.

Risks Related to Our Company

- *We rely to a great extent on our information and telecommunications systems, and significant system failures or outages, or our failure to properly evaluate, upgrade or replace our systems, or the failure of our security/safety measures to protect our systems and websites, could have an adverse affect on our results of operations.*

  We rely on a variety of information and telecommunications systems in our operations. Our success is dependent in large part on the accuracy and proper use of our information systems, including our telecommunications systems. To manage our growth, we continually evaluate the adequacy of our existing systems and procedures. We anticipate that we will regularly need to make capital expenditures to upgrade and modify our management information systems, including software and hardware, as we grow and the needs of our business change. In particular, our financial and retail point of sale systems will be replaced during the coming years. The occurrence of a significant system failure, electrical or telecommunications outages or our failure to expand or successfully implement new systems could have a material adverse effect on our results of operations.

  Our information systems networks, including our websites, and applications could be adversely affected by viruses or worms and may be vulnerable to malicious acts such as hacking. The availability and efficiency of sales via our websites could also be adversely affected by "denial of service" attacks and other unfair competitive practices. Although we take preventive measures, these procedures may not be sufficient to avoid harm to our operations, which could have an adverse effect on our results of operations.

- *We rely on third party suppliers for most of our products and services. The loss or interruption of these relationships could impact our sales volumes, the levels of inventory we must carry, and/or result in sales delays and/or higher inventory costs from new suppliers. Coop advertising and other sales incentives provided by our suppliers could decrease in the future thereby increasing our expenses and adversely affecting our results of operations and cash flows.*

  We purchase substantially all of our computer products from major distributors and directly from large manufacturers who may deliver those products directly to our customers. These relationships enable us to make available to our customers a wide selection of products without having to maintain large amounts of inventory. The termination or interruption of our relationships with any of these suppliers could materially adversely affect our business.

Our PC products contain electronic components, subassemblies and software that in some cases are supplied through sole or limited source third-party suppliers, some of which are located outside of the U.S. Although we do not anticipate any problems procuring supplies in the near-term, there is no assurance that parts and supplies will be available in a timely manner and at reasonable prices. Any loss of, or interruption of, supply from key suppliers may require us to find new suppliers. This could result in production or development delays while new suppliers are located, which could substantially impair operating results. If the availability of these or other components used in the manufacture of our products was to decrease, or if the prices for these components were to increase significantly, operating costs and expenses could be adversely affected.

We purchase a number of our products from vendors outside of the United States. Difficulties encountered by one or several of these suppliers could halt or disrupt production and delay completion or cause the cancellation of our orders. Delays or interruptions in the transportation network could result in loss or delay of timely receipt of product required to fulfill customer orders.

Many product suppliers provide us with co-op advertising support in exchange for featuring their products in our catalogs and on our internet sites. Certain suppliers provide us with other incentives such as rebates, reimbursements, payment discounts, price protection and other similar arrangements. These incentives are offset against cost of goods sold or selling, general and administrative expenses, as applicable. The level of co-op advertising support and other incentives received from suppliers may decline in the future, which could increase our cost of goods sold or selling, general and administrative expenses and have an adverse effect on results of operations and cash flows.

- *Goodwill and intangible assets may become impaired resulting in a charge to earnings.*

The acquisition of certain assets of CompUSA, CircuitCity and the purchase of the stock of WStore Europe SA resulted in the recording of significant intangible assets and or goodwill. We are required to test goodwill and intangible assets annually to determine if the carrying values of these assets are impaired or on a more frequent basis if indicators of impairment exist. If any of our goodwill or intangible assets are determined to be impaired we may be required to record a significant charge to earnings in the period during which the impairment is discovered.

- *Our substantial international operations are subject to risks such as fluctuations in currency rates (which can adversely impact foreign revenues and profits when translated to US Dollars), foreign regulatory requirements, political uncertainty and the management of our growing international operations.*

We operate internationally and as a result, we are subject to risks associated with doing business globally. Risks inherent to operating overseas include:

- Changes in a country's economic or political conditions
- Changes in foreign currency exchange rates
- Difficulties with staffing and managing international operations
- Unexpected changes in regulatory requirements

For example, we currently have operations located in numerous countries outside the United States, and non-U.S. sales (Europe, Canada and Puerto Rico) accounted for approximately 33.5% of our revenue during 2009. To the extent the U.S. dollar strengthens against foreign currencies, our foreign revenues and profits will be reduced when translated into U.S. dollars.

- *We are exposed to various inventory risks, such as being unable to profitably resell excess or obsolete inventory and/or the loss of product return rights and price protection from our vendors; such events could lower our gross margins or result in inventory write-downs that would reduce reported future earnings.*

Our inventory is subject to risk due to technological change and changes in market demand for particular products. If we fail to manage our inventory of older products we may have excess or obsolete inventory. We may have limited rights to return purchases to certain suppliers and we may not be able to obtain price protection on these items. The elimination of purchase return privileges and lack of availability of price protection could lower our gross margin or result in inventory write-downs.

We also take advantage of attractive product pricing by making opportunistic bulk inventory purchases; any resulting excess and/or obsolete inventory that we are not able to re-sell could have an adverse impact on our results of operations. Any inability to make such bulk inventory purchases may significantly impact our sales and profitability.

- *If we fail to observe certain restrictions and covenants under our credit facilities the lenders could refuse to waive such default, terminate the credit facility and demand immediate repayment, which would adversely affect our cash position and materially adversely affect our operations.*

  Our United States/United Kingdom combined revolving credit agreement contains covenants restricting or limiting our ability to, among other things:

  - incur additional debt
  - create or permit liens on assets
  - make capital expenditures or investments
  - pay dividends

  If we fail to comply with the covenants and other requirements set forth in the credit agreement, we would be in default and would need to negotiate a waiver agreement with the lenders. Failure to agree on such a waiver could result in the lenders terminating the credit agreement and demanding repayment of any outstanding borrowings, which could adversely affect our cash position and adversely affect the availability of financing to us, which could materially impact our operations.

- *We have experienced rapid growth in retail stores in North America and to maintain their profitability we must effectively manage our growth and cost structure, such as inventory needs, point of sales systems, personnel and lease expense.*

  We have 34 retail stores in North America at December 31 2009, a significant increase over 2008. The Company needs to effectively manage its cost structure in order to maintain profitability including the additional inventory needs, retail point of sales IT systems, retail personnel and leased facilities. Future growth in retail will also be dependent on the ability to attract customers and build brand loyalty. The retail computer and consumer electronics business is highly competitive and has narrow gross margins. If we fail to manage our growth and cost structure while maintaining high levels of service and meeting competitive pressures adequately, our business plan may not be achieved and may lead to reduced profitability.

- *The failure to timely and satisfactorily process manufacturers' and our own rebate programs could negatively impact our customer satisfaction levels.*

  Similar to other companies in the technology products industry, we advertise manufacturers' mail-in rebates on many products we sell and, in some cases, offer our own rebates. These rebates are processed through third party vendors and in house. If these rebates are not processed in a timely and satisfactory manner by either third party vendors or our in house operations, our reputation in the marketplace could be negatively impacted. See Item 3, Legal Proceedings.

- *We may be unable to reduce prices in reaction to competitive pressures, or implement cost reductions or new product line expansion to address gross profit and operating margin pressures; failure to mitigate these pressures could adversely affect our operating results and financial condition.*

  The computer and consumer electronics industry is highly price competitive and gross profit margins are narrow and variable. The Company's ability to further reduce prices in reaction to competitive pressure is limited. Additionally, gross margins and operating margins are affected by changes in factors such as vendor pricing, vendor rebate and or price protection programs, product return rights, and product mix. Pricing pressure continued to be prevalent in 2009 as a result of the significant decline in economic activity in the markets we serve and we expect this to continue during this or any period of sustained economic decline. We may not be able to mitigate these pricing pressures and resultant declines in sales and gross profit margin with cost reductions in other areas or expansion into new product lines. If we are unable to proportionately mitigate these conditions our operating results and financial condition may suffer.

- *We depend on bank credit facilities to address our working capital and cash flow needs from time to time, and if we are unable to renew or replace these facilities, or borrowing capacity were to be reduced our liquidity and capital resources may be adversely affected.*

  We require significant levels of capital in our business to finance accounts receivable and inventory. We maintain credit facilities in the United States and in Europe to finance increases in our working capital if available cash is insufficient. The amount of credit available to us at any point in time may be adversely affected by the quality or value of the assets collateralizing these credit lines. In addition, if we are unable to renew or replace these facilities at maturity our liquidity and capital resources may be adversely affected. However, we currently have no reason to believe that we will not be able to renew or replace our facilities when they reach maturity.

We would be exposed to liability, including substantial fines and penalties and, in extreme cases, loss of our ability to accept credit cards, in the event our privacy and data security policies and procedures are inadequate to prevent security breaches of our consumer personal information and credit card information records.

In processing our sales orders we often collect personal information and credit card information from our customers. The Company has privacy and data security policies in place which are designed to prevent security breaches, however, if a third party or a rogue employee or employees are able to bypass our network security or otherwise compromise our customers' personal information or credit card information, we could be subject to liability. This liability may include claims for identity theft, unauthorized purchases, claims alleging misrepresentation of our privacy and data security practices or other related claims. Further, the Company has not yet achieved full compliance with the Payment Card Industry ("PCI") security standards. Without full compliance any breach involving the loss of credit card information may lead to PCI related fines of up to $500,000. In the event of a severe breach credit card providers may prevent the accepting of credit cards. Any such liability related to the aforementioned risks could lead to reduced profitability and damage our brand(s) and or reputation.

- *Sales to individual customers expose us to credit card fraud, which impacts our operations. If we fail to adequately protect ourselves from credit card fraud, our operations could be adversely impacted.*

  Failure to adequately control fraudulent credit card transactions could increase our expenses. Increased sales to individual consumers, which are more likely to be paid for using a credit card, increases our exposure to fraud. We employ technology solutions to help us detect the fraudulent use of credit card information. However, if we are unable to detect or control credit card fraud, we may suffer losses as a result of orders placed with fraudulent credit card data, which could adversely affect our business.

- *Our profitability can be adversely affected by increases in our income tax exposure due to, among other things, changes in the mix of U.S. and non-U.S. revenues and earnings, changes in tax rates or laws, changes in our effective tax rate due to changes in the mix of earnings among different countries and changes in valuation of our deferred tax assets and liabilities.*

  Changes in our income tax expense due to changes in the mix of U.S. and non-U.S. revenues and profitability, changes in tax rates or exposure to additional income tax liabilities could affect our profitability. We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or by material audit assessments. The carrying value of our deferred tax assets, which are primarily in the United States and the United Kingdom, is dependent on our ability to generate future taxable income in those jurisdictions. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions and a material assessment by a tax authority could affect our profitability.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We operate our business from numerous facilities in North America and Europe. These facilities include our headquarters location, administrative offices, telephone call centers, distribution centers, computer assembly and retail stores. Certain facilities handle multiple functions. Most of our facilities are leased; certain are owned by the Company.

North America

As of December 31, 2009 we have 6 distribution centers in North America which aggregate approximately 1.2 million square feet, all of which are leased. Our headquarters, administrative offices and call centers aggregate approximately 250,000 square feet, all of which are leased. Our computer assembly facility is 297,000 square feet and is owned by the Company.

The following table summarizes the geographic location of our North America stores at the end of 2009:

Location	Stores Open – 12/31/08	Store Openings	Stores Open – 12/31/09
Delaware	—	1	1
Florida	15	3	18
Illinois	3	—	3
North Carolina	2	—	2
Puerto Rico	1	—	1
Texas	3	1	4
Ontario, Canada	5	—	5
	29	5	34

All of our retail stores are leased. The retail stores average 21,700 square feet.

Europe

As of December 31, 2009 we have 7 distribution centers in Europe which aggregate approximately 300,000 square feet. Six of these, aggregating approximately 224,000 square feet, are leased; one distribution center of approximately 76,000 square feet is owned by the Company. Our administrative offices and call centers aggregate approximately 254,000 square feet, of which 176,000 square feet are leased and 78,000 square feet are owned by the Company.

Please refer to Note 10 to the Consolidated Financial Statements for additional information about leased properties.

Item 3. Legal Proceedings.

State of Florida, Office of the Attorney General

On September 4, 2009, the Office of the Attorney General, Department of Legal Affairs for the State of Florida filed a lawsuit against OnRebate.com Inc, TigerDirect Inc. and Systemax Inc. in the Circuit Court of the Eleventh Judicial Court for Miami-Dade County, Florida alleging deceptive and unfair trade practices under Florida law relating to the offering and processing of customer rebates. The lawsuit seeks injunctive relief, damages, civil penalties and other equitable relief. The Company denies the allegations in the lawsuit and intends to vigorously defend the case.

Other Matters

Systemax is a party to various pending legal proceedings and disputes arising in the normal course of business, including those involving commercial, employment, tax and intellectual property related claims, none of which, in management's opinion, is anticipated to have a material adverse effect on our consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Systemax common stock is traded on the NYSE Euronext Exchange under the symbol "SYX." The following table sets forth the high and low closing sales price of our common stock as reported on the New York Stock Exchange for the periods indicated.

	High	Low
2009		
First Quarter	$ 14.19	$ 9.12
Second Quarter	17.30	11.25
Third Quarter	14.29	11.34
Fourth Quarter	16.46	12.00
2008		
First Quarter	$ 20.32	$ 9.01
Second Quarter	20.89	12.06
Third Quarter	18.43	14.04
Fourth Quarter	15.10	8.75

On January 2, 2010, the last reported sale price of our common stock on the New York Stock Exchange was $15.71 per share. As of January 2, 2010, we had 215 shareholders of record.

On November 16, 2009, the Company's Board of Directors declared a special dividend of $.75 per share payable on December 15, 2009 to shareholders of record on December 1, 2009. This special dividend is the third dividend we have paid since our initial public offering. Depending in part upon profitability, the strength of our balance sheet, our cash position and the need to retain cash for the development and expansion of our business, we may decide to declare another special dividend in the future.

On March 3, 2008, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 2, 2008 to shareholders of record on March 21, 2008. This special dividend is the second dividend we have paid since our initial public offering.

On March 14, 2007, the Company's Board of Directors declared a special dividend of $1.00 per share payable on April 12, 2007 to shareholders of record on April 2, 2007. This special dividend was the first dividend we have paid since our initial public offering.

In May 2008, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. During 2009 the Company repurchased 98,934 common shares. Details of all repurchases are as follows:

Fiscal Month	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 2008	228,401	$ 15.04	228,401	1,771,599
December 2008	246,900	$ 9.67	475,301	1,524,699
March 2009	32,444	$ 11.63	507,745	1,492,255
May 2009	29,200	$ 12.02	536,945	1,463,055
June 2009	37,290	$ 11.97	574,235	1,425,765
Total	574,235	$ 12.19		

Information regarding securities authorized for issuance under equity compensation plans and a performance graph relating to the Company's common stock is set forth in the Company's Proxy Statement relating to the 2010 annual meeting of shareholders and is incorporated by reference herein.

Item 6. Selected Financial Data.

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this report. The selected statement of operations data for fiscal years 2009, 2008 and 2007 and the selected balance sheet data as of December 2009 and 2008 are derived from the audited consolidated financial statements which are included elsewhere in this report. The selected balance sheet data as of December 2007, 2006 and 2005 and the selected statement of operations data for fiscal years 2006 and 2005 are derived from the audited consolidated financial statements of the Company which are not included in this report.

	Years Ended December 31, (In millions, except per share data)				
	2009	2008	2007	2006	2005
Statement of Operations Data:					
Net sales	$ 3,166.0	$ 3,033.0	$ 2,779.9	$ 2,345.2	$ 2,115.5
Gross profit	$ 460.2	$ 458.6	$ 426.3	$ 342.9	$ 307.3
Operating income	$ 73.4	$ 83.4	$ 93.9	$ 60.7	$ 37.2
Net income	$ 46.2	$ 52.8	$ 69.5	$ 45.1	$ 11.4
Per Share Amounts:					
Net income — diluted (1)	$ 1.24	$ 1.40	$ 1.84	$ 1.22	$ .31
Weighted average common shares — diluted	37.3	37.7	37.8	36.9	36.5
Cash dividends declared per common share	$ .75	$ 1.00	$ 1.00	$ —	$ —
Balance Sheet Data:					
Working capital	$ 250.1	$ 253.1	$ 274.4	$ 229.4	$ 169.8
Total assets	$ 816.9	$ 702.5	$ 677.6	$ 584.1	$ 504.5
Long-term debt, excluding current portion	$ 1.2	$ 1.4	$ .3	$ .5	$ 8.0
Shareholders' equity	$ 364.7	$ 334.0	$ 335.8	$ 289.5	$ 232.8

(1) previous years have been restated in accordance with accounting guidance concerning participating securities

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Systemax is primarily a direct marketer of brand name and private label products. Our operations are organized in three reportable business segments — Technology Products, Industrial Products and Software Solutions.

Our Technology Products segment sells computers, computer supplies and consumer electronics which are marketed in North America, Puerto Rico and Europe. Except for certain PC and related products that we assemble ourselves and sell on a private label basis, substantially all of our products are manufactured by other companies. We also sell private label brands. Technology products accounted for 94%, 92% and 92% of our net sales in 2009, 2008 and 2007, respectively.

Our Industrial Products segment sells a wide array of material handling equipment, storage equipment, and consumable industrial items which are marketed in North America. Most of these products are manufactured by other companies. Some products are manufactured for us to our own design and marketed under the trademarks *Global™*, *GlobalIndustrial.com™* and *Nexel™*. Industrial products accounted for 6%, 8% and 8%, of our net sales in 2009, 2008 and 2007, respectively. In both of these product groups, we offer our customers a broad selection of products, prompt order fulfillment and extensive customer service.

The Company announced plans to exit the Software Solutions segment during the second quarter of 2009 as a result of economic conditions and difficulties in marketing the segment's products successfully. (See Note 7 to the Consolidated Financial Statements included in Item 15 of this Form 10-K). As of December 31, 2009 substantially all of the third party business activities of the Software Solutions segments had been ended. See Note 10 to the Consolidated Financial Statements included in Item 15 of this Form 10-K for additional financial information about our business segments as well as information about our geographic operations.

The market for computer products and consumer electronics is subject to intense price competition and is characterized by narrow gross profit margins. The North American industrial products market is highly fragmented and we compete against companies utilizing multiple distribution channels. Distribution is working capital intensive, requiring us to incur significant costs associated with the warehousing of many products, including the costs of leasing warehouse space, maintaining inventory and inventory management systems, and employing personnel to perform the associated tasks. We supplement our on-hand product availability by maintaining relationships with major distributors and manufacturers, utilizing a combination of stocking and drop-shipment fulfillment.

The primary component of our operating expenses historically has been employee related costs, which includes items such as wages, commissions, bonuses, employee benefits and stock option expenses. We continually assess our operations to ensure that they are efficient, aligned with market conditions and responsive to customer needs.

During the third quarter of 2009, the Company acquired WStore Europe SA and its subsidiaries, ("WStore"), a European supplier of business IT products and software solutions with operations in France and the United Kingdom for approximately $4.4 million in cash (see "Financial Condition, Liquidity and Capital Resources" and Note 2 to the Consolidated Financial Statements included in Item 15 of this Form 10-K).

During the second quarter of 2009, the Company purchased certain intellectual property and ecommerce assets owned by Circuit City Stores, Inc. and Circuit City Stores West Coast, Inc for $14.0 million in cash plus a sales-based royalty over 30 months (See Note 2 to the Consolidated Financial Statements included in Item 15 of this Form 10-K).

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements included in Item 15 of this Form 10-K. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty, and as a result, actual results could differ from those estimates. These judgments are based on historical experience, observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. Management believes that full consideration has been given to all relevant circumstances that we may be subject to, and the consolidated financial statements of the Company accurately reflect management's best estimate of the consolidated results of operations, financial position and cash flows of the Company for the years presented. We identify below a number of policies that entail significant judgments or estimates. Actual results may differ from these estimates under different conditions or assumptions.

Revenue Recognition. We recognize product sales when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time of receipt by customers when title and risk of loss both are transferred. Sales are shown net of returns and allowances, rebates and sales incentives. Reserves for estimated returns and allowances are provided when sales are recorded, based on historical experience and current trends.

Allowance for Doubtful Accounts Receivable. We record an allowance for doubtful accounts to reflect our estimate of the collectibility of our trade accounts receivable. We evaluate the collectibility of accounts receivable based on a combination of factors, including an analysis of the age of customer accounts and our historical experience with accounts receivable write-offs. The analysis also includes the financial condition of a specific customer or industry, and general economic conditions. In circumstances where we are aware of customer charge-backs or a specific customer's inability to meet its financial obligations, a specific reserve for bad debts applicable to amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected is recorded. In those situations with ongoing discussions, the amount of bad debt recognized is based on the status of the discussions. While bad debt allowances have been within expectations and the provisions established, there can be no guarantee that we will continue to experience the same allowance rate we have in the past.

Inventory valuation. We value our inventories at the lower of cost or market, cost being determined on the first-in, first-out method except in Europe and retail locations where an average cost is used. Excess and obsolete or unmarketable merchandise are written down based on historical experience, assumptions about future product demand and market conditions. If market conditions are less favorable than projected or if technological developments result in accelerated obsolescence, additional write-downs may be required. While obsolescence and resultant markdowns have been within expectations, there can be no guarantee that we will continue to experience the same level of markdowns we have in the past.

Goodwill and Intangible Assets. We apply the provisions of relevant accounting guidance in our valuation of goodwill, trademarks, domain names, client lists and other intangible assets. Relevant accounting guidance requires that goodwill and indefinite lived intangibles be reviewed at least annually for impairment or more frequently if indicators of impairment exist. The amount of an impairment loss would be recognized as the excess of the asset's carrying value over its fair value.

Long-lived Assets. Management exercises judgment in evaluating our long-lived assets for impairment and in their depreciation and amortization methods and lives. We believe we will generate sufficient undiscounted cash flow to more than recover the investments made in property, plant and equipment. Our estimates of future cash flows involve assumptions concerning future operating performance and economic conditions. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Accruals. Management exercises judgment in estimating various period end liabilities such as costs related to vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs. While we believe that these estimates are reasonable, any significant deviation of actual costs as compared to these estimates could have a material impact on the Company's consolidated financial statements.

Income Taxes. We are subject to taxation from federal, state and foreign jurisdictions and the determination of our tax provision is complex and requires significant management judgment. Management judgment is also applied in the determination of deferred tax assets and liabilities and any valuation allowances that might be required in connection with our ability to realize deferred tax assets.

Since we conduct operations in numerous US states and internationally, our effective tax rate depends upon the geographic distribution of our pre-tax income or losses among locations with varying tax rates and rules. As the geographic mix of our pre-tax results among various tax jurisdictions changes, the effective tax rate may vary from period to period. We are also subject to periodic examination from domestic and foreign tax authorities regarding the amount of taxes due. These examinations include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. We have established, and periodically reevaluate, an estimated income tax reserve on our consolidated balance sheet to provide for the possibility of adverse outcomes in income tax proceedings. While management believes that we have identified all reasonably identifiable exposures and that the reserve we have established for identifiable exposures is appropriate under the circumstances, it is possible that additional exposures exist and that exposures may be settled at amounts different than the amounts reserved.

We recognize deferred tax assets and liabilities for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or the entire deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made. In the event that actual results differ from these estimates or we adjust these estimates in future periods, an adjustment to the valuation allowance may be required, which could materially affect our consolidated financial position and results of operations.

Restructuring charges. We have taken restructuring actions in the past and could in the future commence further restructuring activities which result in recognition of restructuring charges if events make it necessary. These actions require management to make judgments and utilize significant estimates regarding the nature, timing and amounts of costs associated with the activity. When we incur a liability related to a restructuring action, we estimate and record all appropriate expenses, including expenses for severance and other employee separation costs, facility consolidation costs (including estimates of sublease income), lease cancellations, asset impairments and any other exit costs. Should the actual amounts differ from our estimates; the amount of the restructuring charges could be impacted, which could materially affect our consolidated financial position and results of operations.

Recently Adopted and Newly Issued Accounting Pronouncements

Public companies in the United States are subject to the accounting and reporting requirements of various authorities, including the Financial Accounting Standards Board ("FASB") and the Securities and Exchange Commission ("SEC"). These authorities issue numerous pronouncements, most of which are not applicable to the Company's current or reasonably foreseeable operating structure. Below are the new authoritative pronouncements that management believes are relevant to the Company's current operations.

In October 2009, the FASB issued amended guidance related to revenue recognition in multiple-deliverable revenue arrangements and certain arrangements that include software elements. This standard eliminates the residual method of revenue allocation by requiring entities to allocate revenue in an arrangement to all of the deliverables based upon the relative selling prices of the delivered goods and services The FASB also issued a new accounting standard in October 2009, which changes revenue recognition for tangible products containing software and hardware elements. Under this standard, tangible products containing software and hardware that function together to deliver the tangible products' essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards are effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact, if any, of the adoption of this standard on our consolidated financial position and results of operations.

Effective January 1, 2009, the Company adopted authoritative guidance that establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree, (ii) recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. This guidance is applied prospectively for all business combinations entered into after the date of adoption. In the third quarter of 2009 the Company expensed approximately $0.8 million of costs that would have been capitalized under previous guidance.

In June 2008, FASB issued authoritative guidance to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. The guidance applies to the calculation of Earnings Per Share ("EPS") for share-based payment awards with rights to dividends or dividend equivalents. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This guidance became effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented is adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data). The Company adopted this authoritative guidance in January 2009 and it did not have a material impact on its condensed consolidated financial statements.

Highlights from 2009

The discussion of our results of operations and financial condition that follows will provide information that will assist in understanding our financial statements and information about how certain accounting principles and estimates affect the consolidated financial statements. This discussion should be read in conjunction with the consolidated financial statements included herein.

- Sales increase of 4.4% to $3.2 billion in 2009 over 2008.
- Completed CircuitCity.com asset purchase and WStore Europe SA and Subsidiaries ("WStore") stock purchase.
- Opened five new retail stores.
- Exited unprofitable Software Solutions segment.
- Diluted earnings per share declined to $1.24 from $1.40 in 2008.
- Movements in exchange rates negatively impacted European and Canadian sales by approximately $103.6 million and $17.3 million, respectively.
- 52 weeks in 2009 and 2007 vs. 53 weeks in 2008.

Results of Operations

Key Performance Indicators (in thousands):

	Years Ended December 31,					
	2009	2008	% Change	2008	2007	% Change
Net sales by segment:						
Technology products	$ 2,967,896	$ 2,795,441	6.2%	$ 2,795,441	$ 2,553,716	9.5%
Industrial products	196,129	237,027	(17.3)%	237,027	225,746	5.0%
Software solutions	1,970	493	299.6%	493	413	19.4%
Total net sales	$ 3,165,995	$ 3,032,961	4.4%	$ 3,032,961	$ 2,779,875	9.1%
Net sales by geography:						
North America	$ 2,317,475	$ 2,092,372	10.8%	$ 2,092,372	$ 1,847,477	13.3%
Europe	848,520	940,589	(9.8)%	940,589	932,398	.9%
Total net sales	$ 3,165,995	$ 3,032,961	4.4%	$ 3,032,961	$ 2,779,875	9.1%
Consolidated gross profit	$ 460,248	$ 458,559	.4%	$ 458,559	$ 426,301	7.6%
Consolidated gross margin	14.5%	15.1%	(.6)%	15.1%	15.3%	(.2)%
Consolidated selling, general and administrative costs	$ 386,857	$ 375,192	3.1%	$ 375,192	$ 332,359	12.9%
Consolidated selling, general and administrative *costs as % of sales*	12.2%	12.4%	(.2)%	12.4%	12.0%	.4%
Operating income (loss) by segment:						
Technology products	$ 87,127	$ 96,177	(9.4)%	$ 96,177	$ 100,958	(4.7)%
Industrial products	15,415	24,621	(37.4)%	24,621	20,595	19.5%
Software solutions	(6,457)	(17,948)	64.0%	(17,948)	(15,813)	(13.5)%
Consolidated operating income	$ 73,391	$ 83,367	(12.0)%	$ 83,367	$ 93,942	(11.3)%
Operating margin by segment:						
Technology products	2.7%	3.2%	(.5)%	3.2%	3.6%	(.4)%
Industrial products	.5%	.8%	(.3)%	.8%	.7%	.1%
Software solutions	(.2)%	(.6)%	.4%	(.6)%	(.6)%	—
Consolidated operating margin	2.3%	2.7%	(.4)%	2.7%	3.4%	(.7)%
Effective income tax rate	36.8%	36.9%	(.1)%	36.9%	30.5%	6.4%
Net income	$ 46,185	$ 52,843	(12.6)%	$ 52,843	$ 69,481	(23.9)%
Net margin	1.5%	1.7%	(.2)%	1.7%	2.5%	(.8)%

NET SALES

SEGMENTS:

The growth in Technology products sales in 2009 is attributable to increased retail and internet sales in the consumer channel, opening 5 retail stores and the two acquisitions completed during 2009. Sales attributable to Circuit City and WStore Europe SA and subsidiaries (acquired in the second and third quarters of 2009, respectively) totaled approximately $131.1 million for the year. On a constant currency basis, translating 2009 foreign results at 2008 exchange rates, sales would have grown 10.5%. or $120.9 million. Adjusting for the impact of the number of weeks, Technology products sales increased 8.3% for the year.

North American technology products sales increased 14.3% in 2009 compared to 2008 benefiting from the opening of 5 retail stores and the Circuit City acquisition which contributed $67.3 million in sales. On a constant currency basis, translating 2009 Other North America results at 2008 exchange rates, North American technology products sales would have grown to 15.2%. The movement in the exchange rates negatively impacted sales by approximately $17.3 million. Adjusting for the impact of the number of weeks, North American technology products sales increased 16.7%.

European technology products sales declined 9.8% to $848.5 million as the result of slower business to business sales. The trend of declining sales in Europe is expected to reverse as global economic conditions improve and as a result of the WStore acquisition. Sales attributable to the WStore acquisition totaled approximately $63.8 million in 2009. On a constant currency basis, translating 2009 foreign results at 2008 exchange rates, European sales would have increased 1.2%. The movement in foreign exchange rates accounted for $103.6 million of the revenue decline in Europe for the year. Adjusting for the impact of the number of weeks, European sales would have declined 8.3%.

The decline in Industrial products sales is attributable to the slowdown in business to business economic activity which started in the second half of 2008 and continued into 2009. Adjusting for the impact of the number of weeks, Industrial products sales decreased 15.9%. The Company has implemented strategies to improve sales growth such as expanding its product offerings and launching an improved customer website.

The Company announced plans to exit its Software solutions segment during the second quarter of 2009. As of December 31, 2009 substantially all of the third party business activities of ProfitCenter Software had ended.

GEOGRAPHIES:

North American sales increased 10.8% to $2.3 billion compared to 2008. North American sales benefited from increased retail and internet sales in the consumer channel, opening 5 retail stores and the Circuit City acquisition, which contributed $67.3 million of sales offset by the declining sales in the Industrial products segment. On a constant currency basis, translating 2009 Other North America results at 2008 exchange rates, North American sales would have grown to 11.6%. The movement in the exchange rates negatively impacted sales by approximately $17.3 million. Adjusting for the impact of the number of weeks, North American sales increased 13.1%.

European technology products sales declined 9.8% to $848.5 million. On a constant currency basis, European sales would have increased 1.2%. Sales attributable to the WStore acquisition totaled approximately $63.8 million for the year. Movement in foreign exchange rates accounted for $103.6 million of the sales decline in Europe for the year. The trend of declining sales in Europe is expected to reverse as global economic conditions improve and as a result of the WStore acquisition.

Worldwide consumer-channel revenue, defined as revenues from retail stores, consumer websites, inbound call centers and, shopping channels, were $1.8 billion compared to $1.6 billion in the same period in 2008, an increase of 12.2%. Growth was driven primarily by volume increases in computers, including laptops and netbooks and consumer electronics, including televisions. Worldwide business to business channel sales were $1.3 billion for 2009 compared to $1.4 billion in the prior year, a 4.9% decrease. Worldwide business to business sales declined as the result of the global economic slowdown. The acquisition of WStore in September 2009 partially offset the decline.

2008 vs. 2007:

Sales increased in all reporting business segments and in both geographies during 2008 over 2007. The growth in Technology Products sales increase was driven by increased internet and retail store sales as the result of the acquisition of the CompUSA. The growth in Industrial Products sales resulted from the Company increasing its market share through aggressive acquisition of customers via web and catalog advertising. Sales attributable to CompUSA web and retail were $226.3 million for the year. In Europe sales increased .9% compared to 2007. Movements in foreign exchange rates positively impacted the European sales comparison by approximately $13 million for the year. Excluding exchange rate benefits, European sales would have been flat year over year. Sales in Canada (Other North America) increased by 13.9% compared to the prior year. Excluding exchange rate benefits, sales would have increased 10.9% for the year. As in the United States, sales slowed in the second half of 2008 in Europe and Canada for both consumer and business to business sales as the result of a slowdown in economic activity. Sales in the Software Solutions segment were not material in 2008 and 2007. The Company reorganized this segment in the fourth quarter of 2008 which resulted in a charge to earnings of approximately $1.7 million.

GROSS MARGIN

Consolidated gross margin declined in 2009.as the Company lowered certain product prices and offered freight incentives in order to maintain and grow market share and to respond to competitive pricing pressures that started in 2008. Additionally, consolidated gross margin has been impacted by a shift in mix, as higher margin Industrial Products accounted for a smaller percentage of consolidated revenues than in previous years. Gross margin is dependent on variables such as product mix, vendor price protection and other sales incentives, competition, pricing strategy, cooperative advertising funds required to be classified as a reduction to cost of sales, freight discounting and other variables, any or all of which may result in fluctuations in gross margin.

Consolidated gross margin declined during 2008 over 2007 due primarily to competitive pricing pressures in the Technology Products segment.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased in 2009 over 2008 primarily as a result of the increased sales volume, facility and other operating costs related to opening additional retail stores, costs related to winding down the Software Solutions segment and costs related to the WStore acquisition. Significant expense increases include approximately $7.8 million in charges for severance costs, litigation and contractual lease terminations of which approximately $2.9 million of winding down costs related to Software Solutions segment, $4.3 million of increased credit card fees, and $1.8 million of increased consulting services primarily incurred for new software implementation offset by savings in other various expenses. Also included in 2009 is a gain of approximately $1.8 million from a lawsuit that was settled favorably.

Selling, general and administrative expenses increased in 2008 over 2007 primarily as a result of the increase in sales volume, added personnel, facility and other operating costs associated with the CompUSA acquisition, as well as increased accounting, auditing, legal and professional expenses and reorganization charges incurred in our Software segment. CompUSA operations accounted for $23.6 million of these cost increases. Included in 2007 is a gain of approximately $2.4 million from a lawsuit that was settled favorably.

OPERATING MARGIN

Technology products operating margin decreased in 2009 compared to 2008 due to decline in business to business sales as the result of the global economic slowdown, price promotions and freight discounts offered during the year and costs related to the WStore acquisition.

Industrial products operating margin decreased in 2009 compared to 2008 due to the slowdown in sales coupled with additional information technology staffing and other costs for the support of new products added and the newly launched e-commerce website.

Software solutions segment operating margin increased due to revenue recognized from contract terminations. This segment has been winding down operations since the second quarter of 2009.

Corporate and other expenses operating costs increased 16.5% in 2009 as compared to 2008 due to increased expenses for new software implementation, acquisition related costs and additional staffing and overhead costs to support the growth in the Company's business.

INTEREST AND OTHER INCOME AND INTEREST EXPENSE

Interest expense was $.9 million, $.3 million, and $1.0 million in 2009, 2008 and 2007, respectively. The interest expense increase in 2009 compared to 2008 is primarily attributable to the WStore acquisition assumed short term debt and interest on capital lease obligations. Interest expense decreased in 2008 and 2007 as a result of decreased short-term borrowings in the Company's subsidiaries in the United Kingdom and the Netherlands. Interest and other income, net was $.8 million, $2.0 million, and $5.5 million in 2009, 2008 and 2007, respectively.

INCOME TAXES

The Company's effective tax rate was 36.8% in 2009 flat as compared to 36.9% in 2008. Included in the 2009 rate was a reversal of tax reserves of approximately $0.9 million, as a result of statute expirations. If excluded, the Company's effective tax rate would have been 38.4%. The higher tax rate in 2009 is primarily attributed to a higher percentage of taxable income in countries that have higher corporate tax rates. The Company's effective tax rate will vary as the mix of pre tax income from the countries the Company does business in varies.

The higher tax rate in 2008 compared to 2007 is primarily attributable to a higher effective tax rate in the United Kingdom in 2008 as the result of the reversal of the valuation allowance in 2007. The lower effective tax rate in 2007 resulted primarily from the reversal of a valuation allowance of approximately $5.9 million against deferred tax assets in the United Kingdom partially offset by the recording of a valuation allowance of approximately $1.7 million against the deferred tax assets of Germany. The United Kingdom valuation allowance, originally recorded at $10.2 million, had been established in 2005 as the result of a cumulative loss position in the United Kingdom

During 2009, 2008, and 2007, we did not recognize certain foreign tax credits, certain state deferred tax assets in the United States and certain benefits on losses in foreign tax jurisdictions due to our inability to carry such credits and losses back to prior years and our determination that it was more likely than not that we would not generate sufficient future taxable income in those tax jurisdictions to realize these assets. Accordingly, valuation allowances were recorded against the deferred tax assets associated with those items. If we are able to realize all or part of these deferred tax assets in future periods, it will reduce our provision for income taxes by a release of the corresponding valuation allowance.

Seasonality

As the Company's consumer channel sales have grown significantly in the past few years, the fourth quarter has represented a greater portion of annual sales than historically. Net sales have historically been modestly weaker during the second and third quarters as a result of lower business activity during those months. The following table sets forth the net sales, gross profit and income from operations for each of the quarters since January 1, 2007 *(amounts in millions).*

	Quarter Ended			
	March 31	June 30	September 30	December 31
2009				
Net sales	$ 752	$ 722	$ 754	$ 938
Percentage of year's net sales	23.8%	22.8%	23.8%	29.6%
Gross profit	$ 108	$ 107	$ 113	$ 132
Operating income	$ 15	$ 9	$ 19	$ 30
2008				
Net sales	$ 725	$ 756	$ 739	$ 813
Percentage of year's net sales	23.9%	24.9%	24.4%	26.8%
Gross profit	$ 114	$ 115	$ 115	$ 115
Operating income	$ 26	$ 21	$ 20	$ 16
2007				
Net sales	$ 676	$ 647	$ 687	$ 769
Percentage of year's net sales	24.3%	23.3%	24.7%	27.7%
Gross profit	$ 97	$ 99	$ 111	$ 120
Operating income	$ 22	$ 20	$ 24	$ 28

Financial Condition, Liquidity and Capital Resources

Selected liquidity data (in thousands):

	December 31,		
	2009	2008	$ Change
Cash	$ 58,309	$ 115,967	$ (57,658)
Accounts receivable, net	$ 241,860	$ 182,841	$ 59,019
Inventories	$ 365,725	$ 290,594	$ 75,131
Prepaid expenses and other current assets	$ 20,066	$ 12,667	$ 7,399
Accounts payable	$ 346,362	$ 285,410	$ 60,952
Accrued expenses and other current liabilities	$ 80,945	$ 72,352	$ 8,593
Current portion of capitalized lease obligations	$ 1,029	$ 773	$ 256
Short term debt	$ 14,168	—	$ 14,168
Working capital	$ 250,082	$ 253,092	$ (3,010)

Our primary liquidity needs are to support working capital requirements in our business, including working capital for new retail stores, to fund capital expenditures, to fund the payment of interest on outstanding debt, to fund special dividends declared by our Board of Directors and for acquisitions. We rely principally upon operating cash flow to meet these needs. We believe that cash flow from operations and our availability under credit facilities will be sufficient to fund our working capital and other cash requirements for the next twelve months.

Our working capital decreased in 2009 as the result of using cash balances of approximately $14.5 million for the purchase of the Circuit City assets, payment of $27.6 million for a special dividend, the $4.5 million cash purchase of WStore and common stock repurchases of $1.2 million. Inventory balances increased related to warehousing additional products as a result in the growth of sales and the stocking our retail stores. Accounts receivable balances increased as the result of growth in open account business to business sales, the WStore acquisition and slight growth in accounts receivable days outstanding. Accounts payable and accrued expense balances increased due to inventory growth and the WStore acquisition. The increase in short term debt was attributable to the assumption of the outstanding debt of WStore. Inventory turnover was consistent at 9 times during 2009 and 2008. Our accounts receivable days outstanding were at 24 in 2009 up from 21 in 2008. We expect that future accounts receivable and inventory balances will fluctuate with growth in net sales and the mix of our net sales between consumer and business customers.

Net cash provided by operating activities was $4.8 million, $82.4 million, and $93.1 million during 2009, 2008, and 2007. The decrease in cash provided by operating activities in 2009 over 2008 resulted from a $3.0 million decrease in net income adjusted by other non-cash items, such as depreciation expense, and a decrease of $74.6 million in cash used for changes in our working capital accounts. The decrease in cash provided by operating activities in 2008 compared to 2007 resulted from a $3.3 million decrease in net income adjusted by other non-cash items, such as depreciation expense, and a decrease of $7.4 million in cash used for changes in working capital accounts.

Net cash used in investing activities was $32.3 million during 2009, primarily for the CircuitCity.com acquisition and capital expenditures. The WStore acquisition used approximately $4.5 million and provided $5.4 million in cash acquired. Cash flows used in investing activities during 2008 totaled $45.5 million primarily for the CompUSA acquisition and for capital expenditures. Net cash used in investing activities was $7.7 million during 2007, primarily for capital expenditures. Capital expenditures in 2009, 2008, and 2007 included upgrades and enhancements to our information and communications systems hardware and software and expenditures in retail stores in North America.

Net cash used in financing activities was $31.5 million during 2009. We repaid approximately $3.6 million in short term debt, repaid approximately $0.8 million in capital lease obligations, paid a special dividend of $27.6 million and repurchased Company stock of approximately $1.2 million. Proceeds from stock option exercises provided approximately $1.7 million of cash. Net cash used in financing activities was $45.0 million during 2008. We repaid approximately $3.9 million in short-term debt, repaid approximately $0.7 million in capital lease obligations, paid a special dividend of $37.1 million, and repurchased Company stock of approximately $5.8 million. Proceeds and excess tax benefits from stock option exercises provided approximately $2.5 million of cash. Net cash used in financing activities was $42.7 million during 2007, attributable to dividends paid of $36.6 million, repayment of short term debt of $8.7 million, repayment of $0.6 million in capital lease obligations, repurchase of common stock of approximately $1.8 million, offset by proceeds of stock option exercises and related excess tax benefits of $5.0 million.

We have a $120.0 million secured revolving credit agreement (which may be increased by up to an additional $30.0 million, subject to certain conditions). The facility expires in October 2010 and the Company expects to renew the facility on or before that date. Borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and 40% of qualified inventories and are secured by accounts receivable, inventories and certain other assets. The undrawn availability under the facility may not be less than $15.0 million until the last day of any month in which the availability net of outstanding borrowings is at least $70.0 million. The revolving credit agreement requires that we maintain a minimum level of availability. If such availability is not maintained, we will then be required to maintain a fixed charge coverage ratio (as defined). The agreement contains certain other covenants, including restrictions on capital expenditures and payments of dividends. As of December 31, 2009, the Company was in compliance with all of the covenants under the credit facility. Eligible collateral under the facility was $110.8 million, total availability was $98.7 million, outstanding letters of credit of were $12.1 million and there were no outstanding advances.

The Company's Inmac WStore subsidiary maintains a secured revolving credit agreement with a financial institution in France which is secured by WStore Europe SA accounts receivable balances. Available amounts for borrowing under this facility includes all accounts receivable balances not over 60 days past due reduced by the greater of €4.0 million or 10% of the eligible accounts receivable. As of December 31, 2009, there was availability under this credit facility of approximately €6.0 million ($8.6 million) and there was €9.9 million ($14.2 million) of outstanding borrowings. Outstanding balances under this agreement carry interest at 1.5% as of December 31, 2009. The credit facility duration is indefinite; however either party may cancel the agreement with ninety days notice. Under this agreement the Company is subject to certain non-financial covenants which it was in compliance with at December 31, 2009.

The Company's WStore UK subsidiary maintains a £2 million secured resolving credit agreement with a financial institution in the United Kingdom which is secured by WStore UK's accounts receivable balances. Available amounts for borrowing under this facility includes accounts receivable balances less 30% retention. As of December 31, 2009, there was availability under this credit facility of approximately £.5 million ($.8 million). Outstanding balances under this agreement carry interest at 2.5% above the overnight daily LIBOR rate (0.5% at December 31, 2009). The credit facility duration is indefinite; however either party may cancel the agreement with ninety days notice. Under this agreement the Company is subject to certain non-financial covenants which it was in compliance with at December 31, 2009.

The Company's Netherlands subsidiary maintained a €5.0 million credit facility with a local financial institution. This facility expired in November 2008 and was not renewed.

Our earnings and cash flows are seasonal in nature, with the fourth quarter of the fiscal year generating higher earnings and cash flows than the other quarters. Levels of earnings and cash flows are dependent on factors such as consolidated gross margin and selling, general and administrative costs as a percentage of sales, product mix and relative levels of domestic and foreign sales. Unusual expense items, such as one time charges and settlements, may impact earnings and are separately disclosed. We expect that past performance may not be indicative of future performance due to the competitive nature of our Technology Products segment where the need to adjust prices to gain or hold market share is prevalent.

Macroeconomic conditions, such as business and consumer sentiment, may affect our revenues, cash flows or financial condition. However, we do not believe that there is a direct correlation between any specific macroeconomic indicator and our revenues, cash flows or financial condition. We are not currently interest rate sensitive, as we have significant cash balances and minimal debt.

We anticipate cash needs to support our growth and expansion plans, continued investment in upgrading and expanding our technological capabilities and information technology infrastructure, opening of new retail stores, and in building out and expanding our distribution center facilities and inventory systems.

These expenses and capital expenditures will require significant levels of liquidity, which we believe can be adequately funded from our currently available cash resources. We have recently engaged in several opportunistic acquisitions, choosing to pay the purchase price in cash, and may do so in the future as favorable situations arise. However, a deep and prolonged period of reduced consumer and or business to business spending could adversely impact our cash resources and force us to either forego future acquisition opportunities or to pay the purchase price in shares of our common stock, which could have a dilutive effect on the our earnings per share. In addition we anticipate cash needs for implementation of financial and retail point of sale systems. We believe that our cash balances, future cash flows from operations and our availability under credit facilities will be sufficient to fund our working capital and other cash requirements for the next twelve months.

We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of December 31, 2009, all of our investments had maturities of less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

We are obligated under non-cancelable operating leases for the rental of most of our facilities and certain of our equipment which expire at various dates through 2026. We have sublease agreements for unused space we lease in Wellingborough, England and Uniondale, New York. In the event the sub lessee is unable to fulfill its obligations, we would be responsible for rents due under the leases.

Following is a summary of our contractual obligations for future principal payments on our debt, minimum rental payments on our non-cancelable operating leases and minimum payments on our other purchase obligations as of December 2009 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:					
Capital lease obligations	$ 2,423	$ 1,145	$ 1,278	$ —	$ —
Non-cancelable operating leases, net of subleases	187,951	23,849	67,127	47,213	49,762
Short term debt	14,168	14,168			
Purchase & other obligations	26,854	17,191	6,870	2,793	—
Tax contingencies	—	—	—	—	—
Total contractual obligations	$ 231,396	$ 56,353	$ 75,275	$ 50,006	$ 49,762

Our purchase and other obligations consist primarily of certain employment agreements and service agreements.

In addition to the contractual obligations noted above, we had $11.0 million of standby letters of credit outstanding as of December 2009.

We are party to certain litigation, the outcome of which we believe, based on discussions with legal counsel, will not have a material adverse effect on our consolidated financial statements.

Tax contingencies are related to uncertain tax positions taken on income tax returns that may result in additional tax, interest and penalties being paid to taxing authorities.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

The Company currently leases its facility in Port Washington, NY from Addwin Realty Associates, an entity owned by Richard Leeds, Bruce Leeds, and Robert Leeds, senior executives, Directors and controlling shareholders of the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks, which include changes in U.S. and international interest rates as well as changes in currency exchange rates (principally Pounds Sterling, Euros and Canadian Dollars) as measured against the U.S. Dollar and each other.

The translation of the financial statements of our operations located outside of the United States is impacted by movements in foreign currency exchange rates. Changes in currency exchange rates as measured against the U.S. dollar may positively or negatively affect income statement, balance sheet and cash flows as expressed in U.S. dollars. Sales would have fluctuated by approximately $109.3 million and pre tax income would have fluctuated by approximately $1.8 million if average foreign exchange rates changed by 10% in 2009. We have limited involvement with derivative financial instruments and do not use them for trading purposes. We may enter into foreign currency options or forward exchange contracts aimed at limiting in part the impact of certain currency fluctuations, but as of December 31, 2009 we had no outstanding forward exchange contracts.

Our exposure to market risk for changes in interest rates relates primarily to our variable rate debt. Our variable rate debt consists of short-term borrowings under our credit facilities. As of December 31, 2009, there were no outstanding balances under our variable rate credit facility. A hypothetical change in average interest rates of one percentage point is not expected to have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

Item 8. Financial Statements and Supplementary Data.

The information required by Item 8 of Part II is incorporated herein by reference to the Consolidated Financial Statements filed with this report; see Item 15 of Part IV.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2009. Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Inherent Limitations of Internal Controls over Financial Reporting

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its internal control over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, a copy of which is included in this report.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III is hereby incorporated by reference to the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders. (the "Proxy Statement").

Item 11. Executive Compensation.

The information required by Item 11 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by item 12 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 10 of Part III is hereby incorporated by reference to the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Part III is hereby incorporated by reference to the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

		Reference
(a) 1.	Consolidated Financial Statements of Systemax Inc.	
	Reports of Ernst & Young LLP Independent Registered Public Accounting Firm	31
	Consolidated Balance Sheets as of December 31, 2009 and 2008	33
	Consolidated Statements of Operations for the years ended December 31, 2009, 2008, and 2007	34
	Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	35
	Consolidated Statements of Shareholders' Equity for the Years ended December 31, 2009, 2008 and 2007	36
	Notes to Consolidated Financial Statements	37
2.	Financial Statement Schedules:	

The following financial statement schedule is filed as part of this report and should be read together with our consolidated financial statements:

Schedule II — Valuation and Qualifying Accounts	50

Schedules not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Item 15. Exhibits and Financial Statement Schedules.

3. Exhibits.

Exhibit No.	Description
3.1	Composite Certificate of Incorporation of Registrant, as amended (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2001)
3.2	Amended and Restated By-laws of Registrant (effective as of December 29, 2007, incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2007)
3.3	Amendment to the Bylaws of the Registrant (incorporated by reference to the Company's report on Form 8-K dated March 3, 2008)
4.1	Stockholders Agreement (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995)
10.1	Form of 1995 Long-Term Stock Incentive Plan* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.2	Form of 1995 Stock Plan for Non-Employee Directors* (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 333-1852)
10.3	Form of 1999 Long-Term Stock Incentive Plan as amended* (incorporated by reference to the Company's report on Form 8-K dated May 20, 2003)
10.4	Form of 2006 Stock Incentive Plan for Non-Employee Directors* (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006)
10.5	Form of 2005 Employee Stock Purchase Plan* (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006)
10.6	Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.7	First Amendment to Lease Agreement dated September 20, 1998 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 1998)
10.8	Second Amendment to Lease Agreement dated September 20, 1988 between the Company and Addwin Realty Associates (Port Washington facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2007)
10.9	Build-to-Suit Lease Agreement dated April, 1995 among the Company, American National Bank and Trust Company of Chicago (Trustee for the original landlord) and Walsh, Higgins & & Company (Contractor) ("Naperville Illinois Facility Lease") (incorporated by reference to the Company's registration statement on Form S-1) (Registration No. 33-92052)
10.10	First Amendment, dated as of February 1, 2006, to the Naperville Illinois Facility Lease between the Company and Ambassador Drive LLC (current landlord) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.11	Lease Agreement dated September 17, 1998 between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (incorporated by reference to the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 1998)
10.12	First Amendment, dated as of September 5, 2003, to the Lease Agreement between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (filed herewith)
10.13	Second Amendment, dated March 22, 2007, to the Lease Agreement between Tiger Direct, Inc. and Keystone Miami Property Holding Corp. (Miami facility) (filed herewith)
10.14	Third Amendment, dated as of June 26, 2009, to the Lease Agreement between Tiger Direct, Inc. and Mota Associates Limited Partnership (successor in interest to landlord Keystone Miami Property Holding Corp.) (Miami facility) (filed herewith)
10.15	Lease agreement, dated December 8, 2005, between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.16	First Amendment, dated as of June 12, 2006, to the Lease Agreement between the Company and Hamilton Business Center, LLC (Buford, Georgia facility) (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.17	Employment Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated October 12, 2004)
10.18	Amendment No. 1, dated December 30, 2009, to Employment Agreement between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated

	December 30, 2009).
10.19	Restricted Stock Unit Agreement entered into on October 12, 2004 but effective as of June 1, 2004 between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated October 12, 2004).
10.20	Amendment No. 1, dated December 30, 2009, to the Restricted Stock Unit Agreement between the Company and Gilbert Fiorentino* (incorporated by reference to the Company's report on Form 8-K dated December 30, 2009).
10.21	Employment Agreement, dated as of January 17, 2007, between the Company and Lawrence P. Reinhold*(incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2006).
10.22	Amendment No.1, dated December 30, 2009, to the Employment Agreement between the Company and Lawrence P. Reinhold* (incorporated by reference to the Company's report on Form 8-K dated December 30, 2009).
10.23	Amended and Restated Credit Agreement, dated as of October 27, 2005, between JPMorgan Chase Bank, N.A. and affiliates, General Electric Capital Corporation, and GMAC Commercial Finance LLC (as Lenders) with the Company and certain subsidiaries of the Company (as Borrowers) (the "Amended and Restated JP Morgan Chase Loan Agreement") (incorporated by reference to the Company's report on Form 8-K dated October 27, 2005)
10.24	Amendment No. 1, dated as of December 19, 2005, to the Amended and Restated JP Morgan Chase Loan Agreement (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2005)
10.25	Asset Purchase Agreement between the Company and CompUSA dated January 5, 2008 (incorporated by reference to the Company's annual report on Form 10-K for the year December 31, 2007)
10.26	Amendment to Asset Purchase Agreement between the Company and CompUSA dated February 14, 2008 (incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2007)
10.27	Asset Purchase Agreement, as amended, dated as of April 5, 2009 and May 14, 2009, by and among Systemax Inc., as Buyer and Circuit City Stores West Coast, Inc. and Circuit City Stores, Inc, as Sellers (incorporated by reference to the Company's report on Form 8-K dated May 20, 2009).
14	Corporate Ethics Policy for Officers, Directors and Employees (revised as of March, 2010)
21	Subsidiaries of the Registrant (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

* Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYSTEMAX INC.

By: /s/ RICHARD LEEDS

Richard Leeds
Chairman and Chief Executive Officer

Date: March 18, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD LEEDS Richard Leeds	Chairman and Chief Executive Officer (Principal Executive Officer)	March 18, 2010
/s/ BRUCE LEEDS Bruce Leeds	Vice Chairman and Director	March 18, 2010
/s/ ROBERT LEEDS Robert Leeds	Vice Chairman and Director	March 18, 2010
/s/ LAWRENCE P. REINHOLD Lawrence P. Reinhold	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	March 18, 2010
/s/ THOMAS AXMACHER Thomas Axmacher	Vice President and Controller (Principal Accounting Officer)	March 18, 2010
/s/ GILBERT FIORENTINO Gilbert Fiorentino	Chief Executive, Technology Products Group and Director	March 18, 2010
/s/ ROBERT D. ROSENTHAL Robert D. Rosenthal	Director	March 18, 2010
/s/ STACY DICK Stacy Dick	Director	March 18, 2010
/s/ MARIE ADLER-KRAVECAS Marie Adler-Kravecas	Director	March 18, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Systemax Inc.

We have audited the accompanying consolidated balance sheets of Systemax Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Systemax Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the guidance issued in Financial Accounting Standards Board ("FASB") Statement No. 141(R), "Business Combinations" (codified in FASB Accounting Standards Codification Topic 805, "Business Combinations") on January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Systemax Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New York, New York
March 18, 2010

The Board of Directors and Shareholders of Systemax Inc.

We have audited Systemax Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Systemax Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Systemax Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Systemax Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Systemax Inc. and our report dated March 18, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New York, New York
March 18, 2010

SYSTEMAX INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

	December 31, 2009	December 31, 2008
ASSETS:		
Current assets:		
Cash	$ 58,309	$ 115,967
Accounts receivable, net of allowances of $22,532 and $17,523	241,860	182,841
Inventories	365,725	290,594
Prepaid expenses and other current assets	20,066	12,667
Deferred income taxes	6,626	9,558
Total current assets	692,586	611,627
Property, plant and equipment, net	65,598	48,465
Deferred income taxes	8,564	11,198
Goodwill and intangibles	48,127	29,366
Other assets	2,026	1,797
Total assets	$ 816,901	$ 702,453
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 346,362	$ 285,410
Accrued expenses and other current liabilities	80,945	72,352
Short term debt	14,168	—
Current portion of capitalized lease obligations	1,029	773
Total current liabilities	442,504	358,535
Capitalized lease obligations	1,194	1,411
Other liabilities	8,518	8,552
Total liabilities	452,216	368,498
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 25 million shares; issued none		
Common stock, par value $.01 per share, authorized 150 million shares; issued 38,862,019 and 38,855,989 shares; outstanding 36,450,767 and 36,223,747 shares	389	389
Additional paid-in capital	180,508	179,241
Common stock in treasury at cost — 2,411,252 and 2,632,242 shares	(28,545)	(31,158)
Retained earnings	210,975	192,401
Accumulated other comprehensive income (loss), net of tax	1,358	(6,918)
Total shareholders' equity	364,685	333,955
Total liabilities and shareholders' equity	$ 816,901	$ 702,453

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Net sales	$ 3,165,995	$ 3,032,961	$ 2,779,875
Cost of sales	2,705,747	2,574,402	2,353,574
Gross profit	460,248	458,559	426,301
Selling, general and administrative expenses	386,857	375,192	332,359
Operating income	73,391	83,367	93,942
Foreign currency exchange loss (gain)	187	1,300	(1,562)
Interest and other income, net	(768)	(1,981)	(5,505)
Interest expense	887	305	986
Income before income taxes	73,085	83,743	100,023
Provision for income taxes	26,900	30,900	30,542
Net income	$ 46,185	$ 52,843	$ 69,481
Net income per common share:			
Basic	$ 1.26	$ 1.43	$ 1.93
Diluted	$ 1.24	$ 1.40	$ 1.84
Weighted average common and common equivalent shares:			
Basic	36,706	36,950	35,968
Diluted	37,343	37,705	37,688

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 46,185	$ 52,843	$ 69,481
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,353	10,387	8,780
Provision (benefit) for deferred income taxes	5,704	6,197	(6,106)
Provision for returns and doubtful accounts	4,698	2,424	4,575
Compensation expense related to equity compensation plans	2,867	3,869	4,159
Excess tax benefit from exercises of stock options	(576)	(1,380)	(2,160)
Loss (gain) on dispositions and abandonment	154	89	(1,032)
Changes in operating assets and liabilities:			
Accounts receivable	(20,907)	6,010	29,450)
Inventories	(69,618)	(48,924)	(21,628)
Prepaid expenses and other current assets	(5,490)	(16)	15,916
Income taxes payable/receivable	3,983	602	1,925
Accounts payable, accrued expenses and other current liabilities	25,414	50,318	48,623
Net cash provided by operating activities	4,767	82,419	93,083
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Circuit City assets	(14,494)	—	—
Purchase of WStore Europe SA	(4,469)	—	—
Cash acquired WStore Europe SA	5,438	—	—
Purchase of certain CompUSA assets	—	(30,649)	—
Purchases of property, plant and equipment	(18,855)	(14,942)	(7,699)
Proceeds from disposals of property, plant and equipment	84	72	28
Net cash used in investing activities	(32,296)	(45,519)	(7,671)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of borrowings from banks	(3,614)	(3,880)	(8,708)
Repayments of capital lease obligations	(726)	(673)	(579)
Dividends paid	(27,611)	(37,126)	(36,588)
Proceeds from issuance of common stock	1,082	1,133	2,830
Repurchase of common stock	—	—	(1,858)
Purchase of treasury stock	(1,174)	(5,824)	—
Excess tax benefit from exercises of stock options	576	1,380	2,160
Net cash used in by financing activities	(31,467)	(44,990)	(42,743)
EFFECTS OF EXCHANGE RATES ON CASH	1,338	(3,964)	(1,612)
NET (DECREASE) INCREASE IN CASH	(57,658)	(12,054)	41,057
CASH – BEGINNING OF YEAR	115,967	128,021	86,964
CASH – END OF YEAR	$ 58,309	$ 115,967	$ 128,021
Supplemental disclosures:			
Interest paid	$ 756	$ 291	$ 1,182
Income taxes paid	$ 13,909	$ 29,514	$ 30,275
Supplemental disclosures of non-cash investing and financing activities:			
Acquisitions of equipment through capital leases	$ 765	$ 2,152	$ 251

See notes to consolidated financial statements.

SYSTEMAX INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock						
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Treasury Stock, At Cost	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balances, January 1, 2007	35,341	383	172,983	(35,131)	144,074	7,181	
Stock-based compensation expense			4,009				
Issuance of restricted stock	205		(2,843)	2,406			
Exercise of stock options	546		(3,569)	6,401			
Income tax benefit on stock-based compensation			2,801				
Cumulative effect of adoption of FIN 48					(283)		
Change in cumulative translation adjustment						4,530	4,530
Dividends paid					(36,588)		
Net income					69,481		69,481
Total comprehensive income							74,011
Balances, December 31, 2007	36,092	383	173,381	(26,324)	176,684	11,711	
Stock-based compensation expense			3,794				
Issuance of restricted stock	104	1	283	46			
Exercise of stock options	503	5	184	944			
Repurchase of treasury stock	(475)			(5,824)			
Income tax benefit on stock-based compensation			1,599				
Change in cumulative translation adjustment						(18,629)	(18,629)
Dividends paid					(37,126)		
Net income					52,843		52,843
Total comprehensive income							34,214
Balances, December 31, 2008	36,224	$ 389	$ 179,241	$ (31,158)	$ 192,401	$ (6,918)	
Stock-based compensation expense			2,818				
Issuance of restricted stock	105		(754)	1,183			
Retired restricted stock			(10)	(15)			
Exercise of stock options	221		(1,537)	2,619			
Repurchase of treasury stock	(99)			(1,174)			
Income tax benefit on stock-based compensation			750				
Change in cumulative translation adjustment						8,276	8,276
Dividends paid					(27,611)		
Net income					46,185		46,185
Total comprehensive income							$ 54,461
Balances, December 31, 2009	36,451	$ 389	$ 180,508	$ (28,545)	$ 210,975	$ 1,358	

See notes to consolidated financial statements.

SYSTEMAX INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of Systemax Inc. and its wholly-owned subsidiaries (collectively, the "Company" or "Systemax"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications — Certain prior year amounts were reclassified to conform to current year presentation. Additionally foreign exchange loss (gain) has been reclassified from selling, general and administrative expense to a separate income statement line item in prior years to conform to current year presentation on the consolidated statements of operations.

Use of Estimates In Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year — The Company's fiscal year ends at midnight on the Saturday closest to December 31. Fiscal years will typically include 52 weeks, but every few years will include 53 weeks which was the case in 2008. For clarity of presentation herein, all fiscal years are referred to as if they ended on December 31. The fiscal year will be divided into four fiscal quarters that each end at midnight on a Saturday. Fiscal quarters will typically include 13 weeks, but the fourth quarter will include 14 weeks in a 53 week fiscal year. For clarity of presentation herein, all fiscal quarters are referred to as if they ended on the traditional calendar month.

Foreign Currency Translation — The Company has operations in numerous foreign countries. The functional currency of each foreign country is the local currency. The financial statements of the Company's foreign entities are translated into U.S. dollars, the reporting currency, using year-end exchange rates for assets and liabilities, average exchange rates for the statement of operations items and historical rates for equity accounts. Translation gains or losses are recorded as a separate component of shareholders' equity.

Cash — The Company considers amounts held in money market accounts and other short-term investments, including overnight bank deposits, with an original maturity date of three months or less to be cash.

Inventories — Inventories consist primarily of finished goods and are stated at the lower of cost or market value. Cost is determined by using the first-in, first-out method except in Europe and retail locations where an average cost is used. Allowances are maintained for obsolete, slow-moving and non-saleable inventory.

Property, Plant and Equipment — Property, plant and equipment is stated at cost. Depreciation of furniture, fixtures and equipment, including equipment under capital leases, are depreciated using the straight-line or accelerated method over their estimated useful lives ranging from three to ten years. Depreciation of buildings is on the straight-line method over estimated useful lives of 30 to 50 years. Leasehold improvements are amortized over the lesser of the useful lives or the term of the respective leases.

Evaluation of Long-lived Assets — Long-lived assets are evaluated for recoverability whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset is recognized.

Goodwill and intangible assets — Goodwill represents the excess of the cost of acquired assets over the fair value of assets acquired. The Company tests goodwill and indefinite lived intangibles for impairment annually or more frequently if indicators of impairment exist. In addition, goodwill is required to be tested for impairment after a portion of the goodwill is allocated to a business targeted for disposal. The Company's identifiable intangible assets consist of trademarks, trade and domain names, retail leases and customer lists (See Note 2).

Accruals — Management makes estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates are based upon various factors such as the number of units sold, historical and anticipated results and data received from third party vendors. Actual results could differ from these estimates. Our most significant estimates include those related to the costs of vendor drop shipments, sales returns and allowances, cooperative advertising and customer rebate reserves, and other vendor and employee related costs.

Income Taxes — Deferred tax assets and liabilities are recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities and for tax loss carry forwards. The realization of net deferred tax assets is dependent upon our ability to generate sufficient future taxable income. Where it is more likely than not that some portion or the entire deferred tax asset will not be realized, we have provided a valuation allowance. If the realization of those deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination is made.

The Company provides for uncertain tax positions and related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected.

Revenue Recognition and Accounts Receivable — The Company recognizes sales of products, including shipping revenue, when persuasive evidence of an order arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Generally, these criteria are met at the time the product is received by the customers when title and risk of loss have transferred. Allowances for estimated subsequent customer returns, rebates and sales incentives are provided when revenues are recorded. Costs incurred for the shipping and handling of its products are recorded as cost of sales. Revenue from extended warranty and support contracts on the Company's assembled PCs is deferred and recognized over the contract period. The Company evaluates collectability of accounts receivable based on numerous factors, including past transaction history with customers and their credit rating and provides a reserve for accounts that are potentially uncollectible. Trade receivables are generally written off once all collection efforts have been exhausted. Accounts receivable are shown in the consolidated balance sheets net of allowances for doubtful collections and subsequent customer returns.

Advertising Costs — Expenditures for internet, television, local radio and newspaper advertising are expensed in the period the advertising takes place. Catalog preparation, printing and postage expenditures are amortized over the period of catalog distribution during which the benefits are expected, generally one to six months.

Net advertising expenses were $38.9 million, $40.0 million and $47.2 million during 2009, 2008 and 2007, respectively and are included in the accompanying consolidated statements of operations. The Company utilizes advertising programs to support vendors, including catalogs, internet and magazine advertising, and receives payments and credits from vendors, including consideration pursuant to volume incentive programs and cooperative marketing programs. The Company accounts for consideration from vendors as a reduction of cost of sales unless certain conditions are met showing that the funds are used for specific, incremental, identifiable costs, in which case the consideration is accounted for as a reduction in the related expense category, such as advertising expense. The amount of vendor consideration recorded as a reduction of selling, general and administrative expenses totaled $55.9 million, $60.4 million and $42.6 million during 2009, 2008 and 2007, respectively.

Prepaid expenses as of December 2009 and 2008 include deferred advertising costs of $2.8 million and $4.1 million which are reflected as an expense during the periods benefited, typically the subsequent fiscal quarter.

Stock based compensation — The Company recognizes the fair value of share based compensation in the consolidated statement of operations over the requisite employee service period. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award.

Net Income Per Common Share — Net income per common share basic is calculated based upon the weighted average number of common shares outstanding during the respective periods presented. Net income per common share diluted is calculated based upon the weighted average number of common shares outstanding and included the equivalent shares for dilutive securities outstanding during the respective periods, where the effect is anti-dilutive. The dilutive effect of outstanding options issued by the Company is reflected in net income per share - diluted using the treasury stock method. Under the treasury stock method, options will only have a dilutive effect when the average market price of common stock during the period exceeds the exercise price of the options. Equivalent common shares of 775,000, 941,000, and 1,087,000 in 2009, 2008 and 2007, respectively were included for the diluted calculation. The weighted average number of stock options outstanding excluded from the computation of diluted earnings per share was 711,000, 622,000, and 0 in 2009, 2008 and 2007, respectively due to their antidilutive effect.

Comprehensive Income — Comprehensive income consists of net income and foreign currency translation adjustments and is included in the consolidated statements of shareholders' equity. Comprehensive income was $54.5 million, $34.2 million and $74.0 million in 2009, 2008 and 2007, respectively.

Employee Benefit Plans - The Company's U.S. subsidiaries participate in a defined contribution 401(k) plan covering substantially all U.S. employees. Employees may invest 1% or more of their eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. The Company provides a matching contribution to the plan, determined as a percentage of the employees' contributions. Aggregate expense to the Company for contributions to such plans was approximately $0.9 million, $0.7 million and $0.6 million in 2009, 2008 and 2007, respectively.

Fair Value of Financial Instruments - Financial instruments consist primarily of investments in cash, trade accounts receivable, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At December 31, 2009 and 2008, the carrying amounts of cash, accounts receivable, debt and accounts payable are considered to be representative of their respective fair values due to their short-term nature.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, and accounts receivable. The Company's excess cash balances are invested with money center banks. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and their geographic dispersion comprising the Company's customer base. The Company also performs on-going credit evaluations and maintains allowances for potential losses as warranted.

Recent Accounting Pronouncements

Public companies in the United States are subject to the accounting and reporting requirements of various authorities, including the Financial Accounting Standards Board ("FASB") and the Securities and Exchange Commission ("SEC"). These authorities issue numerous pronouncements, most of which are not applicable to the Company's current or reasonably foreseeable operating structure. Below are the new authoritative pronouncements that management believes are relevant to Company's current operations.

In October 2009, the FASB issued amended guidance related to revenue recognition in multiple-deliverable revenue arrangements and certain arrangements that include software elements. This standard eliminates the residual method of revenue allocation by requiring entities to allocate revenue in an arrangement to all of the deliverables based upon the relative selling prices of the delivered goods and services. The FASB also issued a new accounting standard in October 2009, which changes revenue recognition for tangible products containing software and hardware elements. Under this standard, tangible products containing software and hardware that function together to deliver the tangible products' essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards are effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact, if any, of the adoption of this standard on our consolidated financial position and results of operations.

Effective January 1, 2009 the Company adopted authoritative guidance that establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree, (ii) recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. This guidance is applied prospectively for all business combinations entered into after the date of adoption. In the third quarter of 2009 the Company expensed approximately $0.8 million of costs that would have been capitalized under previous guidance.

In June 2008, FASB issued authoritative guidance to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. The guidance applies to the calculation of Earnings Per Share ("EPS") for share-based payment awards with rights to dividends or dividend equivalents. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This guidance became effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented is adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data). The Company adopted this authoritative guidance in January 2009 and it did not have a material impact on its condensed consolidated financial statements.

2. ACQUISITIONS

On September 18, 2009, the Company acquired all of the outstanding stock of WStore Europe SA and its subsidiaries, ("WStore"), a European supplier of business IT products and software solutions with operations in France and the United Kingdom. The purchase price (after giving effect to the conversion of Euros to U.S. dollars) was approximately $4.4 million in cash, $2.2 million of which was placed into an escrow account for one year to secure the sellers' indemnification obligations under the purchase agreement. The Company completed a preliminary allocation of the purchase price as of the acquisition date and recorded assets of approximately $3.4 million for Client Lists, $1.4 million for Trademarks, $1.0 million for Technology acquired and $0.1 million of residual goodwill. These assets were recorded in the Company's Technology Products business segment. The Company expects to amortize its Client Lists and Technology over a weighted average 5 year period. All other assets have indefinite lives. A final purchase price allocation will be done in 2010. The operating results of WStore are included in the accompanying condensed consolidated statements of operations from the date of acquisition. WStore is included in the Company's Technology Products business segment. The Company has determined that this was not a material acquisition.

On April 5, 2009, the Company entered into an Asset Purchase Agreement with Circuit City Stores, Inc. and Circuit City Stores West Coast, Inc. (the "Sellers"). Pursuant to the Asset Purchase Agreement, on May 19, 2009 the Company acquired certain intellectual property and ecommerce assets owned by the Sellers for $14.0 million in cash. In addition, the Company will pay the Sellers a royalty based on a percentage of sales over a thirty month period dependent upon levels of sales achieved from the acquired assets, with a minimum payment of $3.0 million. The Company capitalized legal and other fees incurred of approximately $0.5 million. The acquisition has been accounted for as an asset purchase rather than a business combination as the acquisition does not meet the definition of a business under applicable accounting principles.

The Company has completed a purchase price allocation with respect to the Circuit City asset acquisition and recorded assets of approximately $5.0 million for Trademarks and Trade Names, $7.0 million for Domain Names and $2.5 million for Client Lists. These assets were recorded in the Company's Technology Products business segment. The Company expects to amortize its Client Lists over a weighted average 5 year period. All other assets have indefinite lives. The gross carrying amount and accumulated amortization for amortizable intangible assets related to this acquisition at December 31, 2009 and December 31, 2008 was as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization
Client Lists	$ 2,541	$ 370

On January 5, 2008, the Company, through various subsidiaries, entered into an asset purchase agreement with CompUSA Inc., a Delaware corporation. Pursuant to the Purchase Agreement, the Company acquired certain assets and liabilities related to the e-commerce business of CompUSA Inc., certain intellectual property rights owned by CompUSA, and the E-Commerce Business for $18.9 million in cash. Pursuant to the Purchase Agreement, the Company also acquired sixteen retail leases from CompUSA Inc. and certain fixtures located at these locations. This acquisition accelerated the Company's planned expansion into the retail market place in North America and Puerto Rico. The Company has recorded assets of approximately $17.0 million for Trademarks and Trade Names, $8.0 million for Domain Names, $3.4 million for Retail Store Leases, $0.4 million for Client Lists, $0.9 million for fixed assets and $0.9 million for Goodwill. These assets were recorded in the Company's Technology Products business segment. The Company expects to amortize its Retail Store Leases over the remaining weighted average life of the leases, 12.9 years, the Client Lists over a weighted average 5 year period and depreciate its fixed assets over a similar period. All other intangible assets are indefinite lived. All of the Company's goodwill at December 31, 2009 is deductible for tax purposes on a straight line basis over 15 years. The gross carrying amount and accumulated amortization for amortizable intangible assets at December 31, 2009 was as follows (in thousands):

	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Retail store leases	$ 3,410	$ 484	$ 3,410	$ 220
Client lists	400	323	400	$ 103
	$ 3,810	$ 807	$ 3,810	$ 323

The aggregate amortization expense for material acquisitions was approximately $0.9 million in 2009. The estimated amortization for material acquisitions for future years ending December 31 is as follows (in thousands):

2010	823
2011	781
2012	771
2013	765
2014 and after	2,034
Total	$ 5,174

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net consist of the following (in thousands):

	December 31,	
	2009	2008
Land and buildings	$ 28,458	$ 26,556
Furniture and fixtures, office, computer and other equipment and software	123,876	92,137
Leasehold improvements	19,212	14,839
	171,546	133,532
Less accumulated depreciation and amortization	105,948	85,067
Property, plant and equipment, net	$ 65,598	$ 48,465

Included in property, plant and equipment are assets under capital leases, as follows (in thousands):

	2009	2008
Furniture and fixtures, office, computer and other equipment	$ 5,525	$ 4,764
Less: Accumulated amortization	3,510	2,573
	$ 2,015	$ 2,191

Depreciation charged to operations for property, plant and equipment including capital leases in 2009, 2008, and 2007 was $11.2 million, $10.1 million and $8.8 million, respectively.

4. CREDIT FACILITIES

The Company maintains a $120 million (which may be increased by up to $30 million, subject to certain conditions) secured revolving credit agreement with a group of financial institutions which provides for borrowings in the United States and United Kingdom. The borrowings are secured by all of the domestic and United Kingdom accounts receivable, all domestic inventories, the United Kingdom headquarters building and the Company's shares of stock in its domestic and United Kingdom subsidiaries. The credit facility expires and outstanding borrowings thereunder are due on October 26, 2010. The borrowings under the agreement are subject to borrowing base limitations of up to 85% of eligible accounts receivable and up to 40% of qualified inventories. The interest on outstanding advances is payable monthly, at the Company's option, at the prime rate (3.25% at December 31, 2009) plus 0.25% or the overnight daily LIBOR rate (0.5% at December 31, 2009) plus 1.25% to 2.25%. The undrawn availability under the facility may not be less than $15 million until the last day of any month in which the availability net of outstanding borrowings is at least $70 million. The facility also calls for a commitment fee payable quarterly in arrears of 0.375% of the average daily unused portions of the facility. The revolving credit agreement requires that a minimum level of availability be maintained. If such availability is not maintained, the Company will be required to maintain a fixed charge coverage ratio (as defined). The agreement contains certain other covenants, including restrictions on capital expenditure, acquisitions and payments of dividends. We were in compliance with all of the covenants as of December 31, 2009. As of December 31, 2009, eligible collateral under the agreement was $110.8 million and total availability was $98.7 million. There were outstanding letters of credit of $12.1 million and there were no outstanding advances.

The Company's Inmac WStore subsidiary maintains a secured revolving credit agreement with a financial institution in France which is secured by WStore Europe SA accounts receivable balances. Available amounts for borrowing under this facility includes all accounts receivable balances not over 60 days past due reduced by the greater of €4.0 million or 10% of the eligible accounts receivable. As of December 31, 2009 there was availability under this credit facility of approximately €6.0 million ($8.6 million) and there was €9.9 million ($14.2 million) of outstanding borrowings. Outstanding balances under this agreement carry interest at 1.5% as of December 31. The credit facility duration is indefinite; however either party may cancel the agreement with ninety days notice. Under this agreement the Company is subject to certain non-financial covenants which it was in compliance with at December 31, 2009.

The Company's WStore UK subsidiary maintains a £2 million secured revolving credit agreement with a financial institution in the United Kingdom which is secured by WStore UK's accounts receivable balances. Available amounts for borrowing under this facility includes accounts receivable balances less a 30% retention. As of December 31, 2009 there was availability under this credit facility of approximately £0.5 million ($0.8 million).Outstanding balances under this agreement carry interest at 2.5% above the overnight daily LIBOR rate (0.5% at December 31, 2009. The credit facility duration is indefinite; however either party may cancel the agreement with ninety days notice. Under this agreement the Company is subject to certain non-financial covenants which it was in compliance with at December 31, 2009.

The weighted average interest rate on short-term borrowings was 3.3%, 5.1%, and 7.5% in 2009, 2008 and 2007, respectively.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Payroll and employee benefits	$ 27,715	$ 25,669
Freight	9,171	6,820
Deferred revenue	1,064	5,683
Advertising	8,030	5,286
Sales and VAT tax payable	7,989	8,061
Other	26,976	20,833
	$ 80,945	$ 72,352

6. LONG-TERM DEBT

Long-term debt consists of (in thousands):

	December 31, 2009	December 31, 2008
Capitalized equipment lease obligations	$ 2,223	$ 2,184
Less: current portion	1,029	773
	$ 1,194	$ 1,411

The aggregate maturities of long-term debt outstanding at December 31, 2009 are as follows (in thousands):

	2010	2011	2012	2013	2014
Maturities	$ 1,029	$ 737	$ 307	$ 150	—

7. BUSINESS EXIT COSTS

The Company announced plans to exit its Software Solutions segment, in the second quarter of 2009, as the result of economic conditions and difficulties in marketing the segment's products successfully. Total charges incurred for the year for severances, estimated lease termination costs and other costs were $1.2 million, $1.6 million, and $0.1 million, respectively. These costs were recorded in selling, general and administrative expenses and interest and other income, net in the accompanying condensed consolidated statement of operations.

The following table reconciles the associated liabilities incurred (in thousands):

	Severance and Personnel Costs	Lease Termination Costs	Other Exit Costs	Total
Balance, beginning of period	$ —	$ —	$ —	$ —
Charged to expense	1,208	1,644	80	2,932
Paid or otherwise settled	(1,208)	(697)	(80)	(1,985)
Balance, end of period	$ —	$ 947	$ —	$ 947

8. SHAREHOLDERS' EQUITY

Stock based compensation plans

The Company currently has four equity compensation plans which reserve shares of common stock for issuance to key employees, directors, consultants and advisors to the Company. The following is a description of these plans:

<u>The 1995 Long-term Stock Incentive Plan</u> - This plan, adopted in 1995, allowed the Company to issue qualified, non-qualified and deferred compensation stock options, stock appreciation rights, restricted stock and restricted unit grants, performance unit grants and other stock based awards authorized by the Compensation Committee of the Board of Directors. Options issued under this plan expire ten years after the options are granted. The ability to grant new awards under this plan ended on December 31, 2005 but awards granted prior to such date continue until their expiration. A total of 632,475 options were outstanding under this plan as of December 31, 2009.

<u>The 1995 Stock Option Plan for Non-Employee Directors</u> - This plan, adopted in 1995, provides for automatic awards of non-qualified options to directors of the Company who are not employees of the Company or its affiliates. All options granted under

this plan will have a ten year term from grant date and are immediately exercisable. A maximum of 100,000 shares may be granted for awards under this plan. The ability to grant new awards under this plan ended on October 12, 2006 but awards granted prior to such date continue until their expiration. A total of 39,000 options were outstanding under this plan as of December 31, 2009.

The 1999 Long-term Stock Incentive Plan, as amended ("1999 Plan") - This plan was adopted on October 25, 1999 with substantially the same terms and provisions as the 1995 Long-term Stock Incentive Plan. The Company increased the number of shares that may be granted under this plan to a maximum of 7.5 million from 5.0 million shares. The maximum number of shares granted per type of award to any individual may not exceed 1,500,000 in any calendar year and 3,000,000 in total. In 2009 the Company extended until December 31, 2010 the expiration date under this plan after which no grants shall be made under this plan. The original expiration date was December 31, 2009. Restricted stock grants and common stock awards reduce stock options otherwise available for future grant. A total of 1,410,984 options and 400,000 restricted stock units were outstanding under this plan as of December 31, 2009.

The 2006 Stock Incentive Plan For Non-Employee Directors — This plan, adopted by the Company's stockholders on October 11, 2006, replaces the 1995 Stock Option Plan for Non-Employee Directors. The Company adopted the plan so that it could offer directors of the Company who are not employees of the Company or of any entity in which the Company has more than a 50% equity interest ("independent directors") an opportunity to participate in the ownership of the Company by receiving options to purchase shares of common stock at a price equal to the fair market value at the date of grant of the option and restricted stock awards. Awards for a maximum of 200,000 shares may be granted under this plan. A total of 20,000 options were outstanding under this plan as of December 31, 2009.

Shares issued under our share-based compensation plans are usually issued from shares of our common stock held in the treasury.

The fair value of employee share options is recognized in expense over the vesting period of the options, using the graded attribution method. The fair value of employee share options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury yield curve.

Compensation cost related to non-qualified stock options recognized in operating results (selling, general and administrative expense) for 2009, 2008 and 2007 was $2.2 million, $3.2 million, and $3.4 million respectively. The related future income tax benefits recognized for 2009, 2008 and 2007 were $0.9 million, $1.2 million and $1.1 million, respectively.

Stock options

The following table presents the weighted-average assumptions used to estimate the fair value of options granted in 2009, 2008 and 2007:

	2009	2008	2007
Expected annual dividend yield	0%	0%	0%
Risk-free interest rate	2.64%	3.17%	4.93%
Expected volatility	66.9%	63.8%	71.2%
Expected life in years	7.7	6.3	6.2

The following table summarizes information concerning outstanding and exercisable options:

	Weighted Average					
	2009		2008		2007	
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	2,202,584	$ 9.23	2,655,937	$ 7.95	2,629,076	$ 4.69
Granted	164,000	$ 13.46	110,000	$ 12.90	699,050	$ 19.45
Exercised	(221,225)	$ 4.89	(503,078)	$ 2.25	(545,815)	$ 5.19
Cancelled or expired	(42,900)	$ 16.46	(60,275)	$ 17.77	(126,374)	$ 15.64
Outstanding at end of year	2,102,459	$ 9.87	2,202,584	$ 9.23	2,655,937	$ 7.95
Options exercisable at year end	1,558,229		1,560,804		1,645,639	
Weighted average fair value per option granted during the year	$ 9.53		$ 7.94		$ 13.19	

The total intrinsic value of options exercised was $2.0 million, $4.1 million and $6.5 million respectively, for 2009, 2008 and 2007.

The following table summarizes information about options vested and exercisable or nonvested that are expected to vest (nonvested outstanding less expected forfeitures) at December 31, 2009:

Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
$ 1.76 to $ 5.00	427,378	$ 2.28	2.53	$ 5,739
$ 5.01 to $ 15.00	1,063,317	$ 7.68	6.07	8,538
$ 15.01 to $ 20.00	472,174	$ 18.76	7.40	28
$ 20.01 to $ 20.15	100,000	$ 20.15	7.05	—
$ 1.76 to $ 20.15	2,062,869	$ 9.70	5.69	$ 14,305

The aggregate intrinsic value in the tables above represents the total pretax intrinsic value (the difference between the closing stock price on the last day of trading in 2009 and the exercise price) that would have been received by the option holders had all options been exercised on December 31, 2009. This value will change based on the fair market value of the Company's common stock.

The following table reflects the activity for all unvested stock options during 2009:

	Shares	Weighted Average Grant-Date Fair Value
Unvested at January 1, 2009	641,780	$ 11.18
Granted	164,000	$ 9.53
Vested	(241,363)	$ 10.39
Forfeited	(20,187)	$ 12.80
Unvested at December 31, 2009	544,230	$ 10.98

At December 31, 2009, there was approximately $2.6 million of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted average period of 1.19 years. The total fair value of stock options vested during 2009, 2008 and 2007 was $2.5 million, $3.0 million and $0.7 million, respectively.

Restricted Stock and Restricted Stock Units

In October 2004, the Company granted 1,000,000 restricted stock units under the 1999 Plan to a key employee who is also a Company director. A restricted stock unit represents the right to receive a share of the Company's common stock. The restricted stock units have none of the rights as other shares of common stock until common stock is distributed, other than rights to cash dividends. The restricted stock unit award was a non-performance award which vests at the rate of 20% on May 31, 2005 and 10% per year on April 1, 2006 and each year thereafter. The share-based expense for restricted stock awards was determined based on the market price of the Company's stock at the date of the award. Compensation expense related to the restricted stock award was approximately $0.6 million in each of 2009, 2008 and 2007. Share-based compensation expense for restricted stock issued to Directors was $0.1 million in each of 2009, 2008 and 2007.

Share repurchase plan

In May 2008, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. During 2009 the Company repurchased 98,934 common shares at a cost of approximately $1.2 million, an average of $11.87 per share. During 2008 the Company repurchased 475,301 common shares at a cost of approximately $5.8 million, an average of $12.25 per share. Theses shares are included in common stock in treasury at cost in the Company's consolidated balance sheet.

9. INCOME TAXES

The components of income before income taxes are as follows (in thousands):

	Year Ended December 31, 2009	2008	2007
United States	$ 54,468	$ 61,220	$ 81,832
Foreign	18,617	22,523	18,191
Total	$ 73,085	$ 83,743	$ 100,023

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ 11,987	$ 15,753	$ 26,174
State	3,005	4,106	4,842
Foreign	6,204	4,844	5,632
Total current	21,196	24,703	36,648
Deferred:			
Federal	4,271	2,242	(1,004)
State	844	154	277
Foreign	589	3,801	(5,379)
Total deferred	5,704	6,197	(6,106)
TOTAL	$ 26,900	$ 30,900	$ 30,542

Income taxes are accrued and paid by each foreign entity in accordance with applicable local regulations.

A reconciliation of the difference between the income tax expense and the computed income tax expense based on the Federal statutory corporate rate is as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Income tax at Federal statutory rate	$ 25,580	$ 29,311	$ 35,008
State and local income taxes and changes in valuation allowances, net of federal tax benefit	2,402	3,036	3,332
Foreign taxes at rates different from the U.S. rate	(991)	(940)	(2,260)
Changes in valuation allowances for foreign deferred tax assets	965	(120)	(6,184)
Decrease in tax reserves	(1,195)	—	—
Refunds- prior years	—	(872)	
Non-deductible items	—	—	963
Adjustment for prior year taxes	107	253	(593)
Other items, net	32	232	276
	$ 26,900	$ 30,900	$ 30,542

The deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2009	2008
Assets:		
Current:		
Accrued expenses and other liabilities	$ 7,612	$ 8,524
Inventory	1,838	1,899
Valuation allowances	(1,507)	—
Total current assets	$ 7,943	$ 10,423
Non-current:		
Net operating loss and credit carryforwards	$ 19,058	$ 8,834
Accelerated depreciation	10,516	1,089
Intangible and other assets	2,264	4,606
Other	6,910	5,300
Valuation allowances	(28,326)	(8,377)
Total non-current assets	$ 10,422	$ 11,452
Liabilities :		
Current :		
Deductible assets	$ 1,298	$ 753
Other	19	112
Total current liabilities	$ 1,317	$ 865
Non-current:		
Accelerated depreciation	$ 1,858	$ 248
Other	—	6
Total non-current liabilities	$ 1,858	$ 254

The Company has not provided for federal income taxes applicable to the undistributed earnings of its foreign subsidiaries of approximately $62.9 million as of December 31, 2009, since these earnings are considered indefinitely reinvested. The Company has foreign net operating loss carryforwards which expire through 2024. The Company records these benefits as assets to the extent that utilization of such assets is more likely than not; otherwise, a valuation allowance has been recorded. The Company has also provided valuation allowances for certain state deferred tax assets and net operating loss carryforwards where it is not likely they will be realized.

As of December 31, 2009, the Company has recorded valuation allowances of approximately $29.8 million including valuations against net operating loss carryforwards incurred in foreign and state jurisdictions of $15.9 million and $2.5 million, respectively, deductible temporary differences incurred in foreign jurisdictions of $10.8 million, the majority of which relates to the WStore acquisition, $0.5 million in foreign tax credit carryforwards, and $0.1 million for other state deductible temporary differences.

Valuation allowances increased in 2009 by $20.9 million as a result of the WStore acquisition and the valuation allowances recorded against acquired deferred tax assets and net operating losses. Carryforward losses of $1 million were utilized in 2009 for which valuation allowances had been previously provided.

The Company has foreign tax credit carryforwards in the amount of $0.5 million which begin to expire in 2017.

Valuation allowances decreased $.4 million in 2008 for carryforward losses utilized for which valuation allowances had been previously provided. As of December 31, 2008, the valuation allowances of $8.4 million included $6.4 million related to net operating loss carryforwards in foreign jurisdictions, $2.0 million for state net operating loss carryforwards and $0.2 million for other state deductible temporary differences. During 2008, valuation allowances increased approximately $1.4 additional losses incurred in foreign and state jurisdictions. Valuation allowances decreased $0.7 million in 2008 for carryforward losses utilized for which valuation allowances had been previously provided.

The Company is routinely audited by federal, state and foreign tax authorities with respect to its income taxes. The Company regularly reviews and evaluates the likelihood of audit assessments and believes it has adequately accrued for exposures for tax liabilities resulting from future tax audits. To the extent the Company would be required to pay amounts in excess of reserves or prevail on matters for which accruals have been established, the Company's effective tax rate in a given period may be materially impacted. The Company's federal income tax returns have been audited through 2006. The Company has not signed any consents to extend the statute of limitations for any subsequent years. The Company's significant state tax returns have been audited through 2005. The Company considers its significant tax jurisdictions in foreign locations to be the United Kingdom, Canada, France, Italy and Germany. The Company remains subject to examination in the United Kingdom for years after 2002, in Canada for years after 2004, in France for years after 2007, in Italy for years after 2005, in Netherlands for years after 2004 and in Germany for years after 2007.

In accordance with the guidance for accounting for uncertainty in income taxes the Company recognizes the tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit of an uncertain tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of accruals, our effective tax rate in a given financial statement period could be affected. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year.

The following table details activity of the Company's uncertain tax positions during 2009 and 2008:

	December 31,	
	2009	2008
Balance beginning of year	$ 916	$ 916
Decreases related to settlements with taxing authorities	(916)	—
Balance end of year	—	$ 916

Interest and penalties of approximately $0 and $0.1 million related to unrecognized tax benefits were expensed in 2009 and 2008 and are included in income tax expense. Additionally, included in income tax expense in 2008 is an interest and penalty reserves reversal of approximately $0.4 million related to a state tax audit that was settled favorably.

10. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Leases - The Company is obligated under operating lease agreements for the rental of certain office and warehouse facilities and equipment which expire at various dates through October 2026. The Company currently leases its headquarters office/warehouse facility in New York from an entity owned by the Company's three principal shareholders and senior executive officers. The Company believes that these payments were no higher than would be paid to an unrelated lessor for comparable space. The Company also acquires certain computer and communications equipment pursuant to capital lease obligations.

At December 31, 2009, the future minimum annual lease payments for capital leases and related and third-party operating leases were as follows (in thousands):

	Capital Leases	Operating Leases	Total
2010	$ 1,145	$ 24,004	$ 25,149
2011	794	24,280	25,074
2012	329	22,793	23,122
2013	155	20,253	20,408
2014		16,367	16,367
2015-2019		66,413	66,413
2020-2024		11,767	11,767
Thereafter		2,428	2,428
Total minimum lease payments	2,423	188,305	190,728
Less: sublease rental income		354	354
Lease obligation net of subleases	2,423	$ 187,951	$ 190,374
Less amount representing interest	200		
Present value of minimum capital lease payments (including current portion of $1,029)	$ 2,223		

Annual rent expense aggregated approximately $27.1 million, $25.0 million and $14.8 million in 2009, 2008 and 2007, respectively. Included in rent expense was $0.9 million, $0.9 million and $0.6 million in 2009, 2008 and 2007, respectively, to related parties. Rent expense is net of sublease income of $0.1 million, $0.4 million and $0.9 million for 2009, 2008 and 2007, respectively.

Litigation —

State of Florida, Office of the Attorney General

On September 4, 2009 the Office of the Attorney General, Department of Legal Affairs for the State of Florida filed a lawsuit against OnRebate.com Inc, TigerDirect Inc. and Systemax Inc. in the Circuit Court of the Eleventh Judicial Court for Miami-Dade County, Florida alleging deceptive and unfair trade practices under Florida law relating to the offering and processing of customer rebates. The lawsuit seeks injunctive relief, damages, civil penalties and other equitable relief. The Company denies the allegations in the lawsuit and intends to vigorously defend the case.

Other Matters

Systemax is a party to various pending legal proceedings and disputes arising in the normal course of business, including those involving commercial, employment, tax and intellectual property related claims, none of which, in management's opinion, is anticipated to have a material adverse effect on the consolidated financial statements.

11. SEGMENT AND RELATED INFORMATION

The Company operates and is internally managed in three operating segments, Technology Products, Industrial Products and Software Solutions. The Company's chief operating decision-maker is the Company's Chief Executive Officer. The Company evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, restructuring and other charges and income taxes. Corporate costs not identified with the disclosed segments and restructuring and other charges are grouped as "Corporate and other expenses." The chief operating decision-maker reviews assets and makes significant capital expenditure decisions for the Company on a consolidated basis only. The accounting policies of the segments are the same as those of the Company described in Note 1.

Financial information relating to the Company's operations by reportable segment was as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Net Sales:			
Technology Products	$ 2,967,896	$ 2,795,441	$ 2,553,716
Industrial Products	196,129	237,027	225,746
Software Solutions	1,970	493	413
Consolidated	$ 3,165,995	$ 3,032,961	$ 2,779,875
Depreciation and Amortization Expense:			
Technology Products	$ 10,141	$ 8,219	$ 6,818
Industrial Products	1,476	986	1,023
Software Solutions	613	1,111	904
Corporate	123	71	35
Consolidated	$ 12,353	$ 10,387	$ 8,780
Operating Income (Loss):			
Technology Products	$ 87,127	$ 96,177	$ 100,958
Industrial Products	15,415	24,621	20,595
Software Solutions	(6,457)	(17,948)	(15,813)
Corporate and other expenses	(22,694)	(19,483)	(11,798)
Consolidated	$ 73,391	$ 83,367	$ 93,942
Total Assets			
Technology Products	$ 521,900	$ 400,340	$ 331,033
Industrial Products	103,370	98,670	76,634
Software Solutions	149	3,531	3,783
Corporate	191,482	199,912	266,194
Consolidated	$ 816,901	$ 702,453	$ 677,644

Financial information relating to the Company's operations by geographic area was as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Net Sales:			
United States:			
Technology Products	$ 1,931,544	$ 1,660,902	$ 1,451,046
Industrial Products	196,129	237,027	225,746
Software Solutions	1,970	493	413
United States total	2,129,643	1,898,422	1,677,205
Other North America (Technology Products)	187,832	193,950	170,272
Europe	848,520	940,589	932,398
Consolidated	$ 3,165,995	$ 3,032,961	$ 2,779,875
Long-lived Assets:			
North America — principally United States	$ 39,860	$ 30,188	$ 21,978
Europe	25,738	18,277	25,602
Consolidated	$ 65,598	$ 48,465	$ 47,580

Net sales are attributed to countries based on location of selling subsidiary.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data is as follows (in thousands, except for per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009:				
Net sales	$ 752,268	$ 721,599	$ 753,880	$ 938,248
Gross profit	$ 107,550	$ 107,054	$ 112,763	$ 132,881
Net income	$ 8,698	$ 6,491	$ 12,598	$ 18,398
Net income per common share:				
Basic	$ .24	$ .18	$ .34	$ .50
Diluted	$ .23	$ .17	$ .34	$ .49
2008:				
Net sales	$ 724,737	$ 756,035	$ 739,479	$ 812,710
Gross profit	$ 113,749	$ 114,754	$ 115,419	$ 114,637
Net income	$ 18,061	$ 13,541	$ 11,273	$ 9,968
Net income per common share:				
Basic	$ .49	$ .36	$ .30	$ .27
Diluted	$ .48	$ .36	$ .30	$ .27

SYSTEMAX INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

For the years ended December:
(in thousands)

Description	Balance at Beginning of Period	Charged to Expenses	Write-offs	Other	Balance at End of Period
Allowance for sales returns and doubtful accounts					
2009	$ 17,523	$ 4,698	$ (4,493)	4,804(2)	$ 22,532
2008	$ 20,521	$ 2,424	$ (5,422)		17,523
2007	$ 18,176	$ 4,575	$ (2,230)		$ 20,521
Allowance for deferred tax assets					
2009					
Current (3)	$ —	$ —		$ 1,507	$ 1,507
Noncurrent (1)(3)	$ 8,377	$ —	$ (2,125)	$ 22,074	$ 28,326
2008					
Current	$ 96			$ (96)	$ —
Noncurrent (1)	$ 7,291	$ 1,996	$ (64)	$ (846)	$ 8,377
2007					
Current	$ 738		$ (467)	$ (175)	$ 96
Noncurrent (1)	$ 17,141	$ 2,842	$ (11,408)	$ (1,284)	$ 7,291

(1) Charges to expense are net of reductions resulting from changes in deferred tax assets due to changes in tax laws.
(2) Other relates to WStore acquisition allowance for sales returns and doubtful accounts as of acquisition date.
(3) Included in other is allowances recorded for deferred tax assets and net operating losses acquired in the WStore Europe SA acquisition.

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Richard Leeds, certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this 1 report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter(the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2010

/s/ RICHARD LEEDS
Richard Leeds, Chief Executive Officer

Exhibit 31.2

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Lawrence P. Reinhold, certify that:

1. I have reviewed this annual report on Form 10-K of Systemax Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this l report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2010

/s/ LAWRENCE P. REINHOLD
Lawrence P. Reinhold, Chief Financial Officer

Exhibit 32.1

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer of Systemax Inc., hereby certifies that Systemax Inc.'s Form 10-K for the Year Ended December 31, 2009 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 18, 2010

/s/ RICHARD LEEDS
Richard Leeds, Chief Executive Officer

Exhibit 32.2

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of Systemax Inc., hereby certifies that Systemax Inc.'s Form 10-K for the Year Ended December 31, 2009 fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78 (o)(d)) and that the information contained in such Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Systemax Inc.

Dated: March 18, 2010

/s/ LAWRENCE P. REINHOLD
Lawrence P. Reinhold, Chief Financial Officer

ANNUAL MEETING OF SHAREHOLDERS:

The 2010 Annual Meeting will be held on
Friday, June 11, 2010 at 2:00 p.m. at
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

TO RECEIVE ADDITIONAL INFORMATION ON THE COMPANY PLEASE SEND A WRITTEN REQUEST TO:

INVESTOR RELATIONS
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050
516-608-7000 ext. 7181
Email: investinfo@systemax.com
Web Site: http://www.systemax.com

STOCK EXCHANGE:
The Company's shares are traded on the
New York Stock Exchange under the symbol SYX.

INDEPENDENT AUDITORS:
ERNST & YOUNG LLP
New York, NY

DIRECTORS

Richard Leeds
Chairman and Chief Executive Officer

Bruce Leeds
Vice Chairman

Robert Leeds
Vice Chairman

Gilbert Fiorentino
Chief Executive-Technology Products Group

Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer

Robert Rosenthal
Chairman and Chief Executive Officer,
First Long Island Investors

Stacy S. Dick
Chief Financial Officer
Julian Robertson Holdings

Marie Adler-Kravecas
Retired President of Myron Corporation

CORPORATE EXECUTIVE OFFICERS

Richard Leeds
Chairman and Chief Executive Officer

Bruce Leeds
Vice Chairman

Robert Leeds
Vice Chairman

Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer

Thomas Axmacher
Vice President and Controller

Curt S. Rush
General Counsel and Secretary

Ben White
Vice President and Auditor

SEGMENT EXECUTIVE MANAGEMENT

Richard Leeds
Industrial Products

Gilbert Fiorentino
Technology Products

Systemax Inc. Corporate Headquarters
11 Harbor Park Drive, Port Washington, NY 11050

Industrial Products Headquarters
Global Equipment Company Inc.
11 Harbor Park Drive, Port Washington, NY 11050

Technology Products Headquarters
SYX Services, Inc.
7795 West Flagler Street, Miami, FL 33144

Stock Performance Graph


VALUE PER $100 INVESTED
300
250
200
150
100
50
0
Systemax Inc.
S & P Retail Index
S & P 500

	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009
Systemax Inc.	100	85	238	277	148	214
S & P Retail Index	100	99	108	89	63	89
S & P 500	100	103	117	121	77	92

Financial Summary

(In millions except Basic Net Income (Loss) Per Share)

	2005	2006	2007	2008	2009
Net Sales	$2,115.5	$2,345.2	$2,779.9	$3,032.9	$3,166.0
Operating Income	$ 37.2	$ 60.7	$ 93.9	$ 83.4	$ 73.4
Net Income	$ 11.4	$ 45.1	$ 69.5	$ 52.8	$ 46.2
Diluted Net Income Per Share	$ .31	$ 1.22	$ 1.84	$ 1.40	$ 1.24

Forward-Looking Statements: Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include known and unknown risks, uncertainties and other factors as set forth within the Form 10K forming a part of this document.

Systemax™

2009 Annual Report